                                                      REGISTRATION NO. 333-19613

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 2 TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                      CENTRAL TRACTOR FARM & COUNTRY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

          DELAWARE                          5200                         42-1425562
(STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
             OF                     CLASSIFICATION CODE)             IDENTIFICATION NO.)
      INCORPORATION OR
        ORGANIZATION)
                                    3915 DELAWARE AVENUE
                                 DES MOINES, IOWA 50316-0330
                                       (515) 266-3101

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               JAMES T. MCKITRICK

                      CENTRAL TRACTOR FARM & COUNTRY, INC.
                              3915 DELAWARE AVENUE
                          DES MOINES, IOWA 50316-0330
                                 (515) 266-3101
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

ALEXANDER A. NOTOPOULOS,      KIRK A. DAVENPORT, ESQ.
         JR., ESQ.               LATHAM & WATKINS
SULLIVAN & WORCESTER LLP         885 THIRD AVENUE
 ONE POST OFFICE SQUARE      NEW YORK, NEW YORK 10022
  BOSTON, MASSACHUSETTS           (212) 906-1200
          02109
     (617) 338-2800

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING
PURSUANT TO SECTION 8(a), MAY DETERMINE.
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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A
     REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE
     SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR
     MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
     BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR
     THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE
     SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE
     UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS
     OF ANY STATE.


                   SUBJECT TO COMPLETION, DATED MARCH 3, 1997


PRELIMINARY PROSPECTUS

                                                      [CT FARM & COUNTRY LOGO]
                                  $100,000,000

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

                              % SENIOR NOTES DUE 2007


                            ------------------------

    The  % Senior Notes due 2007 (the "Senior Notes") are being offered (the
"Offering") by Central Tractor Farm & Country, Inc., a Delaware corporation
("CT" or the "Company"). The net proceeds of the Offering, together with the net proceeds of the other financing described herein, will be used to finance the acquisition (the "Acquisition") of the Company by JWC Acquisition I, Inc.
("JWCAC"), an indirect subsidiary of J.W. Childs Equity Partners, L.P. The
Acquisition will be consummated pursuant to a merger agreement providing for the merger (the "Merger") of the Company and JWCAC, with the Company surviving such Merger. The consummation of the Offering, the Acquisition and the financing thereof are conditioned upon each other.

    The Senior Notes mature on            , 2007, unless previously redeemed.
Interest on the Senior Notes is payable semiannually on          and          ,
commencing            , 1997. The Senior Notes will be redeemable at the option
of the Company, in whole or in part, on or after       , 2002, at the redemption
prices set forth herein, plus accrued and unpaid interest thereon, to the redemption date. Notwithstanding the foregoing, at any time on or before,
           , 2000, the Company may redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of a Public
Equity Offering (as defined herein) at a redemption price equal to   % of the
principal amount thereof, plus accrued and unpaid interest thereon, to the redemption date. Upon a Change of Control (as defined herein), the Company (i)
will be required to make an offer to repurchase all outstanding Senior Notes at
101% of the aggregate principal amount thereof plus accrued and unpaid interest
thereon to the date of repurchase and (ii) prior to            , 2002, will have
the option to redeem the Senior Notes, in whole or in part, at a redemption price equal to the outstanding principal amount thereof, plus accrued and unpaid interest thereon to the redemption date plus the Applicable Premium (as defined herein).


    The Senior Notes will be general unsecured obligations of the Company and will rank senior to all existing and future subordinated indebtedness of the Company and pari passu in right of payment to all unsubordinated indebtedness of the Company, including indebtedness under the New Credit Facility (as defined herein). Upon consummation of the Acquisition, the Company will have no subsidiaries. However, the obligations of the Company under the New Credit
Facility will be secured by substantially all of the assets of the Company and any of its future subsidiaries, and accordingly, such indebtedness will effectively rank senior to the Senior Notes to the extent of such assets. The
Senior Notes will be unconditionally guaranteed (the "Subsidiary Guarantees") on a joint and several basis by each of the Company's future subsidiaries (the
"Guarantors"), subject to certain exceptions. The Subsidiary Guarantees will rank senior to all existing and future subordinated indebtedness of the Guarantors and pari passu with all other unsubordinated indebtedness of the Guarantors, including the guarantees of indebtedness under the New Credit
Facility. As of November 2, 1996, on a pro forma basis after giving effect to the Acquisition, including the Offering and the application of the proceeds therefrom, the Company would have had $18.1 million of secured indebtedness which would have effectively ranked senior to the Senior Notes, current liabilities aggregating $48.8 million which would have effectively ranked pari passu with the Senior Notes and no indebtedness or other obligations ranking junior to the Senior Notes.


    There is no existing market for the Senior Notes, and the Company does not intend to apply to list the Senior Notes on any securities exchange. See "Risk
Factors -- Absence of Public Market."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS
THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SENIOR NOTES.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


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
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                                                         PRICE TO       UNDERWRITING      PROCEEDS TO
                                                         PUBLIC(1)      DISCOUNTS(2)      COMPANY(3)
--------------------------------------------------------------------------------------------------------
Per Senior Note......................................         %               %                %
Total................................................   $100,000,000          $                $
--------------------------------------------------------------------------------------------------------


(1) Plus accrued interest, if any, from            , 1997.
(2) The Company has agreed to indemnify the Underwriter (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $         .


    The Senior Notes are being offered, subject to prior sale, by the Underwriter when, as and if issued to and accepted by the Underwriter, and subject to various prior conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Senior Notes will be made in New York, New
York on or about            , 1997.



                       NATIONSBANC CAPITAL MARKETS, INC.


               The date of this Prospectus is            , 1997.

                [PHOTOGRAPHS OF SELECTED CT STORE SELLING AREAS]

                         FOR CALIFORNIA RESIDENTS ONLY



     WITH RESPECT TO SALES OF THE   % SENIOR NOTES DUE 2007 OF CENTRAL TRACTOR
FARM & COUNTRY, INC. BEING OFFERED HEREBY TO CALIFORNIA RESIDENTS, SUCH SECURITIES MAY BE SOLD ONLY TO: (1) "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (2) BANKS, SAVINGS AND LOAN ASSOCIATIONS, TRUST COMPANIES, INSURANCE COMPANIES, INVESTMENT COMPANIES REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION AND PROFIT SHARING TRUSTS, ANY CORPORATIONS OR OTHER ENTITIES, WHICH, TOGETHER WITH SUCH CORPORATION'S OR OTHER ENTITY'S AFFILIATES WHICH ARE UNDER COMMON CONTROL, HAVE A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO THEIR MOST RECENT REGULARLY PREPARED FINANCIAL STATEMENTS (WHICH SHALL HAVE BEEN REVIEWED BUT NOT NECESSARILY AUDITED, BY OUTSIDE ACCOUNTANTS) OF NOT LESS THAN $14,000,000 AND SUBSIDIARIES OF THE FOREGOING, (3) ANY PERSON (OTHER THAN A PERSON FORMED FOR THE SOLE PURPOSE OF PURCHASING THE SECURITIES OFFERED HEREBY) WHO PURCHASES AT LEAST $1,000,000 AGGREGATE AMOUNT OF THE SECURITIES OFFERED HEREBY, OR (4) ANY NATURAL PERSON WHO (A) HAS AN INCOME OF $65,000 AND A NET WORTH OF $250,000, OR
(B) HAS A NET WORTH OF $500,000 (IN EACH CASE EXCLUDING HOME, HOME FURNISHINGS AND PERSONAL AUTOMOBILES). EACH CALIFORNIA RESIDENT PURCHASING THE SECURITIES OFFERED HERBY WILL NOT SELL OR OTHERWISE TRANSFER SUCH SECURITY TO A CALIFORNIA RESIDENT UNLESS THE TRANSFEREE COMES WITHIN ONE OF THE AFOREMENTIONED CATEGORIES AND THAT IT WILL ADVISE THE TRANSFEREE OF THIS CONDITION WHICH TRANSFEREE, BY BECOMING SUCH, WILL BE DEEMED TO BE BOUND BY THE SAME RESTRICTIONS ON RESALE.


                          ---------------------------


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Financial Statements and related notes thereto, appearing elsewhere in this Prospectus. As used herein, references to "CT" or the "Company" are to Central Tractor Farm & Country, Inc. and its subsidiaries. References to "Big Bear" are to Big Bear Farm Stores, Inc. Unless otherwise stated herein, the pro forma information contained in this Prospectus gives effect to (i) the acquisition of 31 retail stores and certain net operating assets of Big Bear; (ii) the acquisition of the Company by JWC Acquisition I, Inc. ("JWCAC"), an indirect subsidiary of J.W. Childs Equity Partners, L.P. ("Childs"), and the subsequent merger of the Company and JWCAC, with the Company as surviving corporation; and (iii) the Offering and the application of the estimated net proceeds therefrom, as if these events had occurred on October 29, 1995. References to "fiscal year" are to the Company's fiscal year, which ends on the Saturday closest to October 31 in each year.

                                  THE COMPANY


     Central Tractor Farm & Country, Inc. is one of the largest agricultural specialty retailers in the United States. As of December 31, 1996, the Company operated 112 retail stores in 16 states in the Northeast and Midwest, primarily under the "CT Farm & Country" name. CT specializes in meeting the farming, gardening and related needs of rural consumers, especially part-time and full-time farmers, hobby gardeners, skilled tradespersons and "do-it-yourself" customers. Pro forma for the fiscal year ended November 2, 1996, the Company generated sales of $307.8 million, EBITDA of $21.2 million and net income of $1.2 million.



     CT was founded in 1935 and has established itself as a leader in the agricultural specialty market, having strong name recognition and a loyal customer base. The Company obtained this position by (i) offering a full range of agricultural and related products not typically found in general merchandise retailers and home centers, (ii) merchandising high quality "CT" branded products at competitive prices and (iii) providing superior in-store service to its customers.


     The Company's stores offer a wide selection of agricultural products such as tractor parts and accessories, specialty hardware, lawn and garden items, rural automotive products, workwear, pet supplies and general consumer products. Management believes that products accounting for approximately 60% of CT's net sales cannot be found at general merchandise retailers and home centers. In addition, CT offers a high level of customer service, ranging from answering technical questions about products to special ordering of hard to find items. The Company believes that this merchandising and service strategy is a significant competitive advantage, enabling CT to differentiate itself from other retailers and generate attractive gross margins. The Company has also established national visibility for its products and services through its catalog operation, which has an annual circulation of approximately 550,000.

     The Company's stores are located primarily in rural communities with populations in each trading area ranging from 30,000 to 100,000 people (the Company considers a trading area to be the 30-mile radius around a store). While CT adjusts its store size and product mix to match the demographics of each trading area, the stores generally contain from 10,000 to 25,000 square feet of indoor selling space and carry approximately 18,000 to 24,000 stock keeping units ("SKUs"). The average sales for the Company's stores open for the full 1996 fiscal year were $3.9 million. The Company's average customer transaction in fiscal 1996 was approximately $27, reflecting the high frequency of customer purchases and the replacement nature of CT's product line.

     In 1992, the Company hired its current CEO, establishing a senior management team with considerable retail experience. Management has since initiated programs designed to increase sales and profitability, enhance customer service and improve the efficiency of CT's operations. Further, the Company initiated an aggressive expansion plan, opening 32 new stores (net of three stores closed) and acquiring 33 stores since the beginning of fiscal 1993. As a result of these efforts, CT's sales increased from $198.1 million in fiscal 1992 to $307.8 million in pro forma fiscal 1996, and EBITDA increased from $10.8 million in fiscal 1992 to $21.2 million in pro forma fiscal 1996. The average annual comparable store sales growth was 3.8% during this five-year period.

     In May 1996, the Company acquired 31 retail stores and certain net operating assets from Big Bear, a privately owned agricultural specialty retailer, for $5.7 million. Management believes that it will significantly improve sales and EBITDA in the acquired stores by converting them to the CT format. Further, these stores were added to CT's operations without a substantial increase in corporate selling, general and administrative or distribution expenses. As of December 31, 1996, 14 locations have been converted to the CT format at an approximate cost of $3.3 million (including inventory); the 17 remaining locations will be converted by the Spring of 1997 at an estimated cost of $3.0 million. With locations in Iowa, Minnesota, Missouri and Wisconsin, the Big Bear stores provide additional geographic diversity to CT's Northeastern focus.

                               BUSINESS STRATEGY

     CT seeks to continue to increase its revenues and cash flows by capitalizing on the programs it has implemented and by growing its store count. Key elements of the Company's strategy include: (i) focused merchandising and service; (ii) improved inventory management; (iii) Big Bear integration; (iv) new store openings; and (v) selective acquisitions.

- Focused Merchandising and Service: Since 1992, the Company has aggressively expanded its in-store product offerings, increasing the range of agricultural specialty products offered and reducing the number of products typically carried by general merchandise retailers. Management also plans to expand the breadth of the Company's profitable "CT" branded product line. In addition, CT offers a high level of specialized customer service. This merchandising and service strategy differentiates the Company from general merchandise retailers and home centers, enabling it to achieve attractive gross margins (29.3% in fiscal 1996). This strategy also allows the Company to locate stores near general merchandise retailers and home centers to capitalize on their retail traffic.


- Improved Inventory Management: In June 1996, the Company implemented a program to reduce inventory levels in each store and more efficiently utilize the Company's inventory replenishment system. As a result, comparable store inventory was reduced by 7.7% during fiscal 1996. Despite lower in-store inventory levels, comparable store sales grew by approximately 1.0% in fiscal 1996. Management believes CT can reduce in-store inventory levels by an additional 10% without adversely affecting revenues and margins. Further, management believes that there are additional opportunities to improve the Company's in-stock inventory position by more accurately matching inventory levels to expected rates of sales.


- Big Bear Integration: The acquired Big Bear stores averaged $0.8 million in sales for the twelve months prior to CT's acquisition. In contrast, CT's comparable Midwestern stores open for the full 1996 fiscal year averaged $2.2 million in sales, with a greater emphasis on agricultural and related product sales. Management believes that by converting the Big Bear stores into the CT store format, and by employing better merchandising and inventory management strategies, the Company will significantly increase the operating performance and cash flow at the acquired stores. The impact on sales is already being demonstrated in the recently converted stores. Within two weeks of their acquisition, all 31 Big Bear stores were operating on CT's point-of-sale ("POS") and central management information systems. Management expects to continue to leverage its existing distribution and corporate administration capabilities by consolidating the Big Bear stores into CT's operations without a substantial increase in expenses.

- New Store Openings: CT increased its store count from 47 at the beginning of fiscal 1993 to 112 as of December 31, 1996. Of the new stores, 32 were opened (net of three closed) and 33 were acquired by the Company. CT plans to open 31 stores in the next three years (including one additional store in fiscal
  1997). CT stores typically generate positive cash flow in their first full year of operation. With two exceptions, all 66 stores which the Company operated for the full 1996 fiscal year generate positive cash flow at the store level. The Company believes that its existing infrastructure will accommodate its planned expansion through fiscal 1999 without substantially increasing its distribution and corporate-level expenses.

- Selective Acquisitions: The agricultural specialty retail market is highly fragmented, with no retailer holding a dominant national position. Management estimates this market to be approximately $6.0 billion. Management believes that there are opportunities to further diversify CT's operations, achieve additional operating efficiencies and increase purchasing power by acquiring single store locations, small chains and larger regional chains. From time to time the Company has had discussions with several agricultural specialty retailers. There are no current agreements with respect to any such acquisition and there can be no assurance that any such acquisition will be consummated in the future.

                                 THE ACQUISITION

     The Offering is being conducted in connection with the acquisition of the Company by JWCAC, an indirect subsidiary of Childs. Childs is a $462.6 million institutional private equity fund managed by J.W. Childs Associates, L.P. ("Associates"), a Boston-based private investment firm. Childs acquires equity positions primarily in established small and middle-market growth companies through friendly, management-led acquisitions and recapitalizations.

     On November 27, 1996, JWCAC and Childs entered into agreements (the "Securities Purchase Agreements") with certain affiliates of Butler Capital Corporation (collectively, "BCC") and with certain members of CT's management (the "Management Shareholders") pursuant to which JWCAC agreed to purchase at a price of $14.00 per share 100% of BCC's shares and approximately 36.4% of the Management Shareholders' shares, representing approximately 64.0% and 1.4% of the Company's outstanding common stock, respectively (collectively, the "Securities Purchases"). JWCAC, its parent corporation CT Holding, Inc. ("Holding") and Childs concurrently entered into an agreement and plan of merger (the "Merger Agreement") with the Company, pursuant to which JWCAC will be merged with and into the Company (the "Merger") for merger consideration of $14.25 per share (the "Merger Consideration"). Certain additional members of management have subsequently agreed to exchange their equity securities in the Company (valued on the basis of $14.00 per common share) for equity securities of Holding and, in some cases, cash in connection with the consummation of the Merger. The Merger and this Offering will be consummated simultaneously and are each conditioned upon the consummation of the other.


     As of January 2, 1997, JWCAC had consummated the Securities Purchases and paid related expenses utilizing (i) $65.4 million of cash equity contributed to JWCAC by Holding and (ii) $35.1 million of borrowings under an interim margin loan facility (the "Margin Loan Facility") with NationsBank, N.A. ("NationsBank"), as Administrative Agent, and Fleet National Bank ("Fleet"), as Co-Agent. Holding funded its equity contribution by issuing $10.0 million of preferred stock (the "Preferred Stock") and $55.4 million of common stock, of which $60.3 million was purchased by Childs and its affiliates and $5.0 million was purchased by affiliates of Fleet. In connection with the Securities Purchases, the Company entered into a new term loan (the "New Term Loan") and a new revolving credit facility (the "New Revolving Credit Facility") with Fleet, as Administrative Agent, and NationsBank, as Co-Agent (collectively, the "New Credit Facility") and used a portion of such facility to refinance existing debt of the Company, including a $16.0 million convertible note held by BCC. See "Description of New Credit Facility." In connection with the Merger, (i) the Company will become the wholly owned subsidiary of Holding, (ii) the Management Shareholders will exchange $4.0 million in cash, notes and equity securities of the Company for equity securities of Holding and (iii) the shareholders of the Company (other than JWCAC, persons who perfect dissenters' appraisal rights and the Management Shareholders) will receive the Merger Consideration. The proceeds of the Offering will be used to pay the Merger Consideration, repay the Margin Loan Facility, pay down a portion of the New Revolving Credit Facility and pay related fees and expenses. See "Use of Proceeds." Upon consummation of the Merger, the Company will have been capitalized with $69.2 million of equity (the "Equity Investment") and $107.7 million of long-term debt (excluding $1.8 million of current maturities). On a fully diluted basis, immediately after giving effect to the Merger, Holding will be owned approximately 85% by Childs and its affiliates, approximately 7% by affiliates of Fleet and approximately 8% by current members of the Company's management. Childs and the Fleet affiliates presently expect to sell their respective interests in the Preferred Stock to other investors shortly after consummation of the Merger.

The Securities Purchases, the Merger and the related financing transactions are collectively referred to herein as the "Acquisition."


                                 RECENT RESULTS


     Based upon preliminary unaudited results for the three months ending February 1, 1997, the Company's net sales were $71.5 million, an increase of $1.5 million, or 2.2%, as compared to the three months ending January 27, 1996. This increase was primarily attributable to the addition of new stores and the acquisition of the Big Bear stores (each of which occurred during the 1996 fiscal year), offset by a decline in comparable store sales. Revenue for the six Big Bear stores that were converted to the CT format at the beginning of fiscal 1997 increased significantly during the three months ending February 1, 1997 as compared to the same period for the prior fiscal year. For the three months ending February 1, 1997 versus the same period for the prior fiscal year, the Company's EBITDA grew from $3.5 million to $3.7 million, an increase of 5.0%. Comparable store sales, which exclude the recently acquired Big Bear stores, declined by 11.9% versus the same period for the prior fiscal year. Based upon its analysis of sales by product line, management believes that the decrease in comparable store sales was primarily attributable to mild Northeastern winter weather conditions, where CT operated approximately two-thirds of its comparable stores, compared to the previous fiscal year and the elimination of two promotional events run during the first quarter of fiscal 1996. The majority of the Company's sales occur in the second and third quarters of its fiscal year, and management does not believe that comparable store sales for the three months ending February 1, 1997 are necessarily indicative of results for the entire 1997 fiscal year. In the preparation of the unaudited financial data for the three-month periods, all adjustments (consisting of normal recurring accruals) have been made which are, in the opinion of management, necessary for the fair and consistent presentation of such financial data.

                                  THE OFFERING

Securities Offered.........   $100,000,000 aggregate principal amount of   %
                              Senior Notes due 2007 of the Company (the "Senior
                              Notes").

Maturity Date..............                  , 2007.

Interest Payment Dates.....                  and                , commencing
                                             , 1997.


Ranking....................   The Senior Notes will be general unsecured
                              obligations of the Company, senior to all existing and future subordinated indebtedness of the Company and pari passu in right of payment with all other existing and future unsubordinated indebtedness of the Company, including indebtedness under the New Credit Facility.
                              However, the obligations of the Company under the New Credit Facility will be secured by substantially all of the assets of the Company and its future subsidiaries, and the Indenture for the Senior Notes (the "Indenture") restricts, but does not prohibit, the Company from incurring additional secured indebtedness. Accordingly, such secured indebtedness will effectively rank senior to the Senior Notes to the extent of such assets.
                              As of November 2, 1996, on a pro forma basis after giving effect to the Acquisition, including the Offering and the application of the net proceeds therefrom, the Company would have had $18.1 million of secured indebtedness which would have effectively ranked senior to the Senior Notes.


Optional Redemption........   On or after                , 2002, the Company may
                              redeem the Senior Notes, in whole or in part, at
                              the redemption prices set forth herein, plus
                              accrued and unpaid interest, if any, to the date
                              of redemption. Notwithstanding the foregoing, at
                              any time on or before                , 2000, the
                              Company may redeem up to 35% of the original
                              aggregate principal amount of the Senior Notes
                              with the net cash proceeds of a Public Equity
                              Offering (as defined herein) at a redemption price
                              of   % of the principal amount thereof, plus
                              accrued and unpaid interest, if any, to the date of redemption provided that at least 65% of the original aggregate principal amount of Senior
                              Notes originally issued remain outstanding immediately after redemption.


Guarantees.................   Upon consummation of the Offering, the Company
                              will have no subsidiaries. However, the Senior
                              Notes will be unconditionally guaranteed on a joint and several basis (the "Subsidiary
                              Guarantees") by any future subsidiaries of the Company, subject to certain exceptions
                              (collectively, the "Guarantors"). The Subsidiary
                              Guarantees will rank senior to all existing and future subordinated indebtedness of the Guarantors and pari passu with all other unsubordinated indebtedness of the Guarantors, including the guarantees of indebtedness under the New Credit
                              Facility. Any Guarantor's obligations under the New Credit Facility, however, will be secured by a lien on substantially all of the assets of such Guarantor, and the Indenture restricts, but does not prohibit, the Guarantors from incurring additional secured indebtedness. Accordingly, such secured indebtedness will rank prior to the Subsidiary Guarantees with respect to such assets.


Change of Control..........   Upon a Change of Control (as defined herein), the
                              Company (i) will be required to make an offer to
                              repurchase all outstanding Senior Notes at 101% of
                              the principal amount thereof plus accrued and
                              unpaid interest thereon, if any, to the date of
                              repurchase and (ii) prior to                ,

                              2002 will have the option to redeem the Senior Notes, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus the Applicable Premium (as defined herein). There can be no assurance that sufficient funds will be available to the Company at the time of any Change of Control to make any required repurchases of Senior Notes. See "Risk Factors -- Potential Inability to Fund Change of Control Offer," "Description of Senior
                              Notes -- Repurchase at the Option of
                              Holders -- Change of Control" and "-- Optional Redemption upon Change of Control."


Covenants..................   The Indenture will restrict, among other things,
                              the Company's and its future subsidiaries' ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens, engage in any sale and leaseback transaction, sell stock of subsidiaries, apply net proceeds from certain asset sales, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company or enter into certain transactions with affiliates.

Use of Proceeds............   The proceeds of the Offering will be used to repay
                              borrowings under the Margin Loan Facility, pay the Merger Consideration, temporarily repay a portion of the New Revolving Credit Facility and pay fees and expenses of the Offering and Acquisition. See
                              "Use of Proceeds."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Senior Notes.

                             SUMMARY FINANCIAL DATA

     Set forth below are selected historical and pro forma financial data and other historical operating data of the Company. The historical Statement of Operating Data of the Company for fiscal 1992 through fiscal 1996 and the historical Balance Sheet Data as of November 2, 1996 have been derived from the Company's audited financial statements for those periods. The information presented below should be read in conjunction with "Capitalization," "Pro Forma Condensed Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.


                                                                               FISCAL YEAR
                                              -----------------------------------------------------------------------------
                                                                                                               PRO FORMA
                                                                                                                  1996
                                                1992         1993         1994         1995       1996(1)    (UNAUDITED)(2)
                                              --------     --------     --------     --------     --------   --------------
                                                              (IN THOUSANDS, EXCEPT RATIOS AND STORE DATA)
STATEMENT OF OPERATING DATA:
Net sales...................................  $198,055     $202,589     $231,064     $251,703     $293,020      $307,847
Cost of sales...............................   142,310      143,144      161,523      177,340      207,228       218,177
                                              --------     --------     --------     --------     --------      --------
Gross profit................................    55,745       59,445       69,541       74,363       85,792        89,670
Selling, general and administrative
  expenses..................................    46,986       47,529       54,548       58,294       68,197        71,638
Amortization of intangibles.................       881          869          841          862          938         2,159
                                              --------     --------     --------     --------     --------      --------
Operating income............................     7,878       11,047       14,152       15,207       16,657        15,873
Interest expense............................     5,140        4,842        4,774        1,302(3)     1,663        12,739
                                              --------     --------     --------     --------     --------      --------
Income before income taxes..................     2,738        6,205        9,378       13,905       14,994         3,134
Income taxes................................     1,274        2,935        4,197        5,720        6,250         1,963
                                              --------     --------     --------     --------     --------      --------
Income from continuing operations...........  $  1,464     $  3,270     $  5,181     $  8,185     $  8,744      $  1,171
                                              ========     ========     ========     ========     ========      ========
Ratio of earnings to fixed charges(4).......       1.4x         2.0x         2.5x         5.8x         5.3x          1.2x

OTHER DATA:
Number of stores (at period end)............        47           50           55           66        111(5)
Comparable store sales increase
  (decrease)(6).............................       5.4%         4.2%        10.0%        (1.6)%        1.0%
Comparable store sales per square foot(7)...  $    210     $    218     $    240     $    224     $    222
Capital expenditures........................     2,074        2,140        5,207        6,339        8,789
Depreciation and amortization...............     2,971        3,066        3,386        3,385        4,054      $  5,304
Net cash provided by (used in):
    Operating activities from continuing
      operations............................    (1,233)       5,037       (3,571)      (5,967)       4,961        (1,362)
    Investing activities....................    (2,640)      (2,550)      (5,516)      (6,813)     (14,184)      (14,184)
    Financing activities....................     4,249        1,303        6,312       11,964       (3,215)       (3,215)
EBITDA(8)...................................  $ 10,849     $ 14,113     $ 17,538     $ 18,592     $ 20,711      $ 21,177
EBITDA margin...............................       5.5%         7.0%         7.6%         7.4%         7.1%          6.9%
Ratio of EBITDA to interest(9)..............                                                                         1.8x
Ratio of net long-term debt to EBITDA(10)...                                                                         4.9x



                                                                                            AS OF NOVEMBER 2, 1996
                                                                                           -------------------------
                                                                                            ACTUAL      PRO FORMA(2)
                                                                                           --------     ------------
                                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash...................................................................................    $  3,809       $  3,809
Working capital........................................................................      63,803         60,323
Total assets...........................................................................     159,238        237,305
Long-term debt, less current portion...................................................      17,341        107,741
Stockholders' equity...................................................................    $ 90,063       $ 69,169(11)

---------------

 (1) 53-week fiscal year. On May 31, 1996, the Company acquired 31 stores and certain net operating assets of Big Bear. The Big Bear stores generated $9.5 million of sales during the five months in which they were operated by CT.



 (2) The Pro Forma Statement of Operating Data and Other Data give effect to (i) the acquisition of 31 stores and certain net operating assets from Big Bear, (ii) the Acquisition and (iii) the Offering as though these transactions had occurred on October 29, 1995. The Pro Forma Balance Sheet Data gives effect to (i) the Acquisition and (ii) the Offering as though these transactions had occurred on November 2, 1996. See "Pro Forma Condensed Consolidated Financial Data."



 (3) In fiscal 1994, the Company consummated an initial public offering of common stock and applied the net proceeds to reduce long-term debt.



 (4) For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing cost and 20.0% of the rent expense from operating leases which the Company believes is a reasonable approximation of the interest factor included in the rent.



 (5) As of December 31, 1996, CT had opened one additional store subsequent to fiscal year-end 1996.



 (6) Percentage change in store sales as compared to sales for the same stores for the prior year for stores open and operated by CT for at least twelve months in each year. The 1.0% increase in comparable store sales in 1996 has been adjusted to reflect a comparable 52-week fiscal year. Comparable store sales grew 2.9% without such adjustment.



 (7) Comparable store sales per square foot is calculated by dividing store sales by total indoor selling square footage for stores open and operated by CT at least twelve months in each period.



 (8) Income from continuing operations before interest expense (including amortization of deferred financing costs), income taxes, depreciation and amortization of intangibles. EBITDA is presented because it is a widely accepted financial indicator of a leveraged company's ability to service and/or incur indebtedness and because management believes that EBITDA is a relevant measure of the Company's ability to generate cash without regard to the Company's capital structure or working capital needs. EBITDA as presented may not be comparable to similarly titled measures used by other companies, depending upon the non-cash charges included. When evaluating EBITDA, investors should consider that EBITDA (i) should not be considered in isolation but together with other factors which may influence operating and investing activities, such as changes in operating assets and liabilities and purchases of property and equipment, (ii) is not a measure of performance calculated in accordance with GAAP, (iii) should not be construed as an alternative or substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows (in each case, as determined in accordance with GAAP) and (iv) should not be used as an indicator of the Company's operating performance or as a measure of its liquidity. EBITDA has been steadily increasing in the periods presented. Management interprets this trend as showing stable cash flows for the Company in the periods presented.



 (9) Assumes pro forma cash interest expense of $12,099, consisting of $548 for the New Revolving Credit Facility, $613 for the New Term Loan, $10,750 for the Senior Notes and $188 for capitalized leases. Cash interest expense differs from interest expense for GAAP accounting purposes by amortization of deferred financing costs in the amount of $640. The ratio of EBITDA to interest expense for GAAP accounting purposes is 1.7x. The ratio of EBITDA to interest expense is presented because it is a widely accepted financial indicator of a leveraged company's ability to service indebtedness. When evaluating the ratio of EBITDA to interest expense, investors should consider the matters relating to EBITDA described in note 8 above.



(10) For purposes of computing this ratio, net long-term debt excludes current maturities of $1,770 and is net of cash. See "Capitalization."


(11) Pro forma stockholders' equity is computed as follows:


            Cash contributed by Childs and affiliates                              $60,290
            Cash contributed by new outside directors                                  135
            Cash contributed by affiliates of Fleet                                  5,000
            Cash contributed by senior management                                      589
            Roll-over of CT common stock by senior management                        1,185
            Roll-over of CT common stock options by senior management                2,899
                                                                                   -------
            Total fair value of contributed equity capital                          70,098
            Less: loans to senior management to fund capital contributions            (275)
            Less: exercise price of stock options rolled-over by senior
              management                                                              (654)
                                                                                   -------
            Adjusted contributed equity capital                                    $69,169
                                                                                   =======

                                  RISK FACTORS

     Prospective investors should carefully consider the specific factors set forth below, as well as the other information included in this Prospectus, before deciding to purchase the Senior Notes offered hereby.

SIGNIFICANT LEVERAGE AND DEBT SERVICE


     The Company has and will continue to have substantial indebtedness and significant debt service obligations. On a pro forma basis, after giving effect to the Acquisition, including this Offering and the application of the net proceeds therefrom, the Company's total debt and stockholders' equity as of November 2, 1996 would have been $118.1 million and $69.2 million, respectively. Of such total debt, $18.1 million would have been secured indebtedness effectively ranking senior to the Senior Notes, and other than current liabilities aggregating $48.8 million, the Company would have had no indebtedness or other obligations effectively ranking pari passu with the Senior Notes. In addition, subject to the restrictions contained in the agreements governing the Company's indebtedness, the Company may incur additional indebtedness from time to time to finance acquisitions, for capital expenditures and for other purposes. The restrictions imposed under the Indenture would have permitted the Company to incur an additional $53.9 million in indebtedness effectively ranking senior to the Senior Notes immediately after giving effect to the Acquisition and the consummation of the Offering. See "Capitalization," "Pro Forma Condensed Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     The Company's level of indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the New Credit Facility will require the Company to meet certain financial tests, (iii) such covenants, the Indenture governing the Senior Notes and certain other restrictions may limit the Company's ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities and (iv) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of Senior Notes" and "Description of New Credit Facility."


     The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Based upon the current and anticipated level of operations, the Company believes, however, that its cash flow from operations, together with amounts available under the New Credit Facility, will be adequate to meet its anticipated requirements in the foreseeable future for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of its existing debt, including the Senior Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible, that any additional financing could be obtained or that any refinancing or additional financing would be on terms which are favorable to the Company. The inability to obtain additional financing or refinancing on favorable terms could have a material adverse effect on the Company. For example, a default by the Company under the terms of the Indenture would result in a default under the terms of the New Credit Facility.

EFFECTIVE SUBORDINATION

     The Company has entered into the New Credit Facility pursuant to which, upon consummation of the Acquisition, it will have term borrowings of $8.0 million. In addition, the Company will have the ability to borrow up to $30.0 million on a revolving credit basis under the New Credit Facility, subject to borrowing base limitations (of which approximately $18.0 million is expected to be outstanding following the Offering). The New Credit Facility will be secured by liens on substantially all of the assets of the Company and the Subsidiary Guarantors. Accordingly, the lenders under the New Credit Facility will have claims with respect to the assets constituting collateral for any indebtedness thereunder that will be satisfied prior to the unsecured claims of holders of the Senior Notes. See "Description of New Credit Facility." In addition, the Indenture restricts, but does not prohibit, the Company from incurring additional secured indebtedness. See "Description of Senior Notes." The Senior Notes will be effectively subordinated to the New Credit Facility and any other secured indebtedness, to the extent of such security interests. In the event of a default on the Senior Notes or a bankruptcy, liquidation or reorganization of the Company, such assets will be available to satisfy obligations of the secured debt before any payment could be made on the Senior Notes. Accordingly, there may only be a limited amount of assets available to satisfy any claims of the holders of Senior Notes upon an acceleration of the Senior Notes. To the extent that the value of such collateral is insufficient to satisfy such secured indebtedness, amounts remaining outstanding on such secured indebtedness would be entitled to share pari passu with respect to any other assets of the Company. At November 2, 1996, pro forma for the Acquisition and the related financings, the Senior Notes would have been effectively subordinated to $18.1 million of secured indebtedness.


NEW STORE GROWTH

     The Company grew from 47 stores at the beginning of fiscal 1993 to 112 stores as of December 31, 1996. The Company plans to open one additional store in fiscal 1997 and approximately 15 stores in each of fiscal 1998 and fiscal 1999. A significant portion of the Company's expansion plan may occur through acquisitions as an alternative to direct investments in new store openings. In addition, the Company's strategy of pursuing selective acquisitions could result in acquisitions of medium or large agricultural specialty retail chains which could substantially accelerate and exceed the Company's currently planned growth. See "Business -- Business Strategy." The proposed expansion could be more rapid than the Company's historical growth, and the continued growth of the Company will depend, in large part, upon the Company's ability to open or acquire new stores in a timely manner and to operate them profitably. However, successful expansion is subject to various contingencies, many of which are beyond the Company's control. These contingencies include, among others, (i) the Company's ability to identify, finance and complete suitable acquisitions on acceptable terms, (ii) the Company's ability to identify and secure suitable store sites on a timely basis and on satisfactory terms, (iii) the Company's ability to hire, train and retain qualified managers and other personnel and
(iv) the successful integration of new stores, or newly acquired store chains, into CT's existing operations. Restrictions on additional indebtedness or investments imposed under the Indenture or the New Credit Facility and limitations on the availability of undrawn amounts under the New Credit Facility may limit the Company's ability to finance expansion. In addition, a portion of CT's future growth is expected to result from the conversion of all 31 Big Bear stores to the CT format. However, the conversion process will require that the remaining 17 unconverted stores be closed for approximately three weeks and there can be no assurance that after reopening such stores will achieve targeted operating levels. No assurance can be given that the Company will be able to complete its expansion plans successfully. The Company's failure to achieve results for new stores similar to those achieved with prior locations, or continue to manage its growth effectively, could materially adversely affect its business, financial condition and results of operations.

SEASONALITY

     The Company's sales and operating income are highest in the second and third quarters of each fiscal year (and the Company's working capital needs peak in the second fiscal quarter) due to the farming industry's planting season and the sale of seasonal products. Over the last five years, the second and third fiscal quarters have accounted for approximately 54% of the Company's sales and approximately 68% of its EBITDA. Consequently, an economic downturn during these periods could adversely affect the Company to a greater extent than if such downturn occurred at other times during the year. If the Company is affected by such an economic downturn, its business, results of operations and financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

EMPHASIS ON AGRICULTURAL PRODUCTS; REGIONAL CONCENTRATION

     The Company's product mix is heavily targeted to the agricultural consumer. Consequently, the Company's sales volume and income from operations depend significantly upon agricultural activity, which may, in turn, be affected by severe weather conditions, such as excessive rain, drought or early or late frosts. There can be no assurance that agricultural conditions and severe weather conditions will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The majority of the Company's stores are located in the Northeastern and Midwestern United States, and the Company's expansion plan includes locating additional stores in the Midwest and new stores in the Southeast United States. In addition, most of the Company's stores are located in less populated areas and rural environments that are substantially dependent upon the local economy. As a result, the Company's sales and profitability are largely dependent on the general strength of the economy in these regions, regional weather conditions, regional demographic changes and other regional factors. A downturn in the economies of these regions could have an adverse impact on the Company's business, financial condition and results of operations and the ability of the Company to implement its expansion plan.

COMPETITION

     The Company faces competition primarily from other chain and single-store agricultural specialty retailers, general merchandise retailers and home centers. Some of these competitors have substantially greater financial and other resources than the Company.

     Currently, most of the Company's stores do not compete directly in the trading areas of other agricultural specialty retail chains. However, the Company's expansion plans will likely result in new stores being located in trading areas currently served by one or more of these chains, and there can be no assurance that these chains, certain of which have announced expansion plans, will not expand into the Company's trading areas. Expansion by the Company into trading areas currently served by its competitors or expansion by competitors into the Company's trading areas could have a material adverse effect on the Company's business, financial condition or results of operation.

     In addition, the Company competes in over 90% of its trading areas with general merchandise retailers and/or home centers and expects these retailers to be in many of the trading areas targeted for expansion. The Company believes that its merchandise mix and level of customer service successfully differentiate it from general merchandise retailers and home centers, and as a result the Company has to date been able to operate profitably despite competition from general merchandise retailers and home centers. However, in the past certain general merchandise retailers and home centers have modified their product mix and marketing strategies in an apparent effort to compete more effectively in the Company's product lines. There can be no assurances that these efforts will not continue or that the Company will continue to be able to compete successfully against current and future competition.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are largely dependent on the efforts of its senior management, including James T. McKitrick, the Company's CEO. Although the Company has employment agreements with certain of its key executives, there can be no assurance that these individuals will continue to work for the Company. Additionally, in order to successfully manage its growth strategy, the Company must continue to attract and retain qualified personnel. The Company does not currently maintain "key man" life insurance policies on any of its employees. If certain of the current key personnel should cease to be employed by the Company for any reason, or if the Company should be unable to continue to attract and retain qualified management personnel, the Company's business, financial condition and results of operations could suffer a material adverse effect. See "Management."

POTENTIAL INABILITY TO FUND CHANGE OF CONTROL OFFER


     Upon a Change of Control (as defined in the Indenture), each holder will have the right to require the Company to repurchase all or any part of such holder's Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of repurchase. However, there can be no assurance that sufficient funds will be available to the Company at the time of any Change of Control to make any required repurchases of Senior Notes tendered. Moreover, restrictions in the New Credit Facility prohibit the Company from making such required repurchases; therefore, any such repurchases would constitute an event of default under the New Credit Facility. See "Description of New Credit Facility."


CONTROL BY INVESTORS


     Upon completion of the Acquisition, 100% of the outstanding shares of the Company's common stock will be owned by Holding. Holding has no business other than holding the stock of the Company, which is the sole source of Holding's financial resources. Following the Acquisition, Holding will be controlled by Childs and its affiliates, which will beneficially own shares representing 85% of the voting interest in Holding on a fully diluted basis and will have the right to designate all of the directors of Holding other than Messrs. McKitrick and Longnecker. Accordingly, Childs, through its control of Holding, will control the Company and have the power to elect all of its directors, appoint new management and approve any action requiring the approval of the holders of the Company's common stock, including adopting amendments to the Company's Certificate of Incorporation and approving mergers or sales of substantially all of the Company's assets. John W. Childs is President of J.W. Childs Associates, Inc., the general partner of J.W. Childs Associates, L.P., the general partner of J.W. Childs Advisors, L.P., the general partner of Childs. The directors elected by Holding will have the authority to make decisions affecting the capital structure of the Company, including the issuance of additional indebtedness. See "Management," "Certain Transactions" and "Security Ownership of Certain Beneficial Owners and Management."


FRAUDULENT CONVEYANCE CONSIDERATIONS

     Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent conveyance law, if, among other things, the Company or any of the Guarantors, at the time it incurred the indebtedness evidenced by the Senior Notes or its Subsidiary Guarantee, as the case may be,
(i)(a) was or is insolvent or rendered insolvent by reason of such occurrence or
(b) was or is engaged in a business or transaction for which the assets remaining with the Company or such Guarantor constituted unreasonably small capital or (c) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to repay such debts as they mature, and
(ii) the Company or such Guarantor received or receives less than the reasonably equivalent value of fair consideration for the incurrence of such indebtedness, the Senior Notes and the Subsidiary Guarantees could be voided, or claims in respect of the Senior Notes or such Subsidiary Guarantees could be subordinated to all other debts of the Company or such Guarantors, as the case may be. The voiding or subordination of any of such indebtedness could result in an Event of Default (as defined in the Indenture) with respect to such indebtedness, which could result in acceleration thereof. In addition, the payment of interest and principal by the Company pursuant to the Senior Notes or the payment of amounts by a Guarantor pursuant to a Subsidiary Guarantee could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of the Company or such Guarantor, as the case may be.

     The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company or a Guarantor would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or (ii) it could not pay its debts as they become due.

     To the extent any Subsidiary Guarantees were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of Senior Notes would cease to have any claim in respect of such Guarantor and would be creditors solely of the Company and any Guarantor whose Subsidiary Guarantee was not avoided or held unenforceable. In such event, the claims of holders of Senior Notes against the issuer of an invalid Subsidiary Guarantee would be subject to the prior payment of all liabilities and preferred stock claims of such Guarantor. There can be no assurance that, after providing for all prior claims and preferred stock interests, if any, there would be sufficient assets to satisfy the claims of holders of Senior Notes relating to any voided portions of any Subsidiary Guarantees.

     On the basis of its historical financial information, recent operating history as discussed in "Pro Forma Condensed Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other factors, the Company believes that, after giving effect to the indebtedness incurred in connection with the Offering, it (i) will not be insolvent, will not have unreasonably small capital for the businesses in which it is engaged and will not incur debts beyond its ability to pay such debts as they mature and (ii) will have sufficient assets to satisfy any probable money judgment against it in any pending action. There can be no assurance, however, as to what standard a court would apply in making such determinations.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus, including without limitation statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including, without limitation, under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

ABSENCE OF PUBLIC MARKET

     There is no existing public market for the Senior Notes, and the Company does not intend to list the Senior Notes on any national securities exchange. Although the Underwriter has advised the Company that it currently intends to make a market in the Senior Notes, the Underwriter is not obligated to do so and may discontinue such market-making at any time. Accordingly, no assurance can be given that an active public or other market will develop upon completion of this Offering or, if developed, that such market will be sustained, or as to the liquidity of or the trading market for the Senior Notes. The initial offering price of the Senior Notes will be determined through negotiations between the Company and the Underwriter, and may bear no relationship to the market price of the Senior Notes after the Offering. Factors such as quarterly or cyclical variations in the Company's financial condition and results of operations, variations in interest rates, future announcements concerning the Company or its competitors, government regulation, general economic and other conditions could cause the market price of the Senior Notes to fluctuate substantially.

                                USE OF PROCEEDS

     The proceeds to the Company from the Offering will be $100.0 million before deducting commissions and estimated expenses of the Offering. The proceeds from the Offering will be used to repay borrowings under the Margin Loan Facility, pay the Merger Consideration, temporarily repay revolving borrowings under the New Credit Facility and pay fees and expenses of the Offering and the Acquisition.

     The following table sets forth the sources and uses of the gross proceeds of the Offering, assuming the Merger and the Offering are consummated on February 28, 1997 (in thousands):


    SOURCES OF FUNDS:
      Senior Notes offered hereby.............................................  $100,000
                                                                                --------
              Total sources...................................................  $100,000
                                                                                ========
    USES OF FUNDS:
      Refinance Margin Loan Facility(1).......................................  $ 35,649
      Pay Merger Consideration(2).............................................    51,827
      Repay New Credit Facility(3)............................................     1,923
      Fees and expenses(4)....................................................    10,601
                                                                                --------
              Total uses......................................................  $100,000
                                                                                ========


---------------
(1) The Margin Loan Facility consists of $32,620 of principal amount of term debt due April 30, 1997 and $3,029 of principal amount of the revolving debt due April 30, 1997. Indebtedness thereunder bears interest at 7-day or 30-day LIBOR plus 350 basis points (9.16% as of December 31, 1996). The $35,649 of outstanding indebtedness was used to partially fund the purchase of shares of CT from BCC and the Management Shareholders and to pay the fees and interest associated with the facility.


(2) Pursuant to the Merger, (i) 3,606,138 shares of common stock of the Company will each be converted into the right to receive $14.25 in cash and (ii) options to purchase 50,409 shares common stock of the Company will be converted into the right to receive $14.25 per share in cash less the aggregate exercise price of $431. In connection with the Merger, certain members of management will exchange (i) 2,102 shares of common stock for $14.00 per share in cash, and (ii) options to purchase 67,190 shares of common stock of the Company for $14.00 per share in cash less the aggregate exercise price of $818.



(3) The New Credit Facility provides for an $8,000 term loan and a $30,000 revolving credit loan facility. The term loan and $17,250 of revolving loans ($25,250 in total) were borrowed on December 23, 1996 to repay existing debt of the Company, of which $16,000 was incurred in connection with the acquisition of the Company by BCC in 1988 and $9,250 was incurred for working capital needs. Upon consummation of this Offering, approximately $1,923 of such revolving loans will be repaid with the proceeds of the Offering. Amounts so repaid will continue to be available to be borrowed under the New Revolving Credit Facility. Borrowings under the New Credit Facility bear interest on the basis of rates selected by the Company from time to time. See "Description of New Credit Facility." As of December 31, 1996, the weighted average interest rate on borrowings under the New Credit Facility was 7.85%.


(4) Includes discounts and commissions and estimated expenses to be incurred in connection with the Offering and the application of the net proceeds therefrom, and fees and expenses payable in connection with the Acquisition and the financing thereof, including $3,000 in underwriting discounts and commissions payable to the Underwriter, approximately $2,200 payable to CT's investment bankers in connection with the Merger and approximately $1,700 as an advisory and financing fee payable to Associates in connection with the Merger.

                                 CAPITALIZATION


     The following table sets forth, as of November 2, 1996, (i) the consolidated capitalization of the Company and (ii) the pro forma consolidated capitalization of the Company after giving effect to the Acquisition and the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Pro Forma Condensed Consolidated Financial Data and the notes thereto and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.



                                                                         NOVEMBER 2, 1996
                                                                     ------------------------
                                                                     HISTORICAL     PRO FORMA
                                                                     ----------     ---------
                                                                          (IN THOUSANDS)
    Cash and cash equivalents......................................   $   3,809     $   3,809
                                                                      =========     =========
    Short-term bank debt...........................................   $   3,669     $   8,597(1)
                                                                      =========     =========
    Long-term debt:
      New Term Loan(2).............................................   $      --     $   8,000
      Capital lease obligations(3).................................       1,511         1,511
        % Senior Notes due 2007....................................          --       100,000
      7% Convertible Notes.........................................      16,000            --
                                                                      ---------     ---------
              Total long-term debt.................................      17,511       109,511
    Total stockholders' equity (4).................................      90,063        69,169
                                                                      ---------     ---------
              Total capitalization.................................   $ 107,574     $ 178,680
                                                                      =========     =========


---------------
(1) Consists of borrowings under the $30,000 New Revolving Credit Facility. The Company has historically classified borrowings under its revolving credit facilities as short-term because it expects to temporarily repay all outstanding borrowings at some time within the next twelve months.

(2) Includes current maturities of $1,600.

(3) Includes current maturities of $170.

(4) The adjustments to stockholders' equity are as follows:


        Cash contributed by Childs and affiliates                                     $ 60,290
        Cash contributed by new outside directors                                          135
        Cash contributed by affiliates of Fleet                                          5,000
        Cash contributed by senior management                                              589
        Roll-over of CT common stock by senior management                                1,185
        Roll-over of CT common stock options by senior management                        2,899
                                                                                      --------
        Total fair value of contributed equity capital                                  70,098
        Less: loans to senior management to fund capital contributions                    (275)
        Less: exercise price of stock options rolled over by senior management            (654)
                                                                                      --------
        Adjusted contributed equity capital                                             69,169
        Less historical stockholders' equity in the Company                            (90,063)
                                                                                      --------
        Decrease in stockholders' equity                                              $(20,894)
                                                                                      ========

                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following Unaudited Pro Forma Condensed Consolidated Financial Data are based on the historical audited consolidated financial statements of the Company included elsewhere in this Prospectus, adjusted to give effect to the pro forma adjustments described in the notes thereto. The Unaudited Pro Forma Condensed Consolidated Statement of Income Data gives effect to: (i) the acquisition of 31 stores and certain net operating assets from Big Bear by the Company; (ii) the Acquisition; and (iii) the Offering as though these transactions had occurred on October 29, 1995. The Unaudited Pro Forma Condensed Consolidated Balance Sheet Data gives effect to: (i) the Acquisition; and (ii) the Offering as though these transactions had occurred on November 2, 1996.

     The pro forma adjustments are based upon available data and certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Condensed Consolidated Financial Data are not necessarily indicative of the Company's financial position or results of operations that might have occurred had the aforementioned transactions been completed as of the dates indicated above and do not purport to represent what the Company's consolidated financial position or results of operations might be for any future period or date. The Unaudited Pro Forma Condensed Consolidated Financial Data should be read in conjunction with the Consolidated Financial Statements of the Company and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


     The Acquisition will be accounted for using the purchase method of accounting. The total purchase price will be allocated to the tangible and intangible assets and the liabilities of the Company based upon their respective fair values. The allocation of the aggregate purchase price included in the Unaudited Pro Forma Condensed Consolidated Financial Data is preliminary. However, the Company does not expect that the final allocation of the purchase price will materially alter the pro forma financial position and results of operations appearing in the following pages.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF INCOME DATA
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                PRO FORMA        PRO FORMA CT
                              HISTORICAL      BIG BEAR FOR      FOR YEAR ENDED
                              CT FOR YEAR    PERIOD OF SEVEN     NOVEMBER 2,          THE          PRO FORMA CT
                                 ENDED        MONTHS ENDED       1996 (GIVING     ACQUISITION     FOR YEAR ENDED
                              NOVEMBER 2,     MAY 31, 1996      EFFECT TO BIG      PRO FORMA       NOVEMBER 2,
                                 1996              (1)              BEAR)         ADJUSTMENTS          1996
                              -----------    ---------------    --------------    -----------     --------------
Net sales...................   $ 293,020         $14,827           $307,847         $    --          $307,847
Cost of sales...............     207,228          10,949            218,177              --           218,177
                                --------         -------           --------         -------          --------
Gross profit................      85,792           3,878             89,670              --            89,670
Selling, general and
  administrative expenses...      68,197           3,201             71,398             240(4)         71,638
Amortization of
  intangibles...............         938              78(2)           1,016           1,143(5)          2,159
                                --------         -------           --------         -------          --------
Operating income............      16,657             599             17,256          (1,383)           15,873
Interest expense............       1,663              --              1,663          11,076(6)         12,739
                                --------         -------           --------         -------          --------
Income before income
  taxes.....................      14,994             599             15,593         (12,459)            3,134
Income taxes................       6,250             239(3)           6,489          (4,526)(7)         1,963
                                --------         -------           --------         -------          --------
Net income..................   $   8,744         $   360           $  9,104         $(7,933)         $  1,171
                                ========         =======           ========         =======          ========
Net income per share........   $    0.80                           $   0.83                          $   0.11
Weighted average common and
  common equivalent shares
  outstanding...............      10,986                             10,986                            10,986
Ratio of earnings to fixed
  charges(8)................         5.3x                                                                 1.2x

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENT OF INCOME DATA

(1) The Company acquired 31 retail stores and certain net operating assets from Big Bear as of May 31, 1996 for $5,700. Results of operations of these Big Bear stores for the period of seven months ended May 31, 1996 represents (i) historical store-level operating results for the acquired retail stores and do not include any distribution, merchandising or general and administrative costs and expenses of Big Bear which were accounted for at the Big Bear corporate office level and not allocated to the stores; and (ii) the following pro forma incremental costs which represent the estimated additional costs to the Company to provide distribution, merchandising, and general and administrative services to the 31 acquired Big Bear stores for the seven-month period:


        Cost of sales -- distribution costs                                               $227
        Selling, general and administrative expenses                                       200
                                                                                          ----
                                                                                          $427
                                                                                          ====


    Actual results of operations of the Big Bear stores for the period of five months ended November 2, 1996 since the date of acquisition are included in the consolidated results of operations of the Company for the year ended November 2, 1996.

(2) Represents pro forma amount of goodwill amortization relating to the Big Bear acquisition for the seven months ended May 31, 1996.

(3) Represents pro forma income taxes relating to the pro forma to income before income taxes of the acquired Big Bear stores for the seven-month period ended May 31, 1996, computed using a marginal tax rate of 40.0%.

(4) Represents an annual management fee charged by Associates.

(5) Represents the incremental amount of goodwill amortization (over a period of 40 years) as a result of the increase in goodwill attributable to the acquisition of the Company by JWCAC and the subsequent merger of JWCAC into the Company.

(6) Represents the incremental amount of interest expense relating to the Acquisition computed as follows:


        Interest expense related to new debt:
        New Revolving Credit Facility                                                  $   548
        New Term Loan                                                                      613
        Senior Notes offered hereby                                                     10,750
        Amortization of deferred financing charges                                         640
        Interest on capital leases                                                         188
                                                                                       -------
            Subtotal                                                                    12,739
        Less: interest expense relating to repaid debt                                  (1,663)
                                                                                       -------
        Pro forma adjustment                                                           $11,076
                                                                                       =======



    Interest expense related to the New Revolving Credit Facility is determined based on an annual average of approximately $7,150 of borrowings outstanding. Interest expense was calculated using the following average rates: (a) New Revolving Credit Facility: 7.66% (b) New Term Loan: 7.66% and
    (c) Senior Notes: 10.75%.


(7) Represents the reduction in income tax to record the income tax benefit related to pro forma adjustments for the Associates management fee and incremental interest expense, computed using an effective income tax rate of 40.0%. No tax benefit was provided relating to the pro forma adjustment for the incremental amount of goodwill amortization relating to the acquisition of the Company, since such amounts will not be deductible for income tax purposes.

(8) For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred finance costs and 20.0% of the rent expense from operating leases, which the Company believes is a reasonable approximation of the interest factor included in the rent.

                         UNAUDITED PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET
                           (IN THOUSANDS OF DOLLARS)


                                                                  AS OF NOVEMBER 2, 1996
                                                     -------------------------------------------------
                                                                         PRO FORMA
                                                     HISTORICAL CT     ADJUSTMENTS(1)     PRO FORMA CT
                                                     -------------     --------------     ------------
ASSETS

Current assets:
  Cash and cash equivalents........................    $   3,809          $     --          $  3,809
  Inventory........................................      107,203             5,081(2)        112,284
  Other current assets.............................        3,360                --             3,360
                                                       ---------          --------          --------
     Total current assets..........................      114,372             5,081           119,453
  Property, improvements and equipment, net........       24,457                --            24,457
  Goodwill and other intangible assets.............       20,034            66,286(3)         86,320
  Deferred financing costs.........................           --             6,700(4)          6,700
Other assets.......................................          375                --               375
                                                       ---------          --------          --------
          Total assets.............................    $ 159,238          $ 78,067          $237,305
                                                       =========          ========          ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Bank line of credit..............................    $   3,669          $  4,928(5)       $  8,597
  Accounts payable.................................       41,081                --            41,081
  Other accrued expenses...........................        4,736                --             4,736
  Deferred income taxes............................          913             2,033(6)          2,946
  Current portion of long-term debt and capital
     leases........................................          170             1,600(7)          1,770
                                                       ---------          --------          --------
     Total current liabilities.....................       50,569             8,561            59,130
  Noncurrent portion of long-term debt and capital
     lease obligations.............................       17,341            90,400(7)        107,741
  Deferred income taxes............................        1,265                --             1,265
                                                       ---------          --------          --------
     Total liabilities.............................       69,175            98,961           168,136
     Stockholders' equity..........................       90,063           (20,894)(8)        69,169
                                                       ---------          --------          --------
          Total liabilities and stockholders'
            equity.................................    $ 159,238          $ 78,067          $237,305
                                                       =========          ========          ========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET

(1) Pro Forma Adjustments represent adjustments necessary to reflect the Acquisition. Sources and uses of cash for the Acquisition are as follows:


        Cash Sources:
        Capital contributions from shareholders (net of $3,430 non-cash contributions rolled over
          from senior management)                                                                  $ 65,739
        Exercise of stock options by officer                                                            252
        New Revolving Credit Facility                                                                 8,597
        New Term Loan                                                                                 8,000
        Senior Notes offered hereby                                                                 100,000
                                                                                                   --------
        Total cash sources                                                                         $182,588
                                                                                                   ========
        Cash Uses:
        Payments in respect of outstanding common stock, stock warrant and stock options from
          existing shareholders                                                                    $151,919
        Repayment of existing Company long-term debt                                                 16,000
        Repayment of existing Company short-term debt                                                 3,669
        Payment of debt issuance costs                                                                6,700
        Other estimated fees and expenses                                                             4,300
                                                                                                   --------
        Total cash uses                                                                            $182,588
                                                                                                   ========


(2) Increase to record merchandise inventories at estimated selling prices less the cost of disposal and a reasonable profit allowance.

(3) Excess of cost of acquisition over the allocated fair value of the underlying tangible net assets as follows:


        Estimated purchase price                                                                   $159,649
        Fair value of underlying tangible net assets acquired                                       (73,329)
                                                                                                   --------
        Excess of cost of acquisition over the allocated fair value of the underlying tangible
          net assets                                                                                 86,320
        Historical goodwill and other intangible assets of the Company                               20,034
                                                                                                   --------
        Pro forma adjustment to goodwill                                                           $ 66,286
                                                                                                   ========


(4) Deferred financing costs consist primarily of the underwriting discounts relating to the Offering and fees relating to the New Credit Facility.

(5) The adjustments to short-term bank line of credit are as follows:


        Proceeds from New Revolving Credit Facility                                                $  8,597
        Repayment of existing notes payable to bank                                                  (3,669)
                                                                                                   --------
        Increase in short-term bank line of credit                                                 $  4,928
                                                                                                   ========


(6) Increase in deferred income taxes relating to inventory adjustment under the liability method of accounting using a marginal tax rate of 40.0%.


(7) The adjustments to the noncurrent portion of long-term debt are as follows:



        Proceeds from issuance of new long-term debt:
          New Term Loan                                                                            $  8,000
          Senior Notes offered hereby                                                               100,000
                                                                                                   --------
                                                                                                    108,000
          Less: current portion                                                                      (1,600)
                                                                                                   --------
          Subtotal                                                                                  106,400
        Repayment of old long-term debt:
          7% convertible notes                                                                      (16,000)
                                                                                                   --------
          Increase in long-term debt                                                               $ 90,400
                                                                                                   ========


(8) The adjustments to stockholders' equity are as follows:


        Cash contributed by Childs and affiliates                                                  $ 60,290
        Cash contributed by new outside directors                                                       135
        Cash contributed by affiliates of Fleet                                                       5,000
        Cash contributed by senior management                                                           589
        Roll-over of CT common stock by senior management                                             1,185
        Roll-over of CT common stock options by senior management                                     2,899
                                                                                                   --------
        Total fair value of contributed equity capital                                               70,098
        Less: loans to senior management to fund capital contributions                                 (275)
        Less: exercise price of stock options rolled over by senior management                         (654)
                                                                                                   --------
        Adjusted contributed equity capital                                                          69,169
        Less: historical stockholders' equity of the Company                                        (90,063)
                                                                                                   --------
        Decrease in stockholders' equity                                                           $(20,894)
                                                                                                   ========

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     Set forth below are selected historical and pro forma financial data and other historical operating data of the Company. The historical Statement of Operating Data of the Company for fiscal 1992 through fiscal 1996 and the historical Balance Sheet Data as of November 2, 1996 have been derived from the Company's audited financial statements for those periods. The information presented below should be read in conjunction with "Capitalization," "Pro Forma Condensed Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.


                                                                                 FISCAL YEAR
                                                  -------------------------------------------------------------------------
                                                                                                               PRO FORMA
                                                                                                                  1996
                                                    1992        1993        1994        1995      1996(1)    (UNAUDITED)(2)
                                                  --------    --------    --------    --------    --------   --------------
                                                                (IN THOUSANDS, EXCEPT RATIOS AND STORE DATA)
STATEMENT OF OPERATING DATA:
Net sales........................................ $198,055    $202,589    $231,064    $251,703    $293,020      $307,847
Cost of sales....................................  142,310     143,144     161,523     177,340     207,228       218,177
                                                  --------    --------    --------    --------    --------      --------
Gross profit.....................................   55,745      59,445      69,541      74,363      85,792        89,670
Selling, general and administrative expenses.....   46,986      47,529      54,548      58,294      68,197        71,638
Amortization of intangibles......................      881         869         841         862         938         2,159
                                                  --------    --------    --------    --------    --------      --------
Operating income.................................    7,878      11,047      14,152      15,207      16,657        15,873
Interest expense.................................    5,140       4,842       4,774       1,302(3)    1,663        12,739
                                                  --------    --------    --------    --------    --------      --------
Income before income taxes.......................    2,738       6,205       9,378      13,905      14,994         3,134
Income taxes.....................................    1,274       2,935       4,197       5,720       6,250         1,963
                                                  --------    --------    --------    --------    --------      --------
Income from continuing operations................ $  1,464    $  3,270    $  5,181    $  8,185    $  8,744      $  1,171
                                                  ========    ========    ========    ========    ========      ========
Income per share from continuing operations...... $   0.19    $   0.42    $   0.66    $   0.74    $   0.80      $   0.11
                                                  ========    ========    ========    ========    ========      ========
Ratio of earnings to fixed charges(4)............      1.4x        2.0x        2.5x        5.8x        5.3x          1.2x
OTHER DATA:
Number of stores (at period end).................       47          50          55          66         111(5)
Comparable store sales increase (decrease)(6)....      5.4%        4.2%       10.0%       (1.6)%       1.0%
Comparable store sales per square foot(7)........ $    210    $    218    $    240    $    224    $    222
Capital expenditures.............................    2,074       2,140       5,207       6,339       8,789
Depreciation and amortization....................    2,971       3,066       3,386       3,385       4,054      $  5,304
Net cash provided by (used in):
  Operating activities from continuing
    operations...................................   (1,233)      5,037      (3,571)     (5,967)      4,961        (1,362)
  Investing activities...........................   (2,640)     (2,550)     (5,516)     (6,813)    (14,184)      (14,184)
  Financing activities...........................    4,249       1,303       6,312      11,964      (3,215)       (3,215)
EBITDA(8)........................................ $ 10,849    $ 14,113    $ 17,538    $ 18,592    $ 20,711      $ 21,177
EBITDA margin....................................      5.5%        7.0%        7.6%        7.4%        7.1%          6.9%
Ratio of EBITDA to interest expense(9)...........                                                                    1.8x
Ratio of net long-term debt to EBITDA(10)........                                                                    4.9x
BALANCE SHEET DATA:
Cash............................................. $  4,498    $  9,115    $  2,582    $  3,094    $  3,809      $  3,809
Working capital..................................   34,167      37,055      50,442      62,496      63,803        60,323
Total assets.....................................  111,446     113,241     139,416     149,977     159,238       237,305
Long-term debt, less current portion.............   37,881      37,536      16,959      16,862      17,341       107,741
Stockholders' equity(11)......................... $ 22,840    $ 24,287    $ 75,735    $ 81,277    $ 90,063      $ 69,169(12)

---------------
 (1) 53-week fiscal year. On May 31, 1996, the Company acquired 31 stores and certain net operating assets of Big Bear. The Big Bear stores generated $9.5 million of sales during the five months in which they were operated by CT.

 (2) The Pro Forma Statement of Operating Data and Other Data give effect to (i) the acquisition of 31 stores and certain net operating assets from Big Bear, (ii) the Acquisition and (iii) the Offering as though these transactions had occurred on October 29, 1995. The Pro Forma Balance Sheet Data gives effect to (i) the Acquisition and (ii) the Offering as though these transactions had occurred on November 2, 1996. See "Pro Forma Condensed Consolidated Financial Data."

 (3) In fiscal 1994, the Company consummated an initial public offering of common stock and applied the net proceeds to reduce long-term debt.

 (4) For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and 20.0% of the rent expense from operating leases which the Company believes is a reasonable approximation of the interest factor included in the rent.

 (5) As of December 31, 1996, CT had opened one additional store subsequent to fiscal year-end 1996.

 (6) Percentage change in store sales as compared to sales for the same stores for the prior year for stores open and operated by CT for at least twelve months in each year. The 1.0% increase in comparable store sales in 1996 has been adjusted to reflect a comparable 52-week fiscal year. Comparable store sales grew 2.9% without such adjustment.

 (7) Comparable store sales per square foot is calculated by dividing store sales by total indoor selling square footage for stores open and operated by CT at least twelve months in each period.


 (8) Income from continuing operations before interest expense (including amortization of deferred financing costs), income taxes, depreciation and amortization of intangibles. EBITDA is presented because it is a widely accepted financial indicator of a leveraged company's ability to service and/or incur indebtedness and because management believes that EBITDA is a relevant measure of the Company's ability to generate cash without regard to the Company's capital structure or working capital needs. EBITDA as presented may not be comparable to similarly titled measures used by other companies, depending upon the non-cash charges included. When evaluating EBITDA, investors should consider that EBITDA (i) should not be considered in isolation but together with other factors which may influence operating and investing activities, such as changes in operating assets and liabilities and purchases of property and equipment, (ii) is not a measure of performance calculated in accordance with GAAP, (iii) should not be construed as an alternative or substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows (in each case, as determined in accordance with GAAP) and (iv) should not be used as an indicator of the Company's operating performance or as a measure of its liquidity. EBITDA has been steadily increasing in the periods presented. Management interprets this trend as showing stable cash flows for the Company in the periods presented.



 (9) Assumes pro forma cash interest expense of $12,099, consisting of $548 for the New Revolving Credit Facility, $613 for the New Term Loan, $10,750 for the Senior Notes and $188 for capitalized leases. Cash interest expense differs from interest expense for GAAP accounting purposes by amortization of deferred financing costs in the amount of $640. The ratio of EBITDA to interest expense for GAAP accounting purposes is 1.7x. The ratio of EBITDA to interest expense is presented because it is a widely accepted financial indicator of a leveraged company's ability to service indebtedness. When evaluating the ratio of EBITDA to interest expense, investors should consider the matters relating to EBITDA described in note 8 above.


(10) For purposes of computing this ratio, net long-term debt excludes current maturities of $1,770 and is net of cash. See "Capitalization."

(11) The Company has not paid or declared any cash dividends during the periods presented and is restricted in paying cash dividends under the terms of its borrowing agreements, including the Indenture.

(12) Pro forma stockholders' equity is computed as follows:


        Cash contributed by Childs and affiliates                                      $60,290
        Cash contributed by new outside directors                                          135
        Cash contributed by affiliates of Fleet                                          5,000
        Cash contributed by senior management                                              589
        Roll-over of CT common stock by senior management                                1,185
        Roll-over of CT common stock options by senior management                        2,899
                                                                                       -------
        Total fair value of contributed equity capital                                  70,098
        Less: loans to senior management to fund capital contributions                    (275)
        Less: exercise price of stock options rolled-over by senior management            (654)
                                                                                       -------
        Adjusted contributed equity capital                                            $69,169
                                                                                       =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with the selected consolidated financial data and the consolidated financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items in the Company's Statement of Income expressed as a percentage of net sales:

                                                                    FISCAL YEAR ENDED
                                                       -------------------------------------------
                                                       OCTOBER 29,     OCTOBER 28,     NOVEMBER 2,
                                                          1994            1995            1996
                                                       -----------     -----------     -----------
    Net sales........................................     100.0%          100.0%         100.0%
    Gross profit.....................................      30.1            29.5            29.3
    Selling, general and administrative expenses.....      23.6            23.2            23.3
    Amortization of intangibles......................       0.4             0.3             0.3
                                                          -----           -----           -----
    Operating income.................................       6.1             6.0             5.7
    Interest expense.................................       2.1             0.5             0.6
                                                          -----           -----           -----
    Income before income taxes.......................       4.0             5.5             5.1
    Income taxes.....................................       1.8             2.3             2.1
                                                          -----           -----           -----
    Income from continuing operations................       2.2%            3.2%           3.0%
                                                          =====           =====           =====

COMPARISON OF THE YEAR ENDED NOVEMBER 2, 1996 TO THE YEAR ENDED OCTOBER 28, 1995

     Net Sales for the fiscal year ended November 2, 1996 were $293.0 million, an increase of $41.3 million, or 16.4%, as compared to net sales for the fiscal year ended October 28, 1995 of $251.7 million. This increase was due to a comparable store sales increase of approximately 1.0% (net of sales attributable to an extra (53rd) week in fiscal 1996), sales during such extra week, the opening of 14 new stores in fiscal 1996, a full year of operations for the eleven new stores opened in fiscal 1995 as compared to a partial year for those stores during fiscal 1995 and the acquisition of the Big Bear stores in May 1996. The increase in comparable store sales was primarily due to a comparable store sales increase of 13.8% during the fourth quarter of fiscal 1996 as compared to the fourth quarter of fiscal 1995. This increase in comparable store sales during the fourth quarter was the result of normal weather conditions during fiscal 1996 as compared to unusual and severe drought conditions during fiscal 1995.

     Gross profit for fiscal 1996 was $85.8 million, an increase of $11.4 million, or 15.4%, as compared to $74.4 million for fiscal 1995. Gross profit as a percentage of sales was 29.3% for fiscal 1996, as compared to 29.5% for fiscal 1995. This decrease is primarily attributable to the sale of lower margin products in the Big Bear stores prior to their conversion to the CT store format. Management expects that the completion of the conversion of the Big Bear stores to the CT store format will improve gross margins as a percentage of sales.

     Selling, general, and administrative expenses for fiscal 1996 were $68.2 million, an increase of $9.9 million, or 17.0%, from $58.3 million for fiscal 1995. This increase was due primarily to costs related to new store openings and costs related to stores acquired and operated in the Big Bear acquisition. Selling, general, and administrative expenses as a percentage of sales increased to 23.3% in fiscal 1996 as compared to 23.2% in fiscal 1995. This increase is attributable to higher selling, general and administrative expenses as a percentage of sales at the Big Bear stores, partially offset by a decrease in selling, general and administrative expenses as a percentage of sales at CT's existing stores. Management expects that the completion of the conversion of the Big Bear stores to the CT store format will decrease selling, general and administrative expenses as a percentage of sales.

     Amortization of intangibles was $0.9 million for fiscal 1996 and $0.9 million for fiscal 1995.

     Operating income for fiscal 1996 was $16.7 million, an increase of $1.5 million, or 9.5%, as compared to $15.2 million for fiscal 1995. Operating income as a percentage of sales decreased to 5.7% in fiscal 1996 from 6.0% in fiscal 1995. The decrease resulted from the factors affecting sales, gross profit and selling, general and administrative expenses discussed above.

     Interest expense for fiscal 1996 was $1.7 million, an increase of $0.4 million, or 27.7%, as compared to $1.3 million for fiscal 1995. This increase was primarily due to an increase in interest related to short-term borrowings under the Company's credit agreement.

     Income tax expense related to continuing operations for fiscal 1996 was $6.2 million, an increase of $0.5 million, or 8.8%, as compared to $5.7 million for fiscal 1995. Income taxes as a percentage of pretax earnings were 41.7% in fiscal 1996 as compared to 41.1% in fiscal 1995. This increase was primarily due to the effect of a reduction of a prior year over-accrual in fiscal 1995.

RECENT RESULTS


     Based upon preliminary unaudited results for the three months ending February 1, 1997, the Company's net sales were $71.5 million, an increase of $1.5 million, or 2.2%, as compared to the three months ending January 27, 1996. This increase was primarily attributable to the addition of new stores and the acquisition of the Big Bear stores (each of which occurred during the 1996 fiscal year), offset by a decline in comparable store sales. Revenue for the six Big Bear stores that were converted to the CT format at the beginning of fiscal 1997 increased significantly during the three months ending February 1, 1997 as compared to the same period for the prior fiscal year. For the three months ending February 1, 1997 versus the same period for the prior fiscal year, the Company's EBITDA grew from $3.5 million to $3.7 million, an increase of 5.0%. Comparable store sales, which exclude the recently acquired Big Bear stores, declined by 11.9% versus the same period for the prior fiscal year. Based upon its analysis of sales by product line, management believes that the decrease in comparable store sales was primarily attributable to mild Northeastern winter weather conditions, where CT operated approximately two-thirds of its comparable stores, compared to the previous fiscal year and the elimination of two promotional events run during the first quarter of fiscal 1996. The majority of the Company's sales occur in the second and third quarters of its fiscal year, and management does not believe that comparable store sales for the three months ending February 1, 1997 are necessarily indicative of results for the entire 1997 fiscal year. In the preparation of the unaudited financial data for the three-month periods, all adjustments (consisting of normal recurring accruals) have been made which are, in the opinion of management, necessary for the fair and consistent presentation of such financial data.


COMPARISON OF THE YEAR ENDED OCTOBER 28, 1995 TO THE YEAR ENDED OCTOBER 29, 1994

     Net Sales for the fiscal year ended October 28, 1995 were $251.7 million, an increase of $20.6 million, or 8.9%, as compared to net sales for the fiscal year ended October 29, 1994 of $231.1 million. This increase was due to the opening of eleven new stores in fiscal 1995 and a full year of operations for the eight new stores opened in fiscal 1994, partially offset by a comparable store sales decrease of 1.6% and the closing of three stores during the latter part of fiscal 1994. The 1.6% decrease in comparable store sales was primarily a result of unusual and severe drought conditions throughout fiscal 1995 and generally unfavorable economic conditions in the Northeast where most of the Company's retail stores were located.

     Gross profit for fiscal 1995 was $74.4 million, an increase of $4.9 million, or 6.9%, as compared to $69.5 million for fiscal 1994. Gross profit as a percentage of sales was 29.5% for fiscal 1995, as compared to 30.1% for fiscal 1994. The decrease in gross profit percentage was primarily the result of increased promotional sales in fiscal 1995 at lower gross margins, partially offset by improvements in distribution costs.

     Selling, general and administrative expenses for fiscal 1995 were $58.3 million, an increase of $3.8 million, or 6.9%, as compared to $54.5 for fiscal 1994. This increase was due primarily to increased costs related to new store openings, partially offset by a reduction in costs due to the closing of three stores in fiscal 1994 and a reduction in incentive compensation costs. Selling, general and administrative expenses as a percentage of sales decreased to 23.2% in fiscal 1995, as compared to 23.6% in fiscal 1994, reflecting the decrease in incentive compensation expenses as a percentage of sales, partially offset by higher selling, general and administrative expenses as a percentage of sales in new stores.

     Amortization of intangibles was $0.9 million for fiscal 1995 and $0.8 million for fiscal 1994.

     Operating income for fiscal 1995 was $15.2 million, an increase of $1.0 million, or 7.5%, as compared to $14.2 for fiscal 1994. Operating income as a percentage of sales decreased to 6.0% in fiscal 1995 from 6.1% in fiscal 1994. The decrease resulted from the factors affecting sales, gross profit and selling, general and administrative expenses discussed above.

     Interest expense for fiscal 1995 was $1.3 million, a decrease of $3.5 million, or 72.7%, as compared to $4.8 million for fiscal 1994. This was primarily due to the reduction in long-term debt resulting from the debt prepaid with the proceeds from the initial public offering of the Company completed in October 1994.

     Income tax expense related to continuing operations for fiscal 1995 was $5.7 million, an increase of $1.5 million, or 36.3%, as compared to $4.2 million for fiscal 1994. Income taxes as a percentage of pretax earnings were 41.1% in fiscal 1995, as compared to 44.8% in fiscal 1994. This decrease was primarily due to the effect of a proportionately lower amount of non-deductible goodwill amortization and a reduction of a prior year over-accrual.

     Discontinued operations represent the results of operations of the Company's former subsidiary, Herschel Corporation ("Herschel"), a manufacturer and distributor of non-original equipment sickle bar cutting parts, tractor parts, tillage and other agricultural componentry. Discontinued operations generated net income of $0.8 million in fiscal 1995, as compared to a net loss of $0.7 million in fiscal 1994. The sale of Herschel, which was completed on December 6, 1995, resulted in an estimated net loss on the sale of $3.4 million, net of an income tax benefit of $0.7 million, which was reflected in the Company's financial statements for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     In addition to cash to fund operations, CT's primary on-going cash requirements are those necessary for the Company's expansion programs, including inventory purchases and capital expenditures, and debt service, including payment of interest on the Senior Notes. The Company's primary sources of liquidity are funds provided from operations, borrowings pursuant to the Company's revolving credit facilities and short-term trade credit.

     On November 2, 1996, the Company had working capital of $63.8 million, an increase of $1.3 million, as compared to working capital of $62.5 million on October 28, 1995. This increase resulted primarily from an increase in inventory and a decrease in borrowings under the Company's revolving credit facility, partially offset by a decrease in the net assets of Herschel and an increase in accounts payable. On November 2, 1996, the Company's inventories were $107.2 million, an increase of $13.3 million, as compared to $93.9 million at October 28, 1995. This increase reflected inventory for new stores and inventory for the stores acquired in the Big Bear acquisition. The increase in inventory was funded with cash from operations, short-term trade credit and proceeds of approximately $13.5 million from the sale of the net assets of Herschel, including the repayment of approximately $2.1 million in advances.

     Continuing operations of the Company (before payment of income taxes) generated $10.3 million of net cash in fiscal 1996, used $1.1 million of net cash in fiscal 1995 and generated $0.6 million of net cash in fiscal 1994. The increase in net cash generated in fiscal 1996, as compared to fiscal 1995, resulted primarily from a smaller increase in inventory and an increase in income from continuing operations before income taxes, partially offset by a reduction in accounts payable in fiscal 1996, as compared to an increase in fiscal 1995. The decrease in net cash generated in fiscal 1995, as compared to fiscal 1994, resulted primarily from an increase in inventory exceeding the increase in accounts payable, partially offset by an increase in income from continuing operations before income taxes.

     The Company's capital expenditures were $8.8 million and $6.3 million for fiscal 1996 and 1995, respectively. The majority of capital expenditures were for store fixtures, equipment and leasehold improvements for new and existing stores. The Company expects its capital expenditures for fiscal 1997 to be approximately $5.3 million in connection with renewal and replacement costs at existing stores and distribution centers, conversion of the Big Bear stores and the opening of two new stores.

     The Company completed the acquisition of 31 store locations and certain net operating assets of Big Bear on May 31, 1996. These stores average 11,000 square feet and are being converted to the CT format with a projected completion of Spring of 1997. The total investment in the 31 stores, including acquisition cost, additional capital investments and working capital needs and conversion costs is expected to be approximately $12.0 million. In addition, the conversion process requires each store to be closed for approximately three weeks. The acquisition and the additional investments made to date were funded with cash from operations and borrowings under the Company's revolving credit facility. The Company anticipates utilizing the New Credit Facility and cash from operations to fund the additional investments.

     On November 27, 1996, the Board of Directors of the Company approved, and the Company entered into, a merger agreement (the "Merger Agreement") with J.W. Childs Equity Partners, L.P. and two of its affiliates (collectively, "Childs") that provides for the acquisition of the Company by Childs in a two-stage transaction (the "Acquisition"). The Merger Agreement provides that following the acquisition by Childs of all of the Company shares held by affiliates of Butler Capital Corporation (collectively, "BCC"), an affiliate of Childs will merge with and into the Company, and Childs will acquire the remaining shares of the Company held by public stockholders (other than those who perfect dissenters' appraisal rights) for $14.25 per share in cash (the "Merger"). Certain members of management have agreed to exchange their equity securities in the Company (valued on the basis of $14.00 per common share) for equity securities of one of the Childs affiliates and, in some cases, cash in connection with the consummation of the Merger. The consummation of the Merger is subject to the satisfaction of certain conditions including, among other things the availability of sufficient funds to consummate the Merger.

     Pursuant to an agreement executed contemporaneously with the Merger Agreement between Childs and BCC, which owned 64.5% of the Company's outstanding common stock, BCC sold 1,048,214 shares of the Company's common stock (representing 9.9% of the outstanding shares) to Childs for a cash consideration of $14.00 per share, and agreed to sell their remaining shares to Childs for $14.00 per share in cash. The agreement also provided that BCC would agree, immediately following the conclusion of the stock sale, to the prepayment by the Company (without payment of any prepayment premium) of the Company's 7% convertible notes with a face amount of $16 million. In connection with the purchase of the balance of BCC's shares, certain members of management agreed to sell 146,299 shares to Childs for a cash consideration of $14.00 per share (together with the purchases from BCC, the "Securities Purchase"). The second purchase of BCC shares and prepayment were consummated on December 23, 1996 and the purchase of management shares was consummated on January 2, 1997.


     The Company's former revolving credit facility contained a commitment, expiring February 1, 1998, to provide revolving loans of $25.0 million from November 1 through May 31 of each year and $12.0 million from June 1 through October 31 of each year. At November 2, 1996 and October 28, 1995, the Company had $3.7 million and $6.8 million, respectively, of borrowings outstanding under such revolving credit facility. The maximum amount of borrowings outstanding during fiscal 1996 and 1995 was $11.9 million and $15.6 million, respectively. On December 23, 1996, such revolving credit facility was replaced by the New Credit Facility, which consists of an $8.0 million, five-year term facility, which was fully funded, and a $30.0 million revolving credit facility, under which $17.3 million was outstanding as of December 23, 1996. The Company anticipates that approximately $1.9 million of the proceeds of the Offering will be used to repay revolving borrowings under the New Credit Facility.



     The New Credit Facility will mature on December 31, 2001. Borrowings under the New Credit Facility will bear interest at rates based upon prime or Eurodollar rates plus an applicable margin. Loans under the New Credit Facility will be guaranteed by any and all future subsidiaries of the Company and will be secured by security interests in substantially all of the assets of the Company and its subsidiaries, as well as the capital stock of the Company. As of December 31, 1996, the interest rate on the New Term Loan was 7.89% and the interest rate on the New Revolving Credit Facility was 7.85%. For a more complete description of the New Credit Facility, see "Description of New Credit Facility."


     The Company anticipates, assuming that the Merger is consummated on February 28, 1997, that funds of up to $179.0 million will be required in connection with the Acquisition and related transactions for (i) the consummation of the Securities Purchase, (ii) the consummation of the Merger,
(iii) the repayment of the existing long-term debt of the Company and (iv) the payment of fees and expenses associated with the Acquisition. The Company expects to obtain the necessary funds from (i) the Equity Investment, (ii) the issuance and sale of the Senior Notes in the Offering and (iii) borrowings under the New Credit Facility. See "Prospectus Summary -- The Acquisition," "Use of Proceeds" and "Description of New Credit Facility."



     After the Acquisition, the Company will be a wholly owned subsidiary of Holding. Holding is a holding company with no significant assets or operations other than its investment in the Company. After the closing, Holding's primary source of funds will be dividends and other advances and transfers of funds from the Company. The Company's ability to make dividends and other advances and transfer of funds will be subject to the terms of the New Credit Facility, the Indenture and other agreements to which the Company becomes a party from time to time. The Indenture and the New Credit Facility permit the Company (subject to certain conditions) to pay cash dividends to Holding in an amount sufficient to permit Holding to fund certain expenses incurred in the ordinary course of business. While Holding's obligations to pay cash in respect of dividends, or to redeem, its Preferred Stock are generally limited by their own terms based upon the amount of cash which the Company may permissibly make available to Holding, on the fifth anniversary of the exchange of the Preferred Stock for Exchange Notes, Holding shall redeem in cash, all of the Exchange Notes issued as payment-in-kind interest payments on any of the Exchange Notes prior to such fifth anniversary of such exchange, at a redemption price equal to the outstanding principal amount of such Exchange Notes plus all accrued and unpaid interest on such Exchange Notes. In the event of a default in Holding's obligation to make such a redemption, the remedies available to holders of the Exchange Notes are limited to legal action to compel a redemption in an amount equal to the cash which the Company may permissibly make available to Holding. See "Description of Holding Preferred Stock -- Exchange Notes -- Redemption."


     The Company anticipates that its principal uses of cash following the Acquisition will be working capital requirements, debt service requirements and capital expenditures, as well as expenditures relating to acquisitions. Based upon current and anticipated levels of operations, the Company believes that its cash flow from operations, together with amounts available under the New Credit Facility, will be adequate to meet its anticipated requirements in the foreseeable future for working capital, capital expenditures and interest payments. The Company expects that if it were to pursue a significant acquisition, it would arrange prior to the acquisition any additional debt or equity financing required to fund the acquisition. No discussions with respect to any significant acquisition are ongoing.

     There can be no assurance, however, that CT will continue to generate sufficient cash flow from operations in the future to service its debt, and the Company may be required to refinance all or a portion of its debt, obtain additional financing or reduce its capital spending. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on the Company. See "Risk Factors -- Significant Leverage and Debt Service."

SEASONALITY

     Unlike many specialty retailers, the Company has historically generated positive operating income in each of its four fiscal quarters. However, because the Company is an agricultural specialty retailer, its sales necessarily fluctuate with the seasonal needs of the agricultural community. The Company responds to this seasonality by attempting to manage inventory levels (and the associated working capital requirements) to meet expected demand, and by varying its use of part-time employees. Historically, the Company's sales and operating income have been highest in the third quarter of each fiscal year due to the farming industry's planting season and the sale of seasonal products. Working capital needs are highest during the second quarter. The Company expects these trends to continue for the foreseeable future.

INFLATION

     Management does not believe its operations have been materially affected by inflation.

                                    BUSINESS

OVERVIEW


     Central Tractor Farm & Country, Inc. is one of the largest agricultural specialty retailers in the United States. As of December 31, 1996, the Company operated 112 retail stores in 16 states in the Northeast and Midwest, primarily under the "CT Farm & Country" name. CT specializes in meeting the farming, gardening and related needs of rural consumers, especially part-time and full-time farmers, hobby gardeners, skilled tradespersons and "do-it-yourself" customers. Pro forma for the fiscal year ended November 2, 1996, the Company generated sales of $307.8 million, EBITDA of $21.2 million and net income of $1.2 million.



     CT was founded in 1935 and has established itself as a leader in the agricultural specialty market, having strong name recognition and a loyal customer base. The Company obtained this position by (i) offering a full range of agricultural and related products not typically found in general merchandise retailers and home centers, (ii) merchandising high quality "CT" branded products at competitive prices, and (iii) providing superior in-store service to its customers.


     The Company's stores offer a wide selection of agricultural products such as tractor parts and accessories, specialty hardware, lawn and garden items, rural automotive products, workwear, pet supplies and general consumer products. Management believes that products accounting for approximately 60% of CT's net sales cannot be found at general merchandise retailers and home centers. In addition, CT offers a high level of customer service, ranging from answering technical questions about products to special ordering of hard to find items. The Company believes that this merchandising and service strategy is a significant competitive advantage, enabling CT to differentiate itself from other retailers and generate attractive gross margins. The Company has also established national visibility for its products and services through its catalog operation, which has an annual circulation of approximately 550,000.

     The Company's stores are located primarily in rural communities with populations in each trading area ranging from 30,000 to 100,000 people (the Company considers a trading area to be the 30-mile radius around a store). While CT adjusts its store size and product mix to match the demographics of each trading area, the stores generally contain from 10,000 to 25,000 square feet of indoor selling space and carry approximately 18,000 to 24,000 SKUs. The average sales for the Company's stores open for the full 1996 fiscal year were $3.9 million. The Company's average customer transaction in fiscal 1996 was approximately $27, reflecting the high frequency of customer purchases and the replacement nature of CT's product line.

     In 1992, the Company hired its current CEO, establishing a senior management team with considerable retail experience. Management has since initiated programs designed to increase sales and profitability, enhance customer service and improve the efficiency of CT's operations. Further, the Company initiated an aggressive expansion plan, opening 32 new stores (net of three stores closed) and acquiring 33 stores since the beginning of fiscal 1993. As a result of these efforts, CT's sales increased from $198.1 million in fiscal 1992 to $307.8 million in pro forma fiscal 1996, and EBITDA increased from $10.8 million in fiscal 1992 to $21.2 million in pro forma fiscal 1996. The average annual comparable store sales growth was 3.8% during this five-year period.

     In May 1996, the Company acquired 31 retail stores and certain net operating assets from Big Bear, a privately owned agricultural specialty retailer, for $5.7 million. Management believes that it will significantly improve sales and EBITDA in the acquired stores by converting them to the CT format. Further, these stores were added to CT's operations without a substantial increase in corporate selling, general and administrative or distribution expenses. As of December 31, 1996, 14 locations have been converted to the CT format at an approximate cost of $3.3 million (including inventory); the 17 remaining locations will be converted by the Spring of 1997 at an estimated cost of $3.0 million. With locations in Iowa, Minnesota, Missouri and Wisconsin, the Big Bear stores provide additional geographic diversity to CT's Northeastern focus.

BUSINESS STRATEGY

     CT seeks to continue to increase its revenues and cash flows by capitalizing on the programs it has implemented and by growing its store count. Key elements of the Company's strategy include: (i) focused merchandising and service; (ii) improved inventory management; (iii) Big Bear integration; (iv) new store openings; and (v) selective acquisitions.

- Focused Merchandising and Service: Since 1992, the Company has aggressively expanded its in-store product offerings, increasing the range of agricultural specialty products offered and reducing the number of products typically carried by general merchandise retailers. Management also plans to expand the breadth of the Company's profitable "CT" branded product line. In addition, CT offers a high level of specialized customer service. This merchandising and service strategy differentiates the Company from general merchandise retailers and home centers, enabling it to achieve attractive gross margins (29.3% in fiscal 1996). This strategy also allows the Company to locate stores near general merchandise retailers and home centers to capitalize on their retail traffic.


- Improved Inventory Management: In June, 1996 the Company implemented a program to reduce inventory levels in each store and more efficiently utilize the Company's inventory replenishment system. As a result, comparable store inventory was reduced by 7.7% during fiscal 1996. Despite lower in-store inventory levels, comparable store sales grew by approximately 1.0% in fiscal 1996. Management believes CT can reduce in-store inventory levels by an additional 10% without adversely affecting revenues and margins. Further, management believes that there are additional opportunities to improve the Company's in-stock inventory position by more accurately matching inventory levels to expected rates of sales.


- Big Bear Integration: The acquired Big Bear stores averaged $0.8 million in sales for the twelve months prior to CT's acquisition. In contrast, CT's comparable Midwestern stores open for the full 1996 fiscal year averaged $2.2 million in sales, with a greater emphasis on agricultural and related product sales. Management believes that by converting the Big Bear stores into the CT store format, and by employing better merchandising and inventory management strategies, the Company will significantly increase the operating performance and cash flow at the acquired stores. The impact on sales is already being demonstrated in the recently converted stores. Within two weeks of their acquisition, all 31 Big Bear stores were operating on CT's point-of-sale ("POS") and central management information systems. Management expects to continue to leverage its existing distribution and corporate administration capabilities by consolidating the Big Bear stores into CT's operations without a substantial increase in expenses.

- New Store Openings: CT increased its store count from 47 at the beginning of fiscal 1993 to 112 as of December 31, 1996. Of the new stores, 32 were opened (net of three closed) and 33 were acquired by the Company. CT plans to open 31 stores in the next three years (including one additional store in fiscal
  1997). CT stores typically generate positive cash flow in their first full year of operation. With two exceptions, all 66 stores which the Company operated for the full 1996 fiscal year generate positive cash flow at the store level. The Company believes that its existing infrastructure will accommodate its planned expansion through fiscal 1999 without substantially increasing its distribution and corporate-level expenses.

- Selective Acquisitions: The agricultural specialty retail market is highly fragmented, with no retailer holding a dominant national position. Management estimates this market to be approximately $6.0 billion. Management believes that there are opportunities to further diversify CT's operations, achieve additional operating efficiencies and increase purchasing power by acquiring single store locations, small chains and larger regional chains. From time to time the Company has had discussions with several agricultural specialty retailers. There are no current agreements with respect to any such acquisition and there can be no assurance that any such acquisition will be consummated in the future.

EXPANSION PLAN

     Since the beginning of fiscal 1993, the Company has increased the number of its retail stores from 47 to 112. From fiscal 1993 through fiscal 1994, the Company opened ten new stores, acquired one store and closed three stores. In fiscal 1995, the Company opened 10 new stores and acquired one store. In fiscal 1996, the Company opened 14 new stores and acquired 31 stores from Big Bear. Subsequent to fiscal 1996, the Company has opened one new store.

     The Company plans to open an additional 31 stores in the next three years through further penetration of the Northeastern and Midwestern United States markets and through expansion into the Southeastern United States. Management intends to achieve this growth through new store openings and selective acquisitions. The Company expects to open one additional store in fiscal 1997 and complete the conversion of the remaining 17 Big Bear stores to the CT format by the Spring of 1997. On a preliminary basis, the Company has identified potential new markets outside of its existing markets that management believes are attractive candidates for one or more new CT stores. The number of actual new CT store openings in the next three years may differ materially from the Company's current projections if the Company makes a major acquisition or is unable to find attractive store locations to rent at reasonable prices, negotiate acceptable lease terms or acquire small regional farm store chains at reasonable prices. See "Risk Factors -- New Store Growth."

     The Company seeks to locate stores in high traffic shopping districts whenever possible in order to attract customers who prefer to do much of their shopping at one time and place. As with its existing stores, the Company intends to lease its new stores. The estimated cash required to open a new, leased, large prototype store is $850,000 and the estimated cash required to open a new, leased, small prototype store averages $600,000 (in each case, including inventory net of accounts payable and excluding an average of approximately $125,000 in pre-opening expenses). Of these estimated cash expenditures, approximately half is used for initial inventory (net of accounts payable), and the balance is used for capital expenditures, principally leasehold improvements, fixtures and equipment. CT stores typically generate positive cash flow in their first full year of operation.

     The Company also intends to continue to opportunistically relocate existing CT stores. These relocations reflect, in most cases, the expiration of an existing lease coupled with an opportunity to move to a more demographically and/or physically attractive site. The Company relocated two stores during fiscal 1996.

RETAIL STORES


     CT stores focus on agricultural and agricultural related products. The Company segments its merchandising mix into seven key product categories: agricultural products (including tractor parts and accessories), specialty hardware, lawn and garden products, rural automotive products, workwear, pet supplies and general consumer products. The Company's "CT" branded products, which are available in several product categories, represent approximately 8% of total store sales. Sale of agricultural and related products represent approximately 60% of CT's total net sales. The growth and percentage of total store sales for each retail product category for fiscal 1994, fiscal 1995 and fiscal 1996, and a description of each product category, are set forth below:



                                                   ANNUAL STORE SALES             PERCENTAGE OF
                                                         GROWTH                 TOTAL STORE SALES
                                                  --------------------       -----------------------
               PRODUCT CATEGORIES                 1994    1995    1996       1994     1995     1996
               ------------------                 ----    ----    ----       -----    -----    -----
Agricultural (including tractor parts and
  accessories)..................................  14.8%   18.5%   20.4%       21.6%    23.2%    24.0%
Specialty Hardware..............................  15.3    12.0    11.4        21.2     21.6     20.6
Lawn and Garden.................................  22.2     4.7    18.4        20.2     19.3     19.6
Rural Automotive................................   9.4     5.1     7.7        16.8     16.0     14.8
Workwear........................................  17.5     4.9    33.2         7.7      7.3      8.4
Pet Supplies....................................  23.1    22.5    36.5         4.9      5.4      6.3
General Consumer................................  22.7     3.7     3.4         7.6      7.2      6.3
                                                  ----    ----    ----       -----    -----    -----
          Total.................................  16.5%   10.1%   16.6%      100.0%   100.0%   100.0%
                                                  ====    ====    ====       =====    =====    =====

     Agricultural Products. CT's agricultural product line consists of approximately 6,000 SKUs supplying the needs of the part-time and full-time farmer, including tractor parts, tillage and harvesting parts, fencing materials and animal health supplies, including feed. This product line accounted for $47.1 million, $55.9 million and $67.3 million of the Company's net store sales in fiscal years 1994, 1995 and 1996, respectively. CT emphasizes consumable products and other items requiring replacement on a regular basis and does not sell heavy equipment such as tractors or combines.

     Specialty Hardware. CT's specialty hardware line consists of approximately 9,000 SKUs, with an emphasis on products with agricultural applications. These products accounted for $46.4 million, $51.9 million and $57.9 million of the Company's net store sales in fiscal years 1994, 1995 and 1996, respectively. CT stores carry a broad range of high-quality hardware with an emphasis on recognized branded professional products, including air compressors and air tools, welders and accessories, generators, well system plumbing supplies, tractor and barn paint, hand tools, power tools and electrical products including outdoor security lighting and motors.

     Lawn and Garden Products. CT's lawn and garden products consist of approximately 2,000 SKUs, including lawn and garden tools, nursery stock, fertilizers, lawn fencing and weed killers. These products accounted for $44.2 million, $46.3 million and $54.8 million of the Company's net store sales in fiscal years 1994, 1995 and 1996, respectively. To differentiate itself from other retailers, CT also stocks a wide selection of lawn mowers, including large horse-powered, full-featured riding mowers. CT assembles, tests and delivers the lawn mowers and sells a full assortment of parts for follow-up service needs. CT stores also offer seasonal bedding plants, trees and shrubs and lawn chemicals and fertilizer in large product sizes.

     Rural Automotive Products. CT's rural automotive products consist of approximately 3,000 SKUs, including a selection of maintenance items, batteries and accessories, primarily for tractors and pick-up trucks, as well as farm equipment oil and lubricants. These products accounted for $36.6 million, $38.4 million, and $41.4 million of the Company's net store sales in fiscal years 1994, 1995 and 1996, respectively. Although CT generally stocks larger product sizes, it also stocks an assortment of general automotive items as a convenience to its customers, including oil and lubrication products and anti-freeze.

     Workwear. CT's workwear consists of approximately 2,000 SKUs, including premium quality insulated outerwear, footwear, overalls, flannel shirts and work jeans. These products accounted for $16.8 million, $17.6 million and $23.5 million of the Company's net store sales in fiscal years 1994, 1995 and 1996, respectively. Workwear products are targeted at the specialized needs of CT's outdoor-oriented customers who require high quality functional apparel which is generally not available from general merchandise retailers. The Company has been expanding its workwear line to include quality non-insulated workwear, bib overalls, twill pants and hunting clothing.

     Pet Supplies. CT's pet supplies consist of approximately 1,000 SKUs, including dog and cat foods, wild bird feed and rabbit supplies. These products accounted for $10.6 million, $13.0 million and $17.7 million of the Company's net store sales in fiscal years 1994, 1995 and 1996, respectively. Pet supplies sold by CT include economically priced large sizes, such as 50-pound bags of dog food. CT has been expanding its pet supplies product category.

     General Consumer Products. CT's general consumer products line consists of approximately 1,000 SKUs, including hunting accessories, camping items and outdoor living needs. These products accounted for $16.6 million, $17.2 million and $17.8 million of the Company's net store sales in fiscal years 1994, 1995 and 1996, respectively. CT stores also offer seasonal merchandise such as charcoal grills and coolers in the summer. Management expects that this category will represent a declining percentage of total store sales due to the Company's continuing emphasis on agricultural and related product sales.

     CT's merchandising strategy differentiates the Company from general merchandise retailers and home centers and has enabled CT to (i) maintain high gross margins (approximately 29%) and (ii) defend itself against competition, resulting in a track record of comparable store sales growth since 1989 (when CT had 34 comparable stores), as set forth below:


           COMPARABLE                 COMPARABLE                 COMPARABLE
FISCAL     STORE SALES     FISCAL     STORE SALES     FISCAL     STORE SALES
 YEAR       GROWTH(1)       YEAR       GROWTH(1)       YEAR       GROWTH(1)
------     -----------     ------     -----------     ------     -----------
1989           5.8%         1992           5.4%        1995          (1.6)%(3)
1990(2)        6.9          1993           4.2         1996(2)        1.0
1991           4.2          1994          10.0

---------------
(1) This data is derived from the Company's historical operating results and does not purport to represent what the Company's results of operations might be for any future period. See "Risk Factors."

(2) Includes a 53rd week in the fiscal year. For purposes of the growth rates shown in this table, comparable store sales for this period have been reduced by 1/53 to facilitate comparison with 52-week years.

(3) Reflects unusual weather conditions which resulted in severe drought conditions during fiscal 1995.

TARGET MARKET

     CT's stores are designed primarily to meet the agricultural needs of farmers operating small to medium-sized farms (i.e., farms typically under 250 acres) as well as hobby gardeners and do-it-yourself customers. While CT's product line is also potentially applicable to large commercial farming operations, the Company does not actively service certain aspects of this market. For example, CT does not sell large, heavy duty farm equipment and machinery nor commodities (e.g., feed) by the truckload or drop-shipped pallet. Further, CT does not sell its products on a long-term credit basis, which is typical in the large commercial farm market.


     CT is also focused on capturing sales attributable to growth in rural populations. From 1990 to 1994 (the most recent year for which government statistics are currently available), population growth in this target market exceeded population growth in metropolitan areas. Management believes this population growth will continue to lead to increased interest in part-time farming, expanding the customer base and traffic of its stores.


STORE OPERATIONS

     The Company utilizes large and small store formats in order to enable management to enhance CT's return on investment in light of varying population density. The Company's small stores average 11,000 square feet of indoor selling space and had average comparable store sales of $2.5 million in fiscal 1996. The large stores average 22,000 square feet of indoor selling space and had average comparable store sales of $4.4 million in fiscal 1996. Small stores generally carry a smaller selection of workwear and seasonal and other general consumer products than large stores. In addition, the Company looks for store sites that have 15,000 to 20,000 square feet of outdoor selling space. This outdoor selling space is primarily used for displaying lawn and garden products, fencing, tractor accessories and livestock watering and feeding equipment.

     Both store prototypes are designed to provide CT's customers with ease in locating desired products and are clean and colorful in order to provide an overall enjoyable shopping environment. The use of informative directional signs adds to the ease of the customer's shopping experience. Plan-o-grams are utilized to set merchandise assortments in the seven core product categories to ensure uniformity of presentation, ease of shopping for the customer and to facilitate inventory management and replenishment.

     The agricultural products department is prominently featured in each store and is identified by the parts desks. The parts desk is the focal point for CT's new and used tractor parts program. In addition, the parts desk enables CT to offer a high level of customer service, ranging from answering technical questions regarding various products to the special ordering of hard to find parts. Each parts desk is managed by the store's agricultural product specialist who has access to the CT catalog and other inventory sources to quickly obtain needed parts.

     Each store is managed by a store manager who is responsible for all aspects of the store's operations, including the hiring and training of store associates, work scheduling, inventory control, expense control, customer service and associate morale. Typically, the store manager is supported by an assistant manager and core department heads, along with an average of 18 sales associates. Store operations are coordinated through nine district managers, each of whom is currently responsible for eleven to fifteen retail stores. In addition, the Company has developed and implemented consistent store standards, processes and best practices for the chain.

     The Company has established an internal store management training program which focuses training on store operations, systems, financial matters, human resources and sales. To support the Company's planned expansion and its management training programs, the Company has implemented a long-range personnel plan that provides for internal promotions, coupled with recruitment of college graduates and hiring of individuals with previous retail and agricultural experience. Store associates receive training which emphasizes customer service, sales, product knowledge and store procedures. District managers, store managers and assistant managers are compensated based on job performance, and participate in an incentive program, which is based on the store/district exceeding a targeted level of profitability. The Company also has established an incentive program for all store associates that focuses on sales and profitability.

OTHER OPERATIONS

     The CT catalog offers a broad assortment of new, used and rebuilt tractor parts and agricultural components, including approximately 20,000 SKUs. In fiscal 1996, catalog sales were $7.3 million. The catalog will be distributed nationally to approximately 550,000 households in rural and agricultural communities in fiscal 1997. The breadth of this distribution provides the Company with name recognition among agricultural consumers in areas outside of its core geographical markets. As a consequence, the Company anticipates some customer familiarity with the Company when it expands into new areas.

     The Company also sells tractor parts and other items, on a wholesale basis, to other agricultural retailers and distributors. In recent years, the Company has been reducing the number of products offered and the number of customers served by this unit. In fiscal 1996, the Company's wholesale business generated sales of $5.4 million.

PURCHASING AND DISTRIBUTION

     The Company maintains a staff of six merchandise buyers, each of whom is responsible for specific product categories, at its headquarters in Des Moines, Iowa. The purchasing and inventory control process is controlled centrally by the Company's POS and automatic replenishment systems. See "-- Corporate Offices and Management Information Systems." The Company purchases merchandise from approximately 1,500 vendors, none of which accounted for more than 10% of the Company's purchases during fiscal 1996. The Company generally maintains multiple sources of supply for its products in order to minimize the risk of supply disruption and to improve its negotiating position. The Company has no long-term contractual commitments with any of its vendors.

     CT operates a 135,000 square-foot distribution center in Des Moines, Iowa and a 155,000 square-foot distribution center in Youngstown, Ohio, from which it currently supplies the majority of its retail stores' inventory needs. The Des Moines facility is used to handle the small part items and to receive purchases sourced from vendors located in the Midwest. The Youngstown facility serves primarily as a flow-through distribution station. Approximately 35% of total purchases, consisting mainly of high volume commodity items, are shipped by vendors directly to individual store locations. Merchandise from the distribution centers is shipped to each store through supply orders generated by an automated replenishment system. The Company transports most of its merchandise to each store once a week from both the distribution centers through a major contract carrier. The contract carrier's truck fleet delivers all warehouse shipments and most of the merchandise which is shipped directly from vendors to store locations.

     The Company expects that its current distribution facilities will be sufficient to accommodate its planned expansion through fiscal 1999.

CORPORATE OFFICES AND MANAGEMENT INFORMATION SYSTEMS

     To facilitate the Company's expansion plan and to maintain consistent store operations, CT has centralized specific functions of its operations, including accounting, the development of policies and procedures, store layouts, visual merchandise presentation, inventory management, merchandise procurement and allocations, marketing and advertising, human resources and real estate. This centralization effectively utilizes the experience and resources of the Company's senior management and provides a high level of consistency throughout the chain.

     The Company has invested considerable resources in its management information and control systems, which were developed beginning in 1981 and have been expanded and improved yearly. These systems provide support for the purchase and distribution of merchandise and help to improve the manner in which CT stores, the corporate offices and distribution centers are operated. All CT stores (including all of the acquired Big Bear stores) use the Company's POS system to capture sales information at the SKU level, with approximately 70% of the stores using bar code scanning. Management expects all stores to be using bar code scanning by the end of fiscal 1997. Through the POS system, the Company can monitor customer purchases and inventory levels with respect to every item of merchandise in each store daily. The Company has implemented bar code scanning capabilities in the receiving process of its distribution centers and current plans are to expand this to the picking and shipping process. Electronic data interchange ("EDI") is used to send purchase orders to certain of its largest suppliers. CT intends to expand its use of EDI to communicate invoicing, shipments and sales activity to and from most major suppliers.

     The Company also has an automated inventory replenishment system which uses POS information to facilitate the timely replenishment of both the stores and the warehouses. The sales and inventory information used in this system is updated on a daily basis. This system also provides for minimum stocking levels for lower volume items enabling CT to carry a large number of SKUs at a minimum of inventory carrying expense.

COMPETITION

     The Company faces competition primarily from other chain and single-store agricultural specialty retailers, general merchandise retailers and home centers. The Company believes that it has successfully differentiated CT stores from general merchandise retailers and home centers. For example, the Company already competes in approximately 90% of its trading areas with a Wal-Mart(R) store. However, the Company will continue to face competition from these businesses, some of which have substantially greater financial and other resources than the Company. In the past, certain general merchandise retailers and home centers have modified their product mix and marketing strategies in an apparent effort to compete more effectively in the Company's product lines, and these efforts may reoccur. While there are a small number of large agricultural retail companies in the United States that offer product lines similar to CT's, most of their stores do not compete directly in CT's trading areas. In some trading areas, however, the Company competes with Tractor Supply Company and Quality Stores, Inc., or small local agricultural specialty retailers. The Company's expansion plan will likely result in more direct competition with such competitors. In addition, certain of these competitors have announced expansion plans into certain of the Company's existing trading areas. See "Risk
Factors -- Competition."

ADVERTISING AND PROMOTIONS

     The Company's primary advertising occurs through the bi-weekly distribution of approximately 2.5 million color circulars distributed as newspaper inserts, at CT stores and by direct mail. In order to focus its marketing on the many farmers in CT's markets, the Company also advertises in geographically zoned editions of leading farming industry magazines. In addition, the Company runs periodic special events promoted through local flyers, circulars and radio advertising.

EMPLOYEES

     As of November 2, 1996, CT had approximately 2,492 employees (approximately 1,171 in full-time and approximately 1,321 in part-time positions). The Company believes that its relations with its employees are good.

PROPERTIES

     As of December 31, 1996, the Company had retail stores located in 16 states as follows:

                                    STATE                          NUMBER OF STORES
            -----------------------------------------------------  ----------------
            New York.............................................          22
            Iowa.................................................          21
            Pennsylvania.........................................          17
            Minnesota............................................          12
            Virginia.............................................           7
            Ohio.................................................           6
            Kentucky.............................................           5
            Maryland.............................................           4
            Indiana..............................................           4
            Wisconsin............................................           4
            Tennessee............................................           3
            Missouri.............................................           2
            New Jersey...........................................           2
            Delaware.............................................           1
            Massachusetts........................................           1
            Vermont..............................................           1
                                                                          ---
                      Total......................................         112
                                                                          ===

     All of the Company's stores, its corporate headquarters and its two distribution centers are leased. The Company's corporate headquarters are located adjacent to its distribution center in Des Moines, Iowa. The Company generally negotiates retail store leases with an initial term between five and seven years, with three renewal periods of five years each, exercisable at the Company's option. In fiscal 1996, the Company paid an average of $5.03 per square foot in retail store occupancy expenses, including rent, taxes, common area charges, repairs and maintenance. Rent expenses typically do not vary based on sales, and generally increase 10-15% at the beginning of each option period.

     The Company leases its corporate offices and distribution facility in Des Moines and 16 of its stores from the owner of the Company prior to 1988 and certain of his family members and affiliates. The Company believes that, on average, the rental rates and other terms of these leases are no less favorable to the Company than could have been obtained from other third party lessors. Each of these leases is due to expire by their terms on or before fiscal 2006, subject to options to renew exercisable at the discretion of the Company.

LEGAL PROCEEDINGS

     The Company has been notified by the U.S. Environmental Protection Agency that it may have potential liability for costs associated with the cleanup of a dumpsite near Owensburg, Kentucky. To date, the only articles of waste identified as possibly once belonging to the Company are certain empty battery acid containers. The Company also has been notified that it is a fourth-party defendant of a Superfund action pending in the United States District Court. The action alleges the Company contributed retail and office waste which may have contained hazardous substances to a landfill in Adams County, Pennsylvania. The Company believes that any liability it may have as a result of both of these actions would be as a de minimis contributor and will not have a material adverse effect on the Company's financial position, liquidity or results of operations. Moreover, compliance with federal, state and local laws and regulations pertaining to the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and is not anticipated to have, a material effect on the Company's financial position, liquidity or results of operations.

     The Company is not a party to any other legal proceedings, other than routine claims and lawsuits arising in the ordinary course of business. The Company does not believe that such claims and lawsuits, individually or in the aggregate, will have a material adverse effect on the Company's business, financial condition, liquidity or results of operations.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The following table sets forth the name, age and position of each of the Company's directors, directors designate, executive officers and other significant employees. All of the Company's officers are elected annually and serve at the discretion of the Board of Directors.


          NAME             AGE                         POSITIONS
          ----             ---                         ---------
James T. McKitrick.......  51    President, Chief Executive Officer, Director
Dean Longnecker..........  49    Executive Vice President, Finance, Secretary,
                                 Director
John W. Childs...........  55    Director Designate
Jerry D. Horn............  59    Director Designate and Chairman Designate
Steven G. Segal..........  36    Director
Adam L. Suttin...........  29    Director
Jeffrey B. Swartz........  36    Director Designate
William E. Watts.........  43    Director Designate
Habib Y. Gorgi...........  40    Director Designate
George D. Miller.........  54    Senior Vice President, Merchandising
Denny Starr..............  43    Senior Vice President, Finance
Jeffrey A. Stanton.......  44    Vice President, Human Resources
David E. Enos............  36    Vice President, Management Information
                                 Systems/Logistics
Daniel Cunningham........  60    Vice President, New, Used and Rebuilt Tractor Parts
Jack P. Feichtner........  50    Vice President, Advertising and Marketing


     James T. McKitrick, President and Chief Executive Officer, joined the Company in July 1992. He has over 30 years experience in retailing, including 20 years at Kmart Corporation. Prior to joining CT, Mr. McKitrick was President and Chief Executive Officer of Builder's Emporium, a California-based home improvement center chain. Previously, he was with Ames Department Stores from 1987 through 1990, where he held the positions of Executive Vice President, Chairman of Zayre Discount Store Division and President and Chief Executive Officer of G.C. Murphy Division, a $900 million variety store chain. Mr. McKitrick also served as President and Chief Executive Officer of Warehouse Club, Inc. from 1986 through 1987 and Executive Vice President of Merchandising for T.G.&Y. Stores Company from 1984 through 1986. From 1963 through 1984, Mr. McKitrick was with the Kmart Corporation, where his most recent position was Director of Merchandising.

     Dean Longnecker, Executive Vice President of Finance, has held his current position since 1985. He joined CT in 1980 as Controller. Mr. Longnecker was employed at Payless Cashways from 1973 until 1980, most recently as Treasurer. He received a B.S. from Iowa State University in 1970 and C.P.A. in 1972.

     John W. Childs has been President of J.W. Childs Associates since July 1995. Prior to that time, he was an executive at Thomas H. Lee Company from May 1987, most recently holding the position of Senior Managing Director. He is a director of Big V Supermarkets, Inc., Cinnabon, Inc., The Edison Project, Inc., Personal Care Group, Inc. and Select Beverages, Inc.


     Jerry D. Horn has been Chairman of the Board of General Nutrition Companies, Inc., a 3,000-store vitamin and nutritional supplement retail chain operating under the GNC name, since October 1991, and prior to that, was President and Chief Executive Officer since 1985. Mr. Horn is also Chairman of the Board of Cinnabon, Inc. and has been a Managing Director of J.W. Childs Associates since July 1995.


     Steven G. Segal has been a Managing Director of J.W. Childs Associates since July 1995. Prior to that time, he was an executive at Thomas H. Lee Company from August 1987, most recently holding the position of Managing Director. He is a director of Big V Supermarkets, Inc., Cinnabon, Inc. and Fitz and Floyd, Inc.

     Adam L. Suttin has been a Vice President of J.W. Childs Associates since July 1995. Prior to that time, he was an executive at Thomas H. Lee Company from August 1989, most recently holding the position of Associate. He is a director of Personal Care Group, Inc.

     Jeffrey B. Swartz has been Chief Operating Officer of Timberland Co., a manufacturer and marketer of branded footwear and apparel, since May 1991, and has worked for that company in various positions since June 1986.

     William E. Watts has been President, Chief Executive Officer and a Director of General Nutrition Companies, Inc. since October 1991, and prior to that, held various positions with its predecessor since 1984.


     Habib Y. Gorgi is President of the general partners of Fleet Equity Partners VII, L.P. and the general partner of Silverado III, L.P., which is the general partner of Chisholm Partners and has worked at Fleet Equity Partners since 1986. He is a director of La Petite Academy, Dines Industrial Group, Rosina Food Products, Savage Sports Corporation, Simonds Industries, FTD Corporation and Wain-Roy, Inc.


     George D. Miller, Senior Vice President, Merchandising, joined CT in June 1996. Previously, he was Vice President, Merchandising, with Home Base, a California-based home improvement center chain, from 1993 through 1996. Mr. Miller was employed by Sears, Roebuck & Company from 1968 through 1993, most recently as Senior Merchandise Manager. He received B.S. and M.B.A. degrees from Indiana University.

     Denny Starr, Senior Vice President, Finance, joined the Company in October 1989 as Assistant Controller. He previously served as Assistant Controller of the Witten Group, a holding company with operations in manufacturing, real estate and finance, from 1986 through 1989. He was an Audit Manager with McGladrey & Pullen from 1982 until 1986. Mr. Starr received his B.A. from the University of Iowa in 1982 and C.P.A. in 1982.

     Jeffery A. Stanton, Vice President Human Resources, joined CT in June 1992. Previously, he was with R.R. Donnelly & Sons and Meredith/Burda Corporation from 1985 through 1992, as well as Reichardt's Inc., a specialty retailer, from 1972 through 1985. Mr. Stanton received a B.B.A. degree from the University of Iowa in 1972.

     David E. Enos, Vice President Management Information Systems/Logistics, has held his current position since 1990. Mr. Enos joined CT in 1981. Previously, he was employed at Meredith/Burda Corporation from 1979 through 1981. He received an A.A.S. degree in Data Processing from DMACC in 1979.

     Daniel Cunningham, Vice President, New, Used and Rebuilt Tractor Parts, joined CT in 1958. Mr. Cunningham has held several positions within the Company, including store operations, mail order and the Company's tractor parts area. Mr. Cunningham was promoted to his current position in 1991.


     Jack P. Feichtner, Vice President Advertising and Marketing, joined CT in July 1995. He was previously with Kmart Corporation for 27 years, where his most recent position was Director, Advertising.

EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table sets forth compensation earned for all services rendered to the Company during fiscal 1994, fiscal 1995 and fiscal 1996, as applicable, by the Company's chief executive officer, the two other executive officers who were employed by the Company as such at the end of fiscal 1996, the one former executive officer that served as such during fiscal 1996 but who resigned subsequent to the end of fiscal 1996 (collectively, the "Named Executives").

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                                          ------------
                                            ANNUAL COMPENSATION            NUMBER OF
                                       ------------------------------      SECURITIES       ALL OTHER
         NAME AND PRINCIPAL            FISCAL     SALARY(1)    BONUS       UNDERLYING      COMPENSATION
    POSITION AT NOVEMBER 2, 1996        YEAR        ($)         ($)         OPTIONS            ($)
-------------------------------------  ------     -------     -------     ------------     ------------
James T. McKitrick...................   1996      365,000      91,250             --            9,863(2)
  President, Chief                      1995      350,000      70,000             --            4,357(2)
     Executive Officer                  1994      325,000     162,500        158,939            9,953(2)
Dean Longnecker......................   1996      234,000      58,500             --            5,131(2)
  Executive Vice                        1995      225,000      45,000         15,000            4,152(2)
     President, Finance                 1994      196,686     147,890          4,565            7,524(2)
George D. Miller(3)..................   1996      108,462      15,190         60,000            5,128(4)
  Senior Vice                           1995           --          --             --               --
     President, Merchandising           1994           --          --             --               --
Don Walter(5)........................   1996      155,000      12,480             --            5,213(2)
  Senior Vice                           1995      153,750      24,800             --           29,570(6)
     President, Operations              1994      115,433      46,500         26,850           17,460(4)

---------------
(1) Includes compensation deferred at the Named Executive's election under the Company's Profit Sharing Plan.

(2) Represents amounts contributed by the Company during each fiscal year, as applicable, to the Named Executive's Profit Sharing Plan account.

(3) Mr. Miller joined the Company in May 1996.

(4) Represents payments or reimbursement of certain moving and relocating expenses.

(5) Mr. Walter resigned his position with the Company effective December 1, 1996.

(6) Represents $2,170 contributed by the Company, to the Named Executive's Profit Sharing Plan account and $27,400 in payments or reimbursement of certain moving and relocating expenses.

Option Grants in Last Fiscal Year


     The table below shows information regarding grants of stock options, if any, made to the Named Executives during fiscal 1996. The amounts shown for each of the Named Executives as potential realizable values are based on arbitrarily assumed annualized rates of stock price appreciation of five percent and ten percent over the full term of the options, pursuant to applicable Securities and Exchange Commission ("SEC") regulations. Actual gains, if any, on option exercises are dependent on the future performance of the Common Stock and overall stock market conditions.


                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                              INDIVIDUAL GRANTS                               ANNUAL RATES
                         ------------------------------------------------------------        OF STOCK PRICE
                                          % OF TOTAL                                          APPRECIATION
                                           OPTIONS                                           FOR OPTION TERM
                           NUMBER         GRANTED TO       EXERCISE OR                    ---------------------
                         OF OPTIONS      EMPLOYEES IN      BASE PRICE      EXPIRATION       5%           10%
         NAME             GRANTED        FISCAL YEAR        ($/SHARE)         DATE          ($)          ($)
-----------------------  ----------     --------------     -----------     ----------     -------     ---------
George D. Miller.......    60,000             73%             13.25          5-29-06      499,800     1,267,200

---------------
(1) Such options become exercisable at the rate of 12,000 shares on each anniversary of the original date of grant. The latest date on which this option may be exercised is May 28, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

     The following table summarizes for each of the Named Executives the total number and value of unexercised options, if any, held at November 2, 1996. For this purpose, the value of unexercised, in-the-money options at fiscal year-end is the difference between the exercise price and the closing sale price of the underlying Common Stock on November 2, 1996. There can be no assurance that these values will be realized. No options were exercised during fiscal 1996.

                                                      NUMBER OF SECURITIES
                                                           UNDERLYING               VALUE OF UNEXERCISED
                                                       UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                       AT FISCAL YEAR-END           AT FISCAL YEAR-END(1)
                                                   ---------------------------   ---------------------------
                                                   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                      NAME                          (NUMBER)       (NUMBER)          ($)            ($)
-------------------------------------------------  -----------   -------------   -----------   -------------
James T. McKitrick...............................    206,517        180,663        1,708,189      583,444
Dean Longnecker..................................      4,565         15,000               --           --
George D. Miller.................................         --         60,000               --           --
Don Walter.......................................     12,410         14,440               --           --

---------------
(1) In-the-money options for which the fair market value of the underlying securities exceeds the exercise or base price of the option.

EMPLOYMENT ARRANGEMENTS WITH EXECUTIVE OFFICERS

     Mr. McKitrick is currently employed as President and Chief Executive Officer pursuant to an employment agreement dated September 16, 1994. Under this agreement, Mr. McKitrick currently receives a salary of $365,000, subject to increases determined annually by the compensation committee (which increases must at least equal increases in the consumer price index). In addition, Mr. McKitrick is eligible for an annual bonus of up to 60% of his salary, based on financial targets and non-quantitative performance objectives established by the compensation committee at the beginning of each fiscal year. If his employment is terminated by the Company other than for cause or because of death or disability, or because the Company either removed him or failed to elect him as President and Chief Executive Officer, the Company will pay to Mr. McKitrick his base salary (reduced by compensation received from other businesses) from the date of termination to the later of November 1, 1997 and the first anniversary of such termination. Pursuant to the employment agreement, Mr. McKitrick was granted an option to acquire, at an exercise price equal to the initial public offering price, up to 112,512 shares of Common Stock on the seventh anniversary of the original date of grant, with accelerated vesting in fiscal 1996 through 1998 if certain EBIT targets are met. Mr. McKitrick's employment agreement also contains certain confidentiality and non-competition requirements.

     Mr. Longnecker is employed as Executive Vice President, Finance pursuant to an agreement dated September 16, 1994. Under this agreement, Mr. Longnecker currently receives a salary of $234,000, subject to salary increases determined annually by the compensation committee (which increases must at least equal increases in the consumer price index). In addition, Mr. Longnecker is eligible for an annual bonus of up to 48% of his salary, based on financial targets and nonquantitative performance objectives established by the compensation committee at the beginning of the fiscal year. If his employment is terminated by the Company other than for cause or because of death or disability, or because the Company either removed him or failed to retain him as Executive Vice President, Finance, the Company will pay to Mr. Longnecker his base salary (reduced by compensation received from other businesses) from the date of termination to the first anniversary of such termination. Mr. Longnecker's employment agreement also contains certain confidentiality and non-competition provisions.

     Mr. Miller is employed as Senior Vice President, Merchandising pursuant to an agreement dated May 6, 1996. Under this agreement, Mr. Miller currently receives a salary of $175,000, subject to salary increases determined annually by the compensation committee (which increases must at least equal increases in the consumer price index). In addition, Mr. Miller is eligible for an annual bonus of up to 48% of his salary, based on financial targets and non-quantitative performance objectives established by the compensation committee at the beginning of the fiscal year. If his employment is terminated by the Company other than for cause or because of death or disability, or because the Company either removed him or failed to retain him as Senior Vice President, Merchandising, the Company will pay to Mr. Miller his base salary (reduced by compensation received from other businesses) from the date of termination to the later of May 28, 1998 and the first anniversary of such termination. Mr. Miller's employment agreement also contains certain confidentiality and non-competition provisions.

     Additionally, as part of the Acquisition, on January 2, 1997, James T. McKitrick and G. Dean Longnecker sold to JWCAC, for $14.00 per share, 81,810 and 64,489 shares, respectively, of the Company's outstanding common stock, in accordance with the terms of the Securities Purchase Agreements entered into at the same time as the Merger Agreement. Additionally, the Securities Purchase Agreements provide that at the closing of the Merger, Mr. McKitrick will exchange outstanding options to purchase 183,935 shares of Company common stock having an aggregate exercise price of $0.6 million for options to acquire shares of Holding common stock valued at $2.6 million and that Mr. Longnecker will exchange 71,429 shares of Company common stock for shares of Holding common stock valued at $1.0 million. The Securities Purchase Agreements also contain provisions regarding the continued employment of Messrs. McKitrick and Longnecker in their current capacities after the Merger (the "New Employment Agreements").

     Mr. McKitrick's New Employment Agreement provides for a base salary of $385,000, and Mr. Longnecker's provides for a base salary of $250,000, subject in each case to annual increases as determined by the Board of Directors (which increases must at least equal increases in the consumer price index). Additionally, Messrs. McKitrick and Longnecker are eligible for annual cash bonuses if the Company achieves certain operating cash flow targets, which bonuses are not subject to any ceilings contained in the New Employment Agreements.

     Mr. McKitrick's New Employment Agreement provides for severance payments equal to his base salary for 18 months if his employment is terminated (other than in the case of death, disability or for cause) or if he is not reelected as President and Chief Executive Officer, reduced by any compensation he should earn during such 18-month period from other businesses. Mr. Longnecker's New Employment Agreement provides for severance payments equal to his base salary for 12 months if his employment is terminated (other than in the case of death, disability or for cause) or if he is not reelected as Executive Vice President, Finance, not subject, however, to reduction for any compensation earned from other businesses.

     The New Employment Agreements also contemplate that Messrs. McKitrick and Longnecker will participate along with other management personnel in two stock option plans of Holding involving 4.5% and 3.2% of Holding's outstanding common stock and common stock equivalents on a fully diluted basis, respectively. Allocations of options among the management group are to be made in the first instance by the Chief Executive Officer of the Company, subject to ratification by Holding's Board of Directors. Such allocations have not been made as of the date of this Prospectus. The management stock options will be subject to vesting based on the Company's achievement of certain operating cash flow targets.

     Additionally, the New Employment Agreements contemplate that Messrs. McKitrick and Longnecker will receive additional stock options which vest if the Company is sold within six years after the effective time of the Merger and the realized value of the common equity of the original investment group in Holding should equal or exceed ten times the value thereof at the time of the Merger. Mr. McKitrick's and Mr. Longnecker's options under this program are to acquire an aggregate number of shares of common stock of Holding equal to 1.25% and 0.75%, respectively, of the total outstanding common stock and common stock equivalents of Holding on a fully diluted basis.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of the Common Stock as of January 2, 1997, and the pro forma beneficial ownership of the voting stock of Holding, giving effect to the Offering and the Acquisition, by each person known to the Company to be the beneficial owner of more than five percent of the Common Stock, each director and director designate of the Company, each Named Executive and all directors and executive officers of the Company as a group. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Holding. Except as otherwise indicated, the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares. The business address for each executive officer of the Company is in care of the Company.


                                                                      CT               PRO FORMA HOLDING
                                                            ----------------------   ----------------------
                                                               SHARES                   SHARES
                                                            BENEFICIALLY             BENEFICIALLY
                     NAME AND ADDRESS                          OWNED       PERCENT      OWNED       PERCENT
                     ----------------                       ------------   -------   ------------   -------
JWC Acquisition I, Inc.
CT Holding, Inc.
JWC Equity Funding, Inc.
J.W. Childs Equity Partners, L.P.
J.W. Childs Advisors, L.P.
J.W. Childs Associates, L.P.
J.W. Childs Associates, Inc.(1)...........................     7,208,551     66.1%      804,984       85.1%
James T. McKitrick(2).....................................       307,770      2.8        42,918        4.4
Dean Longnecker (3).......................................       102,194        *        16,667        1.8
John W. Childs(1).........................................     7,208,551     66.1       838,427       88.6
Jerry D. Horn(1)..........................................     7,208,551     66.1       813,318       85.9
  c/o General Nutrition Companies, Inc.
  921 Penn Avenue
  Pittsburgh, PA 15222
Steven G. Segal(1)........................................     7,208,551     66.1       813,516       86.0
Adam L. Suttin(1).........................................     7,208,551     66.1       808,180       85.4
Jeffrey D. Swartz.........................................             0        *         1,417          *
  c/o The Timberland Company
  200 Domain Drive
  Stratham, NH 03885
William E. Watts..........................................             0        *           833          *
  c/o General Nutrition Companies, Inc.
  921 Penn Avenue
  Pittsburgh, PA 15222
Habib Y. Gorgi(4).........................................             0        *        72,231        7.6
George D. Miller(5).......................................        60,000        *         8,333          *
All Directors and executive officers as a group (6
  persons)(6).............................................     7,705,365     67.9       884,630       89.4


---------------
 *  Less than 1.0%

(1) Represents 6,978,028 CT shares and 785,229 Holding shares owned by JWC Acquisition I, Inc., a Delaware corporation ("JWCAC") and an additional 230,523 CT shares and 19,756 non-voting Holding shares (which are convertible to voting shares at any time) subject to warrants owned by JWCAC and JWC Equity Funding, Inc., respectively, exercisable within 60 days. CT Holding, Inc., JWC Equity Funding, Inc., J.W. Childs Equity Partners, L.P., J.W. Childs Advisors L.P., J.W. Childs Associates, L.P., J.W. Childs Associates, Inc. and Messrs. Childs, Horn, Segal and Suttin may each be deemed to beneficially own shares owned or deemed beneficially owned by JWCAC or JWC Equity Funding. Each of the foregoing, except Mr. Horn, has a business address c/o J.W. Childs Associates, L.P., One Federal Street, Boston, MA 2110.

(2) Includes 305,370 CT shares and 42,918 Holding shares subject to stock options exercisable within 60 days. Includes 2,400 CT shares beneficially owned by Mr. McKitrick's wife, as to which Mr. McKitrick disclaims beneficial ownership.

(3) Includes 19,565 CT shares subject to stock options exercisable within 60 days. Includes 11,000 CT shares beneficially owned by Mr. Longnecker's wife and 200 CT shares beneficially owned by Mr. Longnecker's son, as to which Mr. Longnecker disclaims beneficial ownership.


(4) Represents 43,958 Holding shares, 26,638 non-voting Holding shares (which are convertible to voting shares at any time) and warrants to acquire an additional 1,635 non-voting Holding shares, exercisable within 60 days and then convertible into voting shares at any time, held by Chisholm Partners III, L.P., Fleet Equity Partners VII, L.P., Fleet Growth Resources, Inc. and Kennedy Plaza Partners, all affiliates of Fleet. Mr. Gorgi disclaims beneficial ownership of these shares. Mr. Gorgi and each of the foregoing has a business address at 50 Kennedy Plaza, Providence, RI 02903.


(5) Includes 60,000 CT shares subject to stock options exerciseable within 60 days.


(6) Includes 411,785 CT shares and 42,918 Holding shares subject to stock options exercisable within 60 days and an additional 230,523 CT shares and 19,756 non-voting Holding Shares (which are convertible to voting Shares at any time) subject to warrants exercisable within 60 days.

                              CERTAIN TRANSACTIONS

     Two of the Company's suppliers, Iron Age Corporation ("Iron Age") and Walls Industries, Inc. ("Walls"), are controlled by certain BCC affiliates. Iron Age is a manufacturer and distributor of workboots and protective footwear. Walls is a manufacturer of insulated and non-insulated workwear, rugged outdoor and hunting apparel and casual outerwear. The Company believes that the terms of its purchases from Iron Age and Walls are at least as favorable to the Company as could be obtained from other suppliers. In fiscal 1996, the Company's purchases from Iron Age and Walls totaled $4.7 million and $1.6 million, respectively.

     At the effective time of the Merger, it is contemplated that the Company and Holding will enter into a management agreement with Associates providing for payment by the Company to Associates of (i) a $1.7 million advisory and financing fee in consideration of Associates' services regarding the planning, structuring and negotiation of the Acquisition and related financing and (ii) an annual management fee of $240,000 in consideration of Associates' ongoing provision of certain consulting and management advisory services. Payments under this management agreement may be made only to the extent permitted by the New Credit Facility and the Indenture. The management agreement is expected to be for a five-year term, automatically renewable for successive extension terms of one year, unless Associates or Holding shall give notice of termination.

     Additionally, Messrs. McKitrick and Longnecker are parties to a Stockholders Agreement dated as of December 23, 1996 applicable to all shares of Holding common stock or vested options to acquire such common stock held now or hereafter acquired by them. The Stockholders Agreement, among other terms, permits Holding to "call" their shares and vested options on their termination of employment for any reason. Additionally, if either Mr. McKitrick or Mr. Longnecker is terminated for any reason other than for cause or without good reason (as those terms are defined in the Stockholders Agreement), he has the right to "put" his shares or vested options to Holding. Depending on the circumstances, the price for shares of Holding common stock purchased in connection with a call or put under the Stockholders Agreement will range from cost to seven times EBITDA. The put and call features of the Stockholders Agreement terminate on completion of a public offering of Holding common stock with aggregate net proceeds of $50.0 million or more.


     Also, in connection with the consummation of the Acquisition, the Company will loan $250,000 to George D. Miller and $25,000 to Jack P. Feichtner to partially fund their investments in Holding common stock. The loans will be due in ten years and require payments of interest only prior to maturity at the applicable interest rate under the New Credit Facility.

                          DESCRIPTION OF SENIOR NOTES

GENERAL

     The Senior Notes will be issued pursuant to an Indenture (the "Indenture") between the Company and Marine Midland Bank, as trustee (the "Trustee"). The terms of the Senior Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Senior Notes are subject to all such terms, and Holders of Senior Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the proposed form of Indenture have been filed as an exhibit to the Registration Statement of which this Prospectus is a part and are available as set forth below under "-- Available Information." The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." As of the date of the Indenture, the Company will have no Subsidiaries. All of the Company's future Subsidiaries will be Restricted Subsidiaries; however, the Company will be able to designate Subsidiaries as Unrestricted Subsidiaries pursuant to a resolution of the Board of Directors of the Company to the extent that such Subsidiary qualifies as an "Unrestricted Subsidiary" under the Indenture and such designation is made in compliance with the restrictive covenants contained in the Indenture. See "-- Certain
Covenants -- Restricted Payments" and "-- Certain Definitions." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture and will not provide Subsidiary Guarantees. For purposes of this summary, the term "Company" refers only to Central Tractor Farm & Country, Inc., as survivor of the Merger, and not to any of its Subsidiaries.

     The Senior Notes will be general unsecured obligations of the Company and will rank pari passu in right of payment with all current and future unsecured unsubordinated Indebtedness of the Company, including borrowings under the New Credit Facility. However, all borrowings under the New Credit Facility will be secured by a Lien on substantially all of the assets of the Company and its Subsidiaries. The Indenture restricts, but does not prohibit, the Company and its Subsidiaries from incurring certain other indebtedness which can be secured with Liens on the assets of the Company and its Subsidiaries. Consequently, the obligations of the Company under the Senior Notes will be effectively subordinated to its obligations under the New Credit Facility and such other indebtedness to the extent of such assets. As of November 2, on a pro forma basis after giving effect to the Acquisition, the Company would have had approximately $17.9 million principal amount of secured indebtedness and $20.1 million would have been available to be borrowed under the revolving portion of the New Credit Facility. See "Risk Factors -- Effective Subordination."

PRINCIPAL, MATURITY AND INTEREST

     The Senior Notes offered hereby will be limited in aggregate principal
amount to $100.0 million and will mature on             , 2007. The Indenture
provides for the issuance of up to $50.0 million aggregate principal amount of additional Senior Notes having identical terms and conditions to the Senior Notes offered hereby (the "Additional Senior Notes"), subject to compliance with the covenants contained in the Indenture. Any Additional Senior Notes will be part of the same issue as the Senior Notes offered hereby and will vote on all matters with the Senior Notes offered hereby. For purposes of this "Description of Senior Notes," references to the Senior Notes do not include Additional
Senior Notes. Interest on the Senior Notes will accrue at the rate of      % per
annum and will be payable semiannually in arrears on             and
            , commencing on             , 1997, to Holders of record on the
immediately preceding             and             . Interest on the Senior Notes
will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Senior Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Senior Notes at their respective addresses set forth in the register of Holders of Senior Notes; provided that all payments of principal, premium and interest with respect to

Senior Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Senior Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBSIDIARY GUARANTEES

     The Company's payment obligations under the Senior Notes will be jointly and severally guaranteed (the "Subsidiary Guarantees") by the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See, however, "Risk Factors -- Fraudulent Conveyance Considerations."

     The Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Senior Notes, the Indenture and Subsidiary Guarantee and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists.

     The Indenture will provide that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "Redemption or Repurchase at Option of Holders -- Asset Sales." The Indenture will also provide that in the event that a Guarantor is designated by the Company to be an Unrestricted Subsidiary in accordance with the terms of the Indenture, such Guarantor will be released and relieved of any obligations under its Subsidiary Guaranty. See "Certain Covenants -- Restricted Payments."

OPTIONAL REDEMPTION


     The Senior Notes will not be redeemable at the Company's option prior to
            , 2002. Thereafter, the Senior Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on of the years indicated below:


                                       YEAR                             PERCENTAGE
                                       ----                             ----------
            2002......................................................          %
            2003......................................................          %
            2004......................................................          %
            2005 and thereafter.......................................    100.00%

     Notwithstanding the foregoing, at any time on or before             , 2000,
the Company may (but shall not have the obligation to) redeem up to 35% of the original aggregate principal amount of the Senior Notes (including any
Additional Senior Notes) at a redemption price of      % of the principal amount
thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds of a Public Equity Offering; provided that at least 65% aggregate principal amount of Senior Notes (including any Additional Senior Notes) originally issued remain outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days of the date of the closing of such public offering.

     If less than all of the Senior Notes are to be redeemed at any time, selection of Senior Notes for redemption will be made by the Trustee on a pro rata basis; provided that no Senior Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Senior Notes to be redeemed at its registered address. If any Senior Note is to be redeemed in part only, the notice of redemption that relates to such Senior Note shall state the portion of the principal amount thereof to be redeemed. A new Senior
Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Senior Note. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

OPTIONAL REDEMPTION UPON CHANGE OF CONTROL

     Upon the occurrence of a Change of Control prior to               , 2002,
the Senior Notes will be redeemable, in whole or in part, at the option of the Company, upon not less than 30 nor more than 60 days prior notice to each holder of Senior Notes to be redeemed, at a redemption price equal to the sum of (i) the then outstanding principal amount thereof plus (ii) accrued and unpaid interest thereon, to the redemption date plus (iii) the Applicable Premium. The following definitions are used to determine the Applicable Premium:


          "Applicable Premium" will be defined, with respect to a Senior Note,
     as the greater of (i)   % of the then outstanding principal amount of such
     Senior Note and (ii) the excess of (A) the present value of the remaining required interest and principal payments due on such Senior Note (exclusive of accrued and unpaid interest), computed using a discount rate equal to
     the Treasury Rate plus                basis points, over (B) the then
     outstanding principal amount of such Senior Note.


          "Treasury Rate" will be defined as the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, and publicly available source of similar market data)) most nearly equal to the then remaining Average Life to Stated Maturity of the Senior Notes; provided, however, that if the Average Life to Stated Maturity of the Senior Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life to Stated Maturity of the Senior Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control


     Upon the occurrence of a Change of Control, each Holder of Senior Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Senior Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of repurchase (the "Change of Control Payment"). Within fifteen days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Senior Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Senior Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Senior Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Senior Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Senior Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Senior Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Senior Notes so tendered the Change of Control Payment for such Senior Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Senior Note equal in principal amount to any unpurchased portion of the Senior Notes surrendered, if any; provided that each such new Senior Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Senior Notes to require that the Company repurchase or redeem the Senior Notes in the event of a takeover, recapitalization or similar transaction.

     The Company's other senior indebtedness contains prohibitions of certain events that would constitute a Change of Control. In addition, the Company's ability to pay cash to the Holders of Senior Notes upon a repurchase may be limited by the Company's then existing financial resources. See "Risk
Factors -- Change of Control."

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Senior Notes to require the Company to repurchase such Senior Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales


     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however that, the Company and the Restricted Subsidiaries will be permitted to consummate Asset Sales with respect to assets with a fair market value of less than $5.0 million in the aggregate since the Issue Date without complying with clause (ii) above to the extent (a) at least 75% of the consideration received in connection with such Asset Sale constitutes Replacement Assets (as defined below) or a combination of Replacement Assets, cash and Cash Equivalents and (b) any Net Proceeds in the form of cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated pursuant to this provision shall be subject to the provisions of the immediately following paragraph.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option (a) to permanently reduce Indebtedness under the Credit Facilities (and correspondingly reduce commitments thereunder) or (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in the same or a similar line of business as the Company was engaged in on the date of the Indenture (collectively "Replacement Assets"). Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit Indebtedness or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Senior Notes and Additional Senior Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Senior Notes and Additional Senior Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Senior Notes and Additional Senior Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Senior Notes and Additional Senior Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Notes and Additional Senior Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

CERTAIN COVENANTS

  Restricted Payments

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company, any Restricted Subsidiary of the Company or any Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company); (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Senior Notes (other than Senior Notes), except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses
(i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clause (ii) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the

     Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment plus (iv) the amount resulting from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (in each case, such amount to be valued as provided in the second succeeding paragraph) not to exceed the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary and which was treated as a Restricted Payment under the Indenture.


     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis; (v) the repurchase, redemption or other retirement for value of any Equity Interests of the Company or a Restricted Subsidiary, or dividends or other distributions by the Company to Holding the proceeds of which are utilized by Holding to repurchase, redeem or otherwise acquire or retire for value any Equity Interests of Holding, in each case, held by any member of the management, employees or consultants of the Company, Restricted Subsidiary or Holding pursuant to any management, employee or consultant equity subscription agreement or stock option agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $500,000 in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (vi) payments or distributions to dissenting stockholders of the Company in connection with the Merger; (vii) dividends or other payments to Holding sufficient to enable Holding to pay accounting, legal, corporate reporting and administrative expenses of Holding incurred in the ordinary course of business or to pay required fees and expenses in connection with the Acquisition and the registration under applicable laws and regulations of its debt or equity securities and (viii) payments to Holding pursuant to the Tax Sharing Agreement.


     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greater of (x) the net book value of such Investments at the time of such designation and (y) the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such

Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $5.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2 to 1, if such
incurrence or issuance is on or prior to                     , 1998, or 2.25 to
1, if such incurrence or issuance is after                     , 1998, in each
case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The Indenture will also provide that the Company will not incur any Indebtedness that is contractually subordinated to any other Indebtedness of the Company unless such Indebtedness is also contractually subordinated to the Senior Notes on substantially identical terms; provided, however, that no Indebtedness of the Company shall be deemed to be contractually subordinated to any other Indebtedness of the Company solely by virtue of being unsecured.

     The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (i) the incurrence by the Company and its Subsidiaries of Indebtedness (including letters of credit) pursuant to the Credit Facilities (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder); provided that, after giving pro forma effect to any such incurrence and the application of the proceeds therefrom, the aggregate principal amount of all Indebtedness (including letters of credit) of the Company and its Subsidiaries outstanding under the Credit Facilities does not exceed the greater of (x) $38.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently repay any such Indebtedness pursuant to the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales" and (y) the amount of the Borrowing Base as of any date of incurrence;

          (ii) the incurrence by the Company and its Subsidiaries of Indebtedness represented by the Senior Notes (other than any Additional Senior Notes) and the Subsidiary Guarantees;

          (iii) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Subsidiary, in an aggregate principal amount not to exceed $10.0 million at any time outstanding;

          (iv) the incurrence by any corporation that becomes a Subsidiary after the Issue Date of Acquired Debt, which Indebtedness is existing at the time such corporation becomes a Subsidiary; provided, however, that (A) immediately after giving effect to such corporation becoming a Subsidiary the

     Company could incur at least $1.00 of additional Indebtedness (other than Permitted Debt) in accordance with the Indenture, (B) such Indebtedness is without recourse to the Company or to any Subsidiary or to any of their respective properties or assets other than Person becoming a Subsidiary or its properties and assets and (C) such Indebtedness was not incurred as a result of or in connection with or in contemplation of such entity becoming a Subsidiary;

          (v) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness that was permitted by the Indenture to be incurred;


          (vi) the incurrence of intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Senior Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;


          (vii) Indebtedness of an Unrestricted Subsidiary of the Company owed to and held by the Company or a Restricted Subsidiary of the Company, provided that the Company or such Restricted Subsidiary is permitted to make an investment in such Unrestricted Subsidiary under the Indenture at the time such Indebtedness is incurred in an amount equal to the principal amount of such Indebtedness;


          (viii) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging currency risk or interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding;


          (ix) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company;


          (x) Indebtedness incurred in respect of performance, surety and similar bonds provided by the Company and its Restricted Subsidiaries in the ordinary course of business, and refinancings thereof;


          (xi) Indebtedness for letters of credit relating to workers' compensation claims and self-insurance or similar requirements in the ordinary course of business;


          (xii) Indebtedness arising from guarantees of Indebtedness of the Company or any Subsidiary or other agreements of the Company or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Subsidiaries in connection with such disposition;


          (xiii) the guarantee by any of the Guarantors of Indebtedness of the Company or another Guarantor that was permitted to be incurred under the Indenture; and


          (xiv) the incurrence by the Company or any of its Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, not to exceed $10.0 million.



     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xiv) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

  Liens

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries


     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) applicable law, (b) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (c) by reason of customary non-assignment provisions in leases, licenses, encumbrances, contracts or similar assets entered into or acquired in the ordinary course of business and consistent with past practices, (d) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (e) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (f) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary or (g) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.


  Merger, Consolidation or Sale of Assets

     The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Senior Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned

Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock."



  Transactions with Affiliates


     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee
(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $500,000, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that (v) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary,
(w) transactions between or among the Company and/or its Restricted Subsidiaries, (x) Restricted Payments (other than Restricted Investments) that are permitted by the provisions of the Indenture described above under the caption "Restricted Payments," (y) investment banking and management fees in an aggregate amount no greater than $240,000 in the aggregate in any calendar year (plus reimbursement of expenses) to be paid by the Company to the Principals or any Related Party and (z) an aggregate cash fee of $1.7 million payable by the Company to the Principals or any Related Party on or about the Issue Date, in each case, shall not be deemed Affiliate Transactions.

  Sale and Leaseback Transactions

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction (other than among the Company and Wholly Owned Restricted Subsidiaries or among Wholly Owned Restricted Subsidiaries); provided that the Company may enter into a sale and leaseback transaction if (i) the Company could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the covenant described above under the caption "-- Incurrence of Additional Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "-- Liens," (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales."

  Limitation on Issuances and Sales of Capital Stock of Wholly Owned
Subsidiaries

     The Indenture will provide that the Company (i) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Wholly Owned Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Wholly Owned Restricted Subsidiary and (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "-- Asset Sales," and (ii) will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company.

  Payments for Consent

     The Indenture will provide that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Senior Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Senior Notes unless such consideration is offered to be paid or is paid to all Holders of the Senior Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Additional Subsidiary Guarantees

     The Indenture will provide that if the Company or any of its Subsidiaries shall acquire or create another Subsidiary after the date of the Indenture, then such newly acquired or created Subsidiary shall execute a Subsidiary Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture, except for all Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the Indenture for so long as they continue to constitute Unrestricted Subsidiaries.

  Reports

     The Indenture will provide that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Senior Notes are outstanding, the Company will furnish to the Holders of Senior Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company), but excluding exhibits, and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Senior Notes; (ii) default in payment when due of the principal of or premium, if any, on the Senior Notes; (iii) failure by the Company to comply with the provisions described under the captions "Repurchase at the Option of the Holders -- Change of Control" or "-- Asset Sales" or "Covenants -- Restricted Payments" or "-- Incurrence of Indebtedness and Issuance of Preferred Stock";
(iv) failure by the Company for 60 days after notice from the Trustee or holders of at least 25% in aggregate principal amount of the outstanding Senior Notes to comply with any of its other agreements in the Indenture or the Senior Notes;
(v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a) "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Restricted Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Notes may declare all the Senior Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Guarantor constituting a Significant Restricted Subsidiary, all outstanding Senior Notes will become due and payable without further action or notice. Holders of the Senior Notes may not enforce the Indenture or the Senior Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Senior Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Senior Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Senior Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes. If an Event of Default occurs prior
to                     , 2002 by reason of any willful action (or inaction)
taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Senior Notes prior to
                    , 2002, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes.

     The Holders of a majority in aggregate principal amount of the Senior Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Senior Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Senior Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Senior Notes, the Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Senior Notes by accepting a Senior Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Senior Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Senior Notes to receive payments in respect of the principal of, premium, if any, and interest on such Senior Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Senior Notes concerning issuing temporary Senior Notes, registration of Senior Notes, mutilated, destroyed, lost or stolen Senior Notes and the maintenance of an office or agency for payment and money for security payments held in trust,
(iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Senior Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Senior Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Senior Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Senior Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the

91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Senior Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Senior Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Senior Note selected for redemption. Also, the Company is not required to transfer or exchange any Senior Note for a period of 15 days before a selection of Senior Notes to be redeemed.

     The registered Holder of a Senior Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture, the Subsidiary Guarantees or the Senior Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Notes), and any existing default or compliance with any provision of the Indenture, the Subsidiary Guarantees or the Senior Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes (including consents obtained in connection with a tender offer or exchange offer for Senior Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Senior Notes held by a non-consenting Holder): (i) reduce the principal amount of Senior Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Senior Note or alter the provisions with respect to the redemption of the Senior Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Senior Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Senior Notes (except a rescission of acceleration of the Senior Notes by the Holders of at least a majority in aggregate principal amount of the Senior Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Senior Note payable in money other than that stated in the Senior Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Senior Notes to receive payments of principal of or premium, if any, or interest on the Senior Notes, (vii) waive a redemption payment with respect to any Senior Note (other than a payment required by one of the covenants described above under the caption "Repurchase at the Option of Holders"), (viii) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture, or (ix) make any change in the foregoing amendment and waiver provisions.


     Notwithstanding the foregoing, without the consent of any Holder of Senior Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture, the Subsidiary Guarantees or the Senior Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes, to provide for the assumption of the Company's or a Guarantor's obligations to Holders of Senior Notes in the case of a merger or consolidation, to provide for the issuance of a Subsidiary Guarantee by a Subsidiary of the Company, to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture on the Issue Date, to make any change that would provide any additional rights or benefits to the Holders of Senior Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Senior Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Senior Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.


     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory or other current assets in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions that have a fair market value (as determined in good faith by the Board of Directors) in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Wholly-Owned Restricted Subsidiary or by a Subsidiary to the Company or to Wholly Owned Restricted Subsidiary, (ii) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary, and (iii) a Restricted Payment that is permitted by the covenant described above under the caption "Covenants -- Restricted Payments" will not be deemed to be Asset Sales.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).


     "Borrowing Base" means, as of any date, an amount equal to the sum of (i) 80% of accounts receivable of the Company and its Restricted Subsidiaries as of such date that are not more than 45 days past due (including accounts receivable relating to any layaway or similar plan), plus (ii) 65% of the book value of all inventory owned by the Company and its Restricted Subsidiaries as of such date, in each case calculated on a consolidated basis and in accordance with GAAP. To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company may utilize the most recent available information for purposes of calculating the Borrowing Base.


     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the New Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper of a domestic issuer having a rating of at least A-1 by Standard and Poor's Ratings Services ("S&P") or P-1 by Moody's Investors Service, Inc. ("Moody's") maturing within twelve months after the date of acquisition.


     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or their Related Parties, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company,
(iii) the consummation of any transaction (including, without limitation, any merger or consolidation) (a) prior to the initial underwritten public offering by the Company or Holding of its Common Stock pursuant to an effective registration statement under the Securities Act (the "IPO") the result of which is that the Principals and their Related Parties become the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition) of less than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares) or (b) after the IPO, any person (as defined above), other than the Principals and their Related Parties, becomes the beneficial owner (as defined above), directly or indirectly, of 35% or more of the Voting Stock of the Company and such person is or becomes, directly or indirectly, the beneficial owner of a greater percentage of the voting power of the Voting Stock of the Company, calculated on a fully diluted basis, than the percentage beneficially owned by the Principals and their Related Parties, (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors or (v) the Company consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance). For purposes of this definition, any transfer of an equity interest of an entity that was formed for the purpose of acquiring Voting Stock of the Company will be deemed to be a transfer of such portion of such Voting Stock as corresponds to the portion of the equity of such entity that has been so transferred.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting

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

principles shall be excluded and (v) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Subsidiaries.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "Credit Facilities" means, with respect to the Company, one or more debt facilities (including, without limitation, the New Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Credit Facilities outstanding on the date on which Senior Notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (i) of the definition of Permitted Debt.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Senior Notes mature.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the New Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding amortization of debt issuance costs) and (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon) and (iv) the product of (a) all

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

cash dividend payments on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person and its Restricted Subsidiaries, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantors" means each Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and its respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or the value of foreign currencies purchased or received by the Company in the ordinary course of business.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Restricted Payments."

     "Issue Date" means the first date of issuance of Senior Notes.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "New Credit Facility" means that certain credit facility, dated as of December 23, 1996, by and among the Company and Fleet National Bank, as agent and a lender, providing for up to $38.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under the Credit Facilities) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Investments" means (a) any Investment in the Company or in a Wholly Owned Restricted Subsidiary of the Company; (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Restricted Subsidiary of the Company and a Guarantor or
(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company and a Guarantor; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales"; (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; and (f) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, not to exceed $5.0 million.


     "Permitted Liens" means (i) Liens securing Indebtedness under the Credit Facilities that was permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory or regulatory obligations, leases, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iii) of the third paragraph of the covenant entitled "-- Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (vii) Liens existing on the date of the Indenture; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (ix) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (x) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (xi) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (xii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;
(xiii) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (xiv) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xv) Liens in favor of the Company or any Restricted Subsidiary; (xvi) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary of the Company that does not give rise to an Event of Default; (xvii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xviii) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xix) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; (xx) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $2.5 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary; and (xxi) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries.


     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Existing Indebtedness or other Indebtedness of the Company or any of its Restricted Subsidiaries incurred in accordance with the Indenture (other than Indebtedness incurred in accordance with clauses (i), (vi), (viii), (ix), (x), (xi), (xii)
(xiii) and (xiv) of the third paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock;" provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date at or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Senior Notes, such Permitted Refinancing Indebtedness has a final maturity date at or later than the final maturity date of, and is subordinated in right of payment to, the Senior Notes on terms at least as favorable to the Holders of Senior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.


     "Principals" means (i) J.W. Childs Equity Partners, L.P., (ii) each Affiliate of J.W. Childs Equity Partners, L.P. as of the Issue Date, and (iii) each officer or employee (including their respective immediate family members) of J.W. Childs Associates, L.P. as of the Issue Date.

     "Public Equity Offering" means an underwritten public offering of common stock (other than Disqualified Stock) of the Company or Holding, pursuant to an effective registration statement filed with the Commission in accordance with the Securities Act; provided, however, that, in the case of a Public Equity Offering by Holding, Holding contributes to the capital of the Company net cash proceeds thereof in an amount sufficient to redeem the Senior Notes called for redemption in accordance with the terms of the Indenture.

     "Related Party" with respect to any Principal means (A) any controlling stockholder or 80% (or more) owned Subsidiary of such Principal or (B) or trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "Significant Restricted Subsidiary" means a subsidiary, including its subsidiaries, which meets any of the following conditions:

          (1) The Company's and its other subsidiaries' investments in and advances to the subsidiary exceed 10% of the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination to be accounted for as a pooling of interests, this condition is also met when the number of common shares exchanged or to be exchanged by the Company exceeds 10% of its total common shares outstanding at the date the combination is initiated); or

          (2) The Company's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10% of the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

          (3) The Company's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of such income of the Company and its subsidiaries consolidated for the most recently completed fiscal year.

     For purposes of this definition under the Indenture, a "significant subsidiary" will be determined in accordance with the computational note contained in the definition of Significant Subsidiary in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Tax Sharing Agreement" means the tax sharing agreement among Holding, the Company and any one or more of Holding's subsidiaries, as amended from time to time, so long as the method of calculating the amount of the Company's payments, if any, to be made thereunder is not less favorable to the Company than as provided in such agreement as in effect on the Issue Date (except to the extent required to reflect changes in applicable federal or state tax laws), as determined in good faith by the Board of Directors of the Company.

     "Unrestricted Subsidiary" means (i) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company (as determined in good faith by the Board of Directors); (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain
Covenants -- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" means, with respect to any Person, the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                       DESCRIPTION OF NEW CREDIT FACILITY

     The Company entered into a Credit Agreement dated as of December 23, 1996, by and among the Company and Fleet, as Administrative Agent and NationsBank, as Co-Agent for the lenders referred to therein, providing for borrowings in an aggregate principal amount of up to $38.0 million (the "New Credit Facility"). The New Credit Facility is comprised of a five-year term facility (the "New Term Loan") in the principal amount of $8.0 million, a revolving credit facility (the "New Revolving Credit Facility") in the principal amount of $30.0 million with a sublimit for the issuance of standby and trade letters of credit in the amount of $10.0 million and a swing line facility with a sublimit in the amount of $5.0 million. Indebtedness under the New Credit Facility will be guaranteed by Holding and secured by substantially all of the assets of the Company and the Company's future subsidiaries. Loans made pursuant to the New Term Loan must be repaid in 10 installments of $0.8 million beginning June 30, 1997, and must be repaid in full on December 31, 2001. In addition to the scheduled repayment of the New Term Loan, the Company is obligated to make annual prepayments based on the Company's excess cash flow. All payments and prepayments of the New Term Loan permanently reduce the availability under the New Term Loan as defined in the New Credit Facility. Advances made pursuant to the New Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time until the fifth anniversary of the establishment of the facility. Advances under the New Credit Facility are subject to the satisfaction of certain conditions on the date of advance.

     Amounts outstanding under the New Credit Facility will bear interest at a rate based, at the Company's option, upon (i) the greater of Fleet's prime rate and 0.50% over the federal funds rate, plus 1.0% through the first day of the Company's 1998 fiscal year and thereafter plus a percentage between 0.25% and 1.0% depending on the Company's debt to EBITDA ratio ("Prime Rate Advances") or
(ii) the Eurodollar Rate, plus 2.25% through the first day of the Company's 1998 fiscal year and thereafter plus a percentage between 1.50% and 2.25% depending on the Company's debt to EBITDA ratio, except that advances under the swing line facility may only be Prime Rate Advances. As of December 31, 1996, the interest rate on the New Term Loan was 7.89% and the interest rate on the outstanding balance under the New Revolving Credit Facility was 7.85%.


     The New Credit Facility contains a number of financial, affirmative and negative covenants that regulate the Company's operations. Financial covenants require the Company to maintain: (i) a minimum consolidated net worth of $58.0 million, plus 75% of consolidated net income for the period after November 2, 1996; (ii) minimum consolidated EBITDA for the four most recently completed fiscal quarters increasing from $20.9 million for the first quarter of fiscal 1997 to $37.5 million for the fourth quarter of fiscal 2001; (iii) a minimum ratio of consolidated EBITDA to cash interest payable on consolidated debt for the four most recently completed fiscal quarters increasing from 1.55x for the first quarter of fiscal 1997 to 2.70x for the fourth quarter of fiscal 2001; and
(iv) a minimum ratio of consolidated debt to consolidated EBITDA for the four most recently completed fiscal quarters decreasing from 5.60x for the first quarter of fiscal 1997 to 2.80x for the fourth quarter of fiscal 2001. Negative covenants restrict, among other things, the incurrence of debt, the existence of liens, transactions with affiliates, loans, advances and investments by the Company, payment of dividends and other distributions to shareholders, dispositions of assets, mergers, consolidations and dissolutions, contingent liabilities and changes in business.

                     DESCRIPTION OF HOLDING PREFERRED STOCK


     The following statements are brief summaries of certain provisions relating to the shares of Series B 13% Senior Redeemable Exchangeable Pay-In-Kind Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Holding. The Preferred Stock will be issued concurrently with the closing of the offering of the Senior Notes, in exchange for the shares of Series A 13% Senior Redeemable Exchangeable Pay-In-Kind Preferred Stock, par value $.01 per share, of Holding issued in December 1996. The following statements are qualified in their entirety by the provisions of Holding's Certificate of Incorporation and the Restated Certificate of Designation of Series B 13% Senior Redeemable Exchangeable Pay-In-Kind of Holding (the "Certificate of Designation") to be filed with the secretary of state of Delaware prior to the closing of the offering of the Senior Notes, which includes the resolutions of the Board of Directors of Holding creating the Preferred Stock.


DIVIDEND RIGHTS

     Holders of Preferred Stock are entitled to receive, but only when and as declared by the Board of Directors of Holding out of funds legally available therefor, cumulative dividends at the annual rate of $130.00 per share, payable semiannually on the last day of May and November in each year, commencing May 31, 1997 (a "Dividend Reference Date"). Dividends are cumulative, accrue on a daily basis, are calculated from the date of issue of the Preferred Stock and are payable to holders of record on such record dates as are fixed by the Board of Directors of Holding. Dividends payable for any period less than a full semiannual period will be computed on the basis of a 365-day year and the actual number of days elapsed.


     Dividends are payable in cash, except as follows:



          (a) If any dividend payable on any Dividend Reference Date occurring on or before May 31, 2002 is not declared and paid in full in cash on such Dividend Reference Date, the amount payable as a dividend on such Dividend Reference Date that is not paid in cash shall, subject to the terms of any Parity Securities or Senior Securities (each defined below), be declared and paid in additional shares of Preferred Stock, with such additional shares of Preferred Stock being valued at $1,000 per share for such purpose.



          (b) If any dividend payable on any Dividend Reference Date occurring after May 31, 2002 is not declared and paid in full in cash on such Dividend Reference Date, then, subject to the terms of any Parity Securities or Senior Securities, the Board of Directors of Holding shall declare and Holding shall pay on such Dividend Reference Date a dividend in additional shares of Preferred Stock, with such additional shares of Preferred Stock being valued at $1,000 per share for such purpose, in an amount equal to the lesser of (i) the amount payable as a dividend on such Dividend Reference Date that is not paid in cash on such Dividend Reference Date and (ii) the remainder of (x) the amount payable as a dividend on such Dividend Reference Date minus (y) the amount of Cash Per Share Available for Dividends, as determined by the Corporation as of a date within ten business days of such Dividend Reference Date.



     For purposes of the Certificate of Designation:



     "Cash Per Share Available for Dividends" means, as of any date, the quotient of (i) the sum of (A) the aggregate amount of cash and cash equivalents held by Holding as of such date, plus (B) the lesser of (I) the aggregate amount of cash and cash equivalents held by the Company as of such date and (II) the maximum amount that the Company could, if it declared and paid a cash dividend on its common stock on such date, declare and pay without being in violation of or default under (with or without the lapse of time or the giving of notice, or both) any applicable law or any note, debenture, indenture or other agreement or instrument governing indebtedness for borrowed money of the Company minus (C) a reasonable reserve determined by the Board of Directors of Holding in the good faith exercise of its business judgment, divided by (ii) the aggregate number of shares of Preferred Stock outstanding as of such date.



     "Equity Interests" means capital stock and all warrants, options or other rights to acquire capital stock (but excluding any debt security that is convertible into, or exchangeable for, capital stock).



     "Junior Security" means any shares of the voting common and the non-voting common stock of Holding and any other class or series of stock of Holding which, by the terms of Holding's Restated Certificate of

Incorporation or of the instrument by which the Board of Directors, acting pursuant to authority granted in Holding's Restated Certificate of Incorporation, shall fix the relative rights, preferences and limitations thereof, shall be junior to the Preferred Stock in respect of the right to receive dividends or to participate in any distribution of assets (including but not limited to any distribution of assets in connection with the liquidation of Holding) other than by way of dividends.



     "Parity Security" means any shares of any class or series of stock of Holding which, by the terms of Holding's Restated Certificate of Incorporation or of the instrument by which the Board of Directors, acting pursuant to authority granted in Holding's Restated Certificate of Incorporation, shall fix the relative rights, preferences and limitations thereof, shall be on a parity with the Preferred Stock in respect of the right to receive dividends and to participate in any distribution of assets (including but not limited to any distribution of assets in connection with the liquidation of Holding) other than by way of dividends.



     "Senior Security" means shares of any class or series of stock of Holding which, by the terms of Holding's Restated Certificate of Incorporation or of the instrument by which the Board of Directors, acting pursuant to authority granted in Holding's Restated Certificate of Incorporation, shall fix the relative rights, preferences and limitations thereof, shall be senior to the Preferred Stock in respect of the right to receive dividends or to participate in any distribution of assets (including but not limited to any distribution of assets in connection with the liquidation of Holding) other than by way of dividends.



     No dividend (payable other than in shares of Junior Securities) whatsoever shall be paid upon, or moneys or other property of Holding set apart for payment of any dividend upon, any Junior Security nor shall any Junior Security be redeemed or purchased by Holding or any subsidiary thereof (except by conversion into or exchange for Junior Securities) nor shall any moneys or other property be paid to or made available for a sinking fund for any such redemption or purchase of any Junior Security, unless, in each such instance, all of the following conditions are met: (i) all dividends on all outstanding shares of Preferred Stock accrued through the most recent Dividend Reference Date shall have been paid or declared and sufficient moneys (or, to the extent required by the Certificate of Designation, shares of Preferred Stock) set aside for payment thereof; (ii) all dividends on all outstanding shares of Preferred Stock accrued through the most recent Dividend Reference Date from the Dividend Reference Date immediately preceding such most recent Dividend Reference Date shall have been paid in cash or declared and sufficient moneys set aside for payment thereof; and (iii) all shares of Preferred Stock issued by Holding after May 31, 2002 as payment-in-kind dividends shall have been redeemed. The foregoing provisions shall not prohibit (i) the payment of any dividend within sixty (60) days after the date of declaration thereof, if at the date of such declaration such payment would have complied with the provisions of the Certificate of Designation, or
(ii) the repurchase, redemption or other retirement for value of any Equity Interests of Holding held by any member of the management, employees or consultants of Holding or any subsidiary of Holding pursuant to any management, employee or consultant equity subscription agreement or stock option agreement or the Stockholders Agreement dated as of December 23, 1996, among Holding and its stockholders named therein; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period and no Voting Rights Triggering Event (defined below) shall have occurred and be continuing immediately after such transaction; provided, further, that the immediately foregoing proviso shall not restrict the right or the obligation of Holding pursuant to said Stockholders Agreement, to repurchase, redeem, acquire or retire Equity Interests by delivery of a subordinated promissory note or notes in accordance with the provisions of said Stockholders Agreement.



     So long as any share of Preferred Stock remains outstanding, no full dividend (payable other than in shares of Junior Securities) shall be paid upon, or moneys or other property of Holding set apart for payment of any full dividend upon, any Parity Securities, unless all dividends on all outstanding shares of Preferred Stock accrued through the most recent Dividend Reference Date shall have been paid or declared and sufficient moneys (or, to the extent required by the Certificate of Designation, shares of Preferred Stock) set aside for payment thereof. If all such dividends are not so paid, the Preferred Stock shall share dividends pro rata with such Parity Securities.

     Substantially all of Holding's operations are conducted through the Company. The ability of Holding to pay cash dividends on the Preferred Stock will be dependent upon the payment to it of dividends, interest or other charges by the Company. The Company's right to make such payments is restricted by the New Credit Agreement and the Indenture.


LIQUIDATION PREFERENCE

     Upon any liquidation, dissolution or winding up of Holding, whether voluntary or involuntary, the holders of Preferred Stock will be entitled to be paid out of the assets of Holding available for distribution to stockholders, before any distribution or payment is made upon any Junior Securities, an amount in cash equal to the sum of $1,000 per share of Preferred Stock plus all accrued and unpaid dividends thereon (the "Liquidation Value"). After such payment, the holders of Preferred Stock will not be entitled to any further payment or claim to any of the remaining assets of Holding. If, upon any liquidation, dissolution or winding up of Holding, the assets of Holding to be distributed among holders of Preferred Stock are insufficient to permit payment to holders of the aggregate Liquidation Value to which they are entitled, then the assets of Holding to be distributed to such holders will be distributed ratably among such holders. Neither the consolidation or merger of Holding into or with any other person or entity, nor the sale or transfer by Holding of all or any part of its assets, nor the reduction of the capital stock of Holding, will be deemed to be a liquidation, dissolution or winding up of Holding.

REDEMPTION

     Holding has the following redemption rights and obligations with respect to the Preferred Stock:


     Optional Redemptions by Holding. At any time within six (6) months after a Change of Control or a Qualified Public Offering (each as defined below), Holding may, at its election, redeem all or any part of the outstanding shares of Preferred Stock, out of funds legally available therefor, at the Liquidation Value. For purposes of the Certificate of Designation:



     "Change of Control" shall mean the occurrence of any of the following:



          (i) The sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Holding or the Company to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the JWC Holders or their affiliates, except to the extent otherwise permitted under clause (vi) of this definition;



          (ii) The adoption of a plan relating to the liquidation or dissolution of Holding or the Company;



          (iii) The consummation of any transaction (including but not limited to any merger or consolidation, (A) prior to the initial underwritten public offering of the common stock of Holding pursuant to an effective registration statement under the Securities Act (the "IPO") the result of which is that the JWC Holders and their Related Parties become the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition) of less than 50% of the Voting Stock of Holding (measured by voting power rather than number of shares) or (B) after the IPO, any person (as defined above), other than the JWC Holders and their Related Parties, becomes the beneficial owner (as defined above), directly or indirectly, of 35% or more of the Voting Stock of Holding and such person is or becomes, directly or indirectly, the beneficial owner of a greater percentage of the voting power of the Voting Stock of Holding, calculated on a fully diluted basis, than the percentage beneficially owned by the JWC Holders and their Related Parties;



          (iv) The first day on which a majority of the members of the Board of Directors of Holding are not Continuing Directors;

          (v) The first day on which Holding shall own, directly or indirectly, less than all of the issued and outstanding capital stock of the Company or of the surviving or transferee Person of the Company in a transaction permitted under clause (vi) of this definition; or



          (vi) Holding or the Company consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, Holding or the Company, as the case may be, in any such event pursuant to a transaction in which
     (A) any of the outstanding Voting Stock of Holding is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Holding outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) or (B) any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property (other than payments of or other right to receive cash in respect of fractional shares of such Voting Stock), other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person all of which is owned, directly or indirectly, by Holding (immediately after giving effect to such issuance).



     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Holding who (i) was a member of such Board of Directors on the date of adoption of the Certificate of Designation by the Board of Directors of Holding or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.


     "JWC Holders" means the JWC Holders as defined in the Stockholders Agreement, dated as of December 23, 1996, among Holding and the stockholders of Holding named therein. The Principals are included among the JWC Holders.


     "Person" means any individual, partnership, corporation, limited liability corporation, trust, estate, joint venture, association, unincorporated organization, government or any department or agency thereof, or other entity.



     "Qualified Public Offering" means one or more public sales of any capital stock of Holding pursuant to one or more registration statements (other than on Form S-4 or S-8 or any other similar limited purpose form), that have become effective under the Securities Act, yielding at least $10.0 million in aggregate gross proceeds.



     "Related Party" with respect to any JWC Holder means (i) any controlling stockholder or 80% (or more) owned subsidiary of such JWC Holder or (ii) trust, corporation, partnership or other entity, the beneficiaries, stockholders, partner, owners or Persons beneficially holding an 80% or more controlling interest of which consist of JWC Holders and/or such other Persons referred to in the immediately preceding clause (i).



     "Voting Stock" means, with respect to any Person, the capital stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.



     At any time and from time to time Holding may, at its election, redeem all or any part of the outstanding shares of Preferred Stock issued by the Holding as payment-in-kind dividends after May 31, 2002, out of funds legally available therefor, at the Liquidation Value.



     Redemption on Demand by Holder. Within ten business days after a Change of Control, Holding shall, unless Holding shall have theretofore given notice of the optional redemption by Holding of all of the outstanding shares of Preferred Stock, give written notice to the holders of the Preferred Stock of the demand redemption rights described in this paragraph. In addition, within ten business days after each Dividend Reference Date occurring at least six months after such Change of Control, Holding shall give written notice to the holders of Preferred Stock of such demand redemption rights. Upon receipt of any such notice, each holder of shares of Preferred Stock may require Holding to redeem, at the Liquidation Value plus an amount equal to one percent (1%) of such Liquidation Value at the time of redemption, up to the lesser of (i) all of the shares of Preferred Stock held by such holder and (ii) such number of shares of Preferred Stock held of record by such holder as shall equal the product of (x) all of the shares of Preferred Stock in respect of which such holder shall have exercised his demand redemption right multiplied by (y) a ratio, the numerator of which shall be equal to the Cash Available for Redemption and the denominator of which shall be equal to the aggregate of the Liquidation Value plus an amount equal to one percent (1%) of the Liquidation Value at the time of redemption for all of the shares of Preferred Stock in respect of which holders of Preferred Stock shall have exercised their demand redemption rights. Holding will not be required to pay the redemption price due in connection with the redemption of any Preferred Stock as described in this paragraph until ten business days after the redemption of all of the Senior Notes required to be redeemed by the Company in connection with such Change of Control. The right of a holder of shares of Preferred Stock to require Holding to redeem, out of Cash Available for Redemption, any or all of such shares (and any shares of Preferred Stock thereafter issued as payment-in-kind dividends thereon) following a Change of Control or any Dividend Reference Date occurring at least six months after such Change of Control will terminate to the extent that such holder fails to exercise his demand redemption right in respect of such shares within the applicable exercise period following any date on which Holding gives notice of such demand redemption rights.



     For purposes of the Certificate of Designation, "Cash Available for Redemption" means, as of any date, the sum of



          (i) the aggregate amount of cash and cash equivalents held by Holding as of such date, plus



          (ii) the lesser of



             (A) the sum of (I) the aggregate amount of cash and cash equivalents held by the Company as of such date plus (II) the maximum undrawn amount available as of such date under (x) the New Credit Facility, as amended and in effect from time to time, or (III) any credit or loan agreements, as amended and in effect from time to time, hereafter executed in connection with any refinancing or replacement of the New Credit Facility, and



             (B) the maximum amount that the Company could, if it declared and paid a cash dividend on its common stock on such date, declare and pay without being in violation of or default under (with or without the lapse of time or the giving of notice, or both) any applicable law or any note, debenture, indenture or other agreement or instrument governing indebtedness for borrowed money of the Company, minus



          (iii) a reasonable reserve determined by the Board of Directors of Holding in the good faith exercise of its business judgment.


     Mandatory Redemption. On May 31, 2009, Holding shall redeem, at the Liquidation Value, all of the outstanding shares of Preferred Stock.

     If the funds of Holding legally available for redemption of Preferred Stock on any redemption date are insufficient to redeem the total number of shares of Preferred Stock to be redeemed on such date, those funds which are legally available shall be used to redeem the maximum possible number of shares of Preferred Stock ratably among the holders of the Preferred Stock to be redeemed. At any time thereafter, when additional funds of the Holding are legally available for the redemption of Preferred Stock, such funds shall immediately be used to redeem, without interest, the balance of the Preferred Stock which Holding has become obligated to redeem on any redemption date but which it has not redeemed.


     Substantially all of Holding's operations are conducted through the Company. The ability of Holding to pay the redemption price due on the redemption of any of the Preferred Stock will be dependent upon the payment to it of dividends, interest or other charges by the Company. The Company's right to make such payments is restricted by the New Credit Facility and the Indenture.

VOTING RIGHTS

     The outstanding shares of Preferred Stock have no voting rights except as required by law and as follows:


          (a) The affirmative vote of the holders of record of at least two thirds (2/3) of the outstanding shares of Preferred Stock, voting together as a separate class, is required (i) to change (A) the rate or time of payment of any dividends on, or (B) the time or amount of any redemption of, or (C) the amount of any payments upon liquidation of Holding with respect to, or (D) the priorities afforded by the provisions of the Certificate of Designation for the benefit of shares of Preferred Stock or
     (ii) to amend the redemption rights of the holders of the Preferred Stock described above under the heading "Mandatory Redemption" or (iii) to amend the voting rights of the holders of the Preferred Stock.


          (b) The affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, is required to: (i) increase the number of authorized shares of Preferred Stock or (ii) authorize or issue any additional shares of Preferred Stock (other than as dividends on outstanding shares of Preferred Stock to the extent permitted under the Certificate of Designation) or (iii) issue any shares of capital stock of Holding of any class, or any security or obligations convertible into any capital stock of Holding of any class, in each case ranking on a parity with or prior to the Preferred Stock as to distribution of assets in liquidation or in right of payment of dividends (other than shares of Preferred Stock issued as dividends on outstanding shares of Preferred Stock to the extent permitted under the Certificate of Designation or in connection with the exchange, for shares of Preferred Stock, of any Exchange Notes (as defined below) issued by Holding).


          (c) In the event that (I) dividends (either in cash or through the issuance of additional shares of Preferred Stock to the extent permitted or required under the Certificate of Designation) on the Preferred Stock are in arrears and unpaid with respect to three (3) or more Dividend Reference Dates (whether or not consecutive) (a "Dividend Default") or (II) Holding fails to redeem all of the then outstanding shares of Preferred Stock on May 31, 2009 or otherwise fails to discharge any redemption obligation with respect to the Preferred Stock, then the maximum authorized number of directors of Holding will be increased by one (1) and holders of Preferred Stock shall be entitled to vote their shares of Preferred Stock, together with the holders of any Parity Securities upon which like voting rights have been conferred and are exercisable, to elect, as a class, an additional one (1) director. Each such event described in clauses (I) and
     (II) is herein referred to as a "Voting Rights Triggering Event." So long as shares of Preferred Stock shall be outstanding, the holders of Preferred Stock shall retain the right to vote and elect, with the holders of any such Parity Securities, voting together as a single class, such director until such time as (A) in the event such right arises due to a Dividend Default, all accumulated dividends that are in arrears on the Preferred Stock are paid in full in cash or, with respect to any Dividend Reference Date occurring on or before May 31, 2002, through the issuance of additional shares of Preferred Stock; and (B) in all other cases, the failure, breach or default giving rise to such Voting Rights Triggering Event is remedied or waived by the holders of at least a majority of the shares of Preferred Stock then outstanding and entitled to vote thereon. Such period is herein referred to as a "Default Period." Immediately upon the expiration of a Default Period, the right of the holders of Preferred Stock to elect one director shall cease, the term of office of the director elected by the holders of Preferred Stock and such Parity Securities as a class shall terminate, and the number of directors shall be such number as may be provided for in the Certificate of Incorporation, as amended, or By-Laws of Holding.



EXCHANGE NOTES


     Exchange Provisions. Holding may, at its election, exchange all but not less than all of the outstanding shares of Preferred Stock for 13% Exchangeable Subordinated Pay-In-Kind Notes due May 31, 2009 of Holding (the "Exchange Notes") having the general terms described below. Upon the exchange of the Preferred Stock for the Exchange Notes, each holder of Preferred Stock will be entitled to receive, per share of Preferred Stock so exchanged, a principal amount of Exchange Notes equal to the Liquidation Value of such share as of the date of such exchange. Upon such exchange, dividends on the shares of Preferred Stock so exchanged shall cease to accrue, such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of Holding with respect to shares so exchanged (except the right to receive from Holding the Exchange Notes in the aggregate original principal amount to which such holder is entitled upon such exchange) shall cease.


     General. The Exchange Notes will be issued only if and when Holding elects to require the exchange of the Preferred Stock for the Exchange Notes. The Exchange Notes will be subordinated unsecured obligations of Holding. The Exchange Notes will not be obligations of the Company and, accordingly, the rights of the holders of the Exchange Notes will be effectively subordinated to rights of the holders of the Senior Notes, except to the extent that Holding may itself be a creditor with claims against the Company. The maximum aggregate original principal amount of the Exchange Notes will be limited to the sum of
(i) the aggregate original principal amount of the Exchange Notes originally issued in exchange for shares of the Preferred Stock of CT Holding, Inc. and
(ii) the aggregate original principal amount of Exchange Notes permitted or required to be issued, in lieu of cash interest payments on the Exchange Notes, in payment of interest payable on the Exchange Notes on any interest payment date.



     The Exchange Notes will bear interest from their date of issuance at the rate of 13% per annum, which will be due and payable on the last day of each May and November after the Exchange Notes are issued. Interest on the Exchange Notes will accrue from the most recent date on which interest has been paid, or if no interest has been paid, from the original issuance of the Exchange Notes. Interest is payable in cash, except that Holding may elect to pay interest payable on any interest payment date occurring (i) on or before May 31, 2002 by issuing and delivering, in lieu of any or all cash interest payments due, additional Exchange Notes having an aggregate original principal amount equal to the accrued and unpaid interest on the Exchange Notes not paid in cash or (ii) before May 31, 2009 by issuing and delivering, in lieu of a portion of cash interest payments due, additional Exchange Notes having an aggregate original principal amount equal to up to the remainder of all accrued and unpaid interest on the Exchange Notes minus Cash Available for Interest Payments. The Exchange Notes will mature on May 31, 2009.



     For purposes of the Exchange Notes, "Cash Available for Interest Payments" means, as of any date, the sum of (i) the aggregate amount of cash and cash equivalents held by Holding as of such date, plus (ii) the lesser of (A) the aggregate amount of cash and cash equivalents held by the Company as of such date and (B) the maximum amount that the Company could, if it declared and paid a cash dividend on its common stock on such date, declare and pay without being in violation of or default under (with or without the lapse of time or the giving of notice, or both) any applicable law or any note, debenture, indenture or other agreement or instrument governing indebtedness for borrowed money of the Company, minus (iii) a reasonable reserve determined by the Board of Directors of Holding in the good faith exercise or its business judgement.



     Holding's operations are conducted through the Company. The rights of Holding and its creditors, including the holders of Exchange Notes, to participate in the assets of the Company upon any liquidation or reorganization of the Company or otherwise will be subject to the prior claims of creditors or the Company (including, among other, holders of the Senior Notes), except to the extent that Holding may itself be a creditor with claims against the Company. The ability of Holding to pay principal and cash interest payments on the Exchange Notes will be dependent upon the payment to it of dividends, interest or other charges by the Company. The Company's right to make such payments is restricted by the New Credit Facility and the Indenture.


     Redemption. Holding has the following redemption rights and obligations with respect to the Exchange Notes:


          (a) At any time within six months after a Change of Control or a Qualified Public Offering, Holding may redeem all or any part of the outstanding principal amount of the Exchange Notes, without premium, but together with accrued and unpaid interest thereon.



          (b) Within ten business days after a Change of Control, Holding shall, unless Holding shall have theretofore given notice of the optional redemption by Holding of all of the Exchange Notes, give written notice to the holders of the Exchange Notes of the demand redemption rights described in this paragraph. In addition, within ten business days after each interest payment date occurring at least six months after such Change of Control, Holding shall give written notice to the holders of the Exchange Notes of such redemption rights. Upon receipt of any such notice, each holder of Exchange Notes may require Holding to redeem, at a redemption price equal to the outstanding principal amount of such Exchange Notes, together with a premium thereon in an amount equal to one percent (1%) of the principal amount to be redeemed, and all accrued and unpaid interest on such principal amount, up to the lesser of (i) all of the Exchange Notes held by such holder and (ii) such aggregate amount of the Exchange Notes held of record by such holder as shall equal the product of
     (A) the Cash Available for Redemption multiplied by (B) a ratio, the numerator of which shall be equal to the redemption price of all of the Exchange Notes in respect of which such holder shall have exercised his demand redemption right and the denominator of which shall be equal to the aggregate redemption price for all of the Exchange Notes in respect of which the holders thereof shall have exercised their demand redemption right. Holding will not be obligated to pay the redemption price due in connection with the redemption of any Exchange Notes as described in this paragraph (b) until ten business days after the redemption of all of the Senior Notes required to be redeemed by the Company in connection with such Change of Control. The right of a holder of Exchange Notes to require Holding to redeem, out of Cash Available for Redemption, any or all of such Exchange Notes following a Change of Control or any interest payment date occurring at least six months after such Change of Control will terminate to the extent that such holder fails to exercise his demand redemption right in respect of such Exchange Notes within the applicable exercise period following any date on which Holding gives notice of such demand redemption rights.



          (c) On the fifth anniversary of the exchange of the Preferred Stock for Exchange Notes, Holding shall redeem in cash, at a redemption price equal to the outstanding principal amount of such Exchange Notes plus all accrued and unpaid interest on such Exchange Notes, all of the Exchange Notes issued as payment-in-kind interest payments on any of the Exchange Notes prior to such fifth anniversary of such exchange.


     Subordination and Standstill Provisions. The payment of the principal, premium, if any, and interest on the Exchange Notes is subordinated in right of payment to the prior payment in full of all Senior Debt (as defined below) of Holding, whether outstanding on the date of issuance of the Exchange Notes or thereafter created, incurred, assumed or guaranteed. Upon any distribution to creditors of Holding in a liquidation, dissolution or winding up of Holding or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Holding or its property, the holders of Senior Debt will be entitled to receive payment in full before the Exchange Noteholders are entitled to receive any payment. If any such distribution is made to the Exchange Noteholders before all Senior Debt has been paid in full or provision has been made for such payment, such distribution must be paid over to the holders of the Senior Debt. No such subordination will prevent the occurrence of an Event of Default (as defined below).


     During the continuance of (i) any default in the payment of the principal, premium, if any, or interest on Senior Debt in an aggregate principal amount of at least $5.0 million, including principal or interest which has become due by reason of acceleration, or (ii) any other default, in respect of which Holding shall have been notified in writing by the holder of such Senior Debt or any trustee therefor, with respect to Senior Debt in an aggregate principal amount of at least $5.0 million permitting the holders thereof to accelerate the maturity thereof, no payment may be made on the Exchange Notes (other than payments of interest made by Holding by issuing additional Exchange Notes in lieu of cash interest payments), and payments may thereafter be resumed only if both such default or any subsequent default shall have been cured or waived or shall cease to exist; provided that, in the event that a Senior Debt default (other than any such Senior Debt default of a nature described in clause (i) of this paragraph) shall have occurred and be continuing, the restrictions set forth in this paragraph shall, unless all of the Senior Debt in respect of which such Senior Debt default shall have occurred and be continuing shall have been declared due and payable under any acceleration provision applicable thereto and such declaration shall not have been waived, rescinded or annulled, cease to apply upon the earliest of (A) two hundred seventy (270) days after the occurrence of such Senior Debt default or (B) the date on which all Senior Debt defaults under such Senior Debt shall have been cured or waived; provided, further, that the restrictions set forth in this paragraph on payments with respect to the Exchange Notes in the event that a Senior Debt default (other than any such Senior Debt default of a nature described in clause (i) of this paragraph) may be invoked no more than one (1) time in any three hundred sixty-five (365) day period, unless all of the Senior Debt in respect of which such Senior Debt default shall have occurred and be continuing shall have been declared due and payable under any acceleration provision applicable thereto and such declaration shall not have been waived, rescinded or annulled. If any such payment is made to the Exchange Noteholders before all Senior Debt has been paid in full or provision has been made for such payment, such payment must be paid over to the holders of the Senior Debt.


     Holders of the Exchange Notes may not take any action to accelerate the maturity of the indebtedness evidenced by the Exchange Notes unless all Senior Debt shall have been paid in full or all Senior Debt shall theretofore have become due and payable.

     Holders of the Exchange Notes may not commence any action or proceeding against Holding to recover all or any part of any indebtedness evidenced by the Exchange Notes or bring or join with any creditor in bringing, unless the holders of the Senior Debt then outstanding shall join therein, any proceeding against Holding under any bankruptcy, reorganization, insolvency or similar law or statute unless and until all Senior Debt shall be paid in full.

     For purposes of the Exchange Notes, "Senior Debt" means

          (a) All obligations and liabilities of Holding (other than indebtedness represented by the Exchange Notes), direct or indirect, as to principal, interest, premium or otherwise, initially incurred or issued to institutional investors, whether outstanding on the date hereof or hereafter created or incurred, and whether at any time assigned or otherwise transferred to any other institutional investor or any other person, including but not limited to (i) all obligations and liabilities in respect of money borrowed or purchase money indebtedness by or of Holding,
     (ii) all guarantees and endorsements (other than for collection or deposit in the ordinary course of business) of any such obligations and liabilities of others, such as but not limited to guarantees of any such obligation or liability of a subsidiary of Holding, (iii) all obligations and liabilities secured by any mortgage, lien, pledge, security interest or other encumbrance in respect of property, whether incurred in connection with money borrowed or the acquisition of property, (iv) all obligations and liabilities in respect of any lease of property, and (v) reimbursement obligations with respect to letters of credit and interest rate protection agreements;

          (b) All obligations and liabilities of Holding (other than indebtedness represented by the Exchange Notes), direct or indirect, as to principal, interest, premium or otherwise with respect to any obligation, note, or debenture offered by Holding for sale to the public in an offer structured so as to comply with applicable rules and regulations for a public offering in the jurisdiction or jurisdictions in which such obligation, note or debenture is offered, whether outstanding on the date hereof or hereafter created or incurred, which are not expressly made pari passu or subordinate to the Exchange Notes;

          (c) All obligations and liabilities of Holding (other than indebtedness represented by the Exchange Notes) to which the Exchange Notes shall be expressly subordinated in writing by the holders of not less than a majority in aggregate principal amount of the Exchange Notes then outstanding;

          (d) All other obligations and liabilities of Holding (other than indebtedness represented by the Exchange Notes); and

          (e) All renewals, extensions, modifications and refundings of any such obligation or liability;

unless in the case of either (a), (b), (c), (d) or (e), the terms of the agreement or instrument creating the obligation or liability provide that it is not senior to the Exchange Notes.


     Events of Default and Remedies. Subject to the subordination and standstill provisions described above under the heading "Subordination and Standstill Provisions": (i) upon the occurrence and continuation of any Event of Default (as defined below), then (a) in the case of any Event of Default specified in clause (a) of the definition of "Event of Default," each holder of Exchange Note, and (b) in the case of any other Event of Default, the holder or holders of record of at least twenty-five percent (25%) in aggregate principal amount of the Exchange Notes then outstanding, may proceed to protect and enforce his or their rights, as the case may be, by suit in equity, action at law and/or other appropriate proceeding either for specific performance of any covenant or condition, or in aid of the exercise of any power granted in the Exchange Notes, and may by notice in writing to Holding declare all or any part of the unpaid balance of the Exchange Notes held by him to be forthwith due and payable, and the holder may proceed to enforce payment of such balance or part thereof in such manner as he may elect; and (ii) Holding shall pay to the holder, upon demand, the reasonable costs and expenses (including reasonable attorneys fees and expenses) incurred by the holder in connection with the enforcement of his rights and remedies arising upon the occurrence and continuance of an Event of Default.


     Anything in the Exchange Notes to the contrary notwithstanding, in the event that an Event of Default shall occur and continue to exist by reason of Holding's failure to redeem any Exchange Notes pursuant to the provisions described above in paragraph (c) under the heading "-- Redemption," the remedy at law or in equity of any holder or holders of the Exchange Notes shall be limited, subject nonetheless to the subordination and standstill provisions described above under the heading "Subordination and Standstill Provisions," to the right to seek specific performance of such obligation of Holding to and only to the extent that Holding shall have had Cash Available for Interest Payments at such fifth anniversary of such exchange, which remedy shall be the sole and exclusive remedy at law or in equity of any such holder or holders in respect of any such Event of Default.


     For purposes of the Exchange Notes, "Event of Default" means the occurrence and continuance of any of the following events:

          (a) Holding shall have failed, for a period of thirty days after written notice thereof, to make any principal, interest, fee or other payment on any of the indebtedness evidenced by the Exchange Notes (notwithstanding that such payment shall have been suspended pursuant to the subordination provisions hereof); or

          (b) Holding shall have failed duly to observe or perform in any material respect any other covenant, agreement or provision contained in the Exchange Notes other than those referred to in subdivision (a) above, and such failure shall have continued for a period of thirty days after written notice thereof; or


          (c) Any customary bankruptcy-type event with respect to Holding shall have occurred and be continuing.

                                  UNDERWRITING

     Upon the terms and subject to the conditions of the Underwriting Agreement (the "Underwriting Agreement") to be entered into between the Company and NationsBanc Capital Markets, Inc. ("NCMI" or the "Underwriter"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter all of the Senior Notes offered hereby.

     In the Underwriting Agreement, the Underwriter will agree, subject to certain conditions, to purchase all of the Senior Notes, if any are purchased by the Underwriter.

     The Company has been advised by the Underwriter that it proposes to offer the Senior Notes to the public initially at the price set forth on the cover page of this Prospectus, to certain securities dealers (who may include the
Underwriter) at such price less a concession not in excess of   % of the amount
per Senior Note and that the Underwriter and such dealers may reallow a discount
not in excess of   % of the amount per Note to other dealers, including the
Underwriter. After the closing of the public offering, the public offering price, the concession and the discount to other dealers may be changed by the Underwriter.

     There is no currently existing trading market for the Senior Notes, and although the Underwriter has advised the Company that it currently intends to make a market in the Senior Notes, it is not obligated to do so and any such market making may be discontinued at any time, without notice, in the sole discretion of the Underwriter. Accordingly, there can be no assurance as to the development or liquidity of any market that may develop for the Senior Notes. The Underwriter has informed the Company that it does not expect to confirm sales of Notes offered hereby to any accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriter may be required to make in respect thereof.


     In accordance with Rule 2720 of the Conduct Rules (the "Conduct Rules") of the National Association of Securities Dealers, Inc. ("NASD"), no member of the NASD participating in the Offering will execute a transaction in the Senior Notes in an account over which it exercises discretion without the prior specific written approval of the customer.


     NationsBridge, L.L.C., an affiliate of NCMI, has provided a commitment to provide the Company interim financing to finance the Acquisition and will receive customary fees (and reimbursement of expenses) in connection therewith. NationsBank is the agent and lender under the Margin Loan Facility and is a lender under the New Credit Facility and will receive customary fees (and reimbursement of expenses) in connection therewith.


     The Offering is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules because a substantial portion of the proceeds from the Offering will be applied to redeem the Margin Loan Facility, which is held by NationsBank, an affiliate of the Underwriter. Under Rule 2710(c)(8) of the Conduct Rules, if more than 10% of the net proceeds from the sale of securities, not including underwriting compensation, is paid to any underwriter of such securities or its affiliates, the minimum yield at which such securities are to be distributed to the public must be established by a "qualified independent underwriter," as defined in Rule 2720(b)(15) of the Conduct Rules, who must participate in the preparation of the registration statement and the prospectus and who must exercise the usual standards of due diligence with respect thereto. In accordance with such requirements, Piper Jaffray Inc. has agreed to act as the qualified independent underwriter in connection with the Offering, has participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part and has exercised the usual standard of due diligence with respect thereto. For acting as qualified independent underwriter, Piper Jaffray Inc. will receive aggregate fees of $100,000 and will be reimbursed for certain other expenses, all of which will be paid by the Company. The Company and a special committee of the Board of Directors of the Company also retained Piper Jaffray Inc. to issue an opinion with respect to the fairness from a financial point of view of the Merger Consideration paid in the Merger to holders of common stock pursuant to the Merger Agreement, for which Piper Jaffray Inc. will receive customary fees. In addition, the Company has agreed to indemnify Piper Jaffray Inc. against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters related to the Senior Notes offered hereby are being passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts. Certain matters will be passed upon for the Underwriter by Latham & Watkins, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company for each of the three years in the period ended November 2, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein. Such financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning the Company can be inspected and copied at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site (located at http://www.sec.gov) which contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the Commission. The Company's Common Stock is listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System. Consequently, reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc. ("NASD") at 1735 K Street, N.W., Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act, which Registration Statement and exhibits thereto may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees, and to which reference is hereby made.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP...........................................................  F-2
Consolidated Balance Sheets as of October 29, 1994, October 28, 1995 and November 2,
  1996................................................................................  F-3
Consolidated Statements of Income for fiscal years ended October 29, 1994, October 28,
  1995 and November 2, 1996...........................................................  F-4
Consolidated Statements of Changes in Stockholders' Equity for fiscal years ended
  October 29, 1994, October 28, 1995 and November 2, 1996.............................  F-5
Consolidated Statements of Cash Flows for fiscal years ended October 29, 1994, October
  28, 1995 and November 2, 1996.......................................................  F-6
Notes to Consolidated Financial Statements............................................  F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Central Tractor Farm & Country, Inc.

     We have audited the accompanying consolidated balance sheets of Central Tractor Farm & Country, Inc. as of October 29, 1994, October 28, 1995 and November 2, 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Tractor Farm & Country, Inc. at October 29, 1994, October 28, 1995 and November 2, 1996, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                         /s/ ERNST & YOUNG LLP


Des Moines, Iowa
December 6, 1996

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                             OCTOBER 29,       OCTOBER 28,       NOVEMBER 2,
                                                                 1994              1995              1996
                                                             ------------      ------------      ------------
ASSETS
Current assets:
  Cash and cash equivalents...............................     $  2,582          $  3,094          $  3,809
  Receivable from sale of common stock (Note 6)...........        6,703                --                --
  Trade receivables, less allowances of $168 in 1994, $72
    in 1995 and $50 in 1996...............................        1,469               883               992
  Inventory...............................................       75,044            93,874           107,203
  Deferred income taxes (Note 7)..........................          172                --                --
  Other...................................................        1,511             1,383             2,368
  Net assets of discontinued operations (Note 10).........        8,113            13,520                --
                                                               --------          --------          --------
Total current assets......................................       95,594           112,754           114,372
Property, improvements and equipment:
  Leasehold improvements..................................        7,740             9,988            12,803
  Furniture and fixtures..................................       14,614            18,253            23,766
  Capitalized property rights (Note 5)....................        2,508             2,508             2,859
  Automobiles and trucks..................................          499               817             1,065
                                                               --------          --------          --------
                                                                 25,361            31,566            40,493
  Less allowances for depreciation and amortization.......       10,917            13,339            16,036
                                                               --------          --------          --------
                                                                 14,444            18,227            24,457
Goodwill, net of amortization of $3,490 in 1994, $4,014 in
  1995 and $4,592 in 1996.................................       17,454            16,930            19,018
Other intangible assets, net of amortization of $2,406 in
  1994, $2,527 in 1995 and $2,759 in 1996.................        1,630             1,406             1,016
Other assets..............................................          775               660               375
Noncurrent assets of discontinued operations..............        9,519                --                --
                                                               --------          --------          --------
Total assets..............................................     $139,416          $149,977          $159,238
                                                               ========          ========          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank line of credit (Note 3)............................     $    977          $  6,789          $  3,669
  Accounts payable........................................       37,557            39,150            41,081
  Accrued payroll and bonuses.............................        4,438             2,553             3,631
  Deferred income taxes (Note 7)..........................           --                --               913
  Accrued income taxes....................................          140               163                 4
  Other accrued expenses..................................        1,482             1,506             1,101
  Current portion of long-term debt and capital lease
    obligation............................................          558                97               170
                                                               --------          --------          --------
Total current liabilities.................................       45,152            50,258            50,569
Long-term debt (due to related party), less current
  portion (Notes 2 and 4).................................       16,017            16,000            16,000
Capital lease obligations, less current portion (Note
  5)......................................................          942               862             1,341
Deferred income taxes (Note 7)............................        1,570             1,580             1,265
                                                               --------          --------          --------
Total liabilities.........................................       63,681            68,700            69,175
Stockholders' equity (Notes 3 and 6):
  Preferred stock, $.01 par value: authorized
    shares -- 5,000,000; none issued or outstanding.......           --                --                --
  Common stock, $.01 par value: authorized
    shares -- 45,000,000; issued and outstanding
    shares -- 10,576,676 in 1994, 10,576,676 in 1995 and
    10,589,082 in 1996....................................          106               106               106
  Stock warrant outstanding...............................          665               665               665
  Additional paid-in capital..............................       69,667            69,667            69,709
  Retained earnings.......................................        5,297            10,839            19,583
                                                               --------          --------          --------
Total stockholders' equity................................       75,735            81,277            90,063
Commitments (Notes 5 and 8)...............................           --                --                --
                                                               --------          --------          --------
Total liabilities and stockholders' equity................     $139,416          $149,977          $159,238
                                                               ========          ========          ========

                            See accompanying notes.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        FISCAL YEAR ENDED
                                                           -------------------------------------------
                                                           OCTOBER 29,     OCTOBER 28,     NOVEMBER 2,
                                                              1994            1995            1996
                                                           -----------     -----------     -----------
Net sales................................................   $ 231,064       $ 251,703       $ 293,020
Cost of sales............................................     161,523         177,340         207,228
                                                             --------        --------        --------
Gross profit.............................................      69,541          74,363          85,792
Selling, general and administrative expenses, including
  amounts with related parties (Note 2)..................      54,548          58,294          68,197
Amortization of intangibles..............................         841             862             938
                                                             --------        --------        --------
Operating income.........................................      14,152          15,207          16,657
Interest expense, including amounts with related parties
  (Note 2)...............................................       4,774           1,302           1,663
                                                             --------        --------        --------
Income from continuing operations before income taxes and
  extraordinary item.....................................       9,378          13,905          14,994
Income taxes (Note 7)....................................       4,197           5,720           6,250
                                                             --------        --------        --------
Income from continuing operations before extraordinary
  item...................................................       5,181           8,185           8,744
Discontinued operations (Notes 7 and 10):
  Income (loss) from discontinued operations, net of
     income taxes (benefit) of $(340) in 1994 and $474 in
     1995................................................        (745)            812              --
  Loss on sale of Herschel Corporation, net of $665
     income tax benefit..................................          --          (3,455)             --
                                                             --------        --------        --------
Loss from discontinued operations........................        (745)         (2,643)             --
                                                             --------        --------        --------
Income before extraordinary item.........................       4,436           5,542           8,744
Extraordinary loss on early extinguishment of debt, net
  of income tax benefit of $2,073 (Note 6)...............       3,110              --              --
                                                             --------        --------        --------
Net income...............................................   $   1,326       $   5,542       $   8,744
                                                             ========        ========        ========
Per share (Note 1):
  Income from continuing operations before extraordinary
     item................................................   $    0.66       $    0.74       $    0.80
  Discontinued operations:
     Income (loss) from operations.......................       (0.10)           0.07              --
     Loss on sale........................................          --           (0.31)             --
                                                             --------        --------        --------
  Loss from discontinued operations......................       (0.10)          (0.24)             --
  Extraordinary loss.....................................       (0.40)             --              --
  Net income.............................................        0.17            0.50            0.80
Weighted average common and common equivalent shares
  outstanding (Note 1)...................................       7,791          11,019          10,986

                            See accompanying notes.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                      FISCAL YEARS ENDED OCTOBER 29, 1994,
                     OCTOBER 28, 1995 AND NOVEMBER 2, 1996

                                                                           NOTE
                                               STOCK      ADDITIONAL    RECEIVABLE                  TOTAL
                                   COMMON     WARRANT      PAID-IN         FROM       RETAINED  STOCKHOLDERS'
                                   STOCK    OUTSTANDING    CAPITAL     STOCKHOLDER    EARNINGS     EQUITY
                                   ------   -----------   ----------   ------------   -------   -------------
Stockholders' equity at October
  30, 1993.......................   $ 70       $ 665       $ 19,664        $(83)      $ 3,971      $24,287
  Repurchase of common stock.....     --          --            (70)         --            --          (70)
  Reduction in notes from
     stockholders................     --          --             --          83            --           83
  Issuance of common stock in
     connection with the
     Company's initial public
     offering, net of offering
     expenses (Note 6)...........     36          --         50,073          --            --       50,109
Net income.......................     --          --             --          --         1,326        1,326
                                    ----        ----        -------        ----       -------      -------
Stockholders' equity at October
  29, 1994.......................    106         665         69,667          --         5,297       75,735
  Net income.....................     --          --             --          --         5,542        5,542
                                    ----        ----        -------        ----       -------      -------
Stockholders' equity at October
  28, 1995.......................    106         665         69,667          --        10,839       81,277
  Exercise of common stock
     options.....................     --          --             42          --            --           42
  Net income.....................     --          --             --          --         8,744        8,744
                                    ----        ----        -------        ----       -------      -------
Stockholders' equity at November
  2, 1996........................   $106       $ 665       $ 69,709        $ --       $19,583      $90,063
                                    ====        ====        =======        ====       =======      =======

                            See accompanying notes.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          OCTOBER 29,     OCTOBER 28,     NOVEMBER 2,
                                                             1994            1995            1996
                                                          -----------     -----------     -----------
OPERATING ACTIVITIES
Income from continuing operations before extraordinary
  item..................................................   $   5,181       $   8,185       $   8,744
Adjustments to reconcile pretax income from continuing
  operations to net cash provided by (used in)
  continuing operations:
  Depreciation and amortization of property,
     improvements and equipment.........................       2,206           2,523           3,056
  Amortization of intangibles and other deferred
     assets.............................................       1,180             862             998
  Loss on sale of assets................................         143              24              20
  Deferred interest.....................................         109              --              --
  Deferred income taxes.................................         367             800           1,000
  Changes in operating assets and liabilities:
     Trade receivables..................................        (362)            586              83
     Inventory..........................................     (23,345)        (18,830)         (4,549)
     Other current assets...............................        (330)            128            (972)
     Accounts payable...................................      11,371           1,593          (3,806)
     Accrued expenses...................................         (91)         (1,838)            287
                                                            --------        --------        --------
                                                              (3,571)         (5,967)          4,961
                                                            --------        --------        --------
Income (loss) from discontinued operations..............        (745)         (2,643)             --
Adjustments to reconcile pretax income (loss) from
  discontinued operations to net cash provided by
  discontinued operations:
  Loss on sale of Herschel Corporation..................          --           4,120              --
  Depreciation and amortization of property,
     improvements and equipment.........................         559             559              --
  Amortization of intangibles...........................         561             561              --
  Deferred interest.....................................         336              --              --
  Deferred income taxes.................................         (38)           (618)           (367)
  Changes in operating assets and liabilities...........      (1,321)           (651)         13,520
                                                            --------        --------        --------
                                                                (648)          1,328          13,153
Extraordinary loss on early extinguishment of debt......      (3,110)             --              --
                                                            --------        --------        --------
Net cash provided by (used in) operating activities.....      (7,329)         (4,639)         18,114
INVESTING ACTIVITIES
Purchases of property, improvements and equipment.......   $  (5,207)      $  (6,339)      $  (8,789)
Acquisition of certain net assets of Big Bear (Note
  11)...................................................          --              --          (5,650)
Other...................................................         (54)            (74)            255
Discontinued operations.................................        (255)           (400)             --
                                                            --------        --------        --------
Net cash used in investing activities...................      (5,516)         (6,813)        (14,184)

                      CENTRAL TRACTOR FARM & COUNTRY, INC.



               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                 (IN THOUSANDS)



                                                          OCTOBER 29,     OCTOBER 28,     NOVEMBER 2,
                                                             1994            1995            1996
                                                          -----------     -----------     -----------
FINANCING ACTIVITIES
Repurchase of common stock..............................         (70)             --              --
Proceeds from sale of assets............................          --               7              --
Borrowings under line of credit.........................      39,025          67,020          86,782
Repayments on line of credit............................     (38,048)        (61,208)        (89,902)
Payments on long-term debt..............................     (37,757)           (372)            (17)
Payments on capitalized lease obligations...............        (244)           (186)           (120)
Proceeds from issuance of common stock..................      43,406           6,703              42
                                                            --------        --------        --------
Net cash provided by (used in) financing activities.....       6,312          11,964          (3,215)
                                                            --------        --------        --------
Net increase (decrease) in cash and cash equivalents....      (6,533)            512             715
Cash and cash equivalents at beginning of period........       9,115           2,582           3,094
                                                            --------        --------        --------
Cash and cash equivalents at end of period..............    $  2,582        $  3,094        $  3,809
                                                            ========        ========        ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest................    $  7,925        $  1,491        $  1,991
Cash paid during the period for income taxes............       1,815           5,324           5,675
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
Receivable from sale of common stock....................       6,703              --              --


                            See accompanying notes.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE FISCAL YEARS ENDED OCTOBER 29, 1994,
                     OCTOBER 28, 1995 AND NOVEMBER 2, 1996

1. SUMMARY OF ACCOUNTING POLICIES AND OTHER MATTERS

Business and Principles of Consolidation

     Central Tractor Farm & Country, Inc. and subsidiaries (the Company) is an agricultural specialty retailer which operates retail stores primarily located in the Midwest and Northeastern United States. The Company also sells merchandise on a wholesale basis under various distributor agreements throughout the United States. With the sale of the net operating assets of Herschel Corporation, a wholly-owned subsidiary of the Company, continuing operations constitute one business segment for financial reporting purposes.

     The Company operates on a 52-53 week fiscal year ending on the Saturday nearest to October 31.

     All significant intercompany transactions have been eliminated from the consolidated financial statements.

Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Investments, including repurchase agreements and commercial paper, are carried at cost, which approximates market.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Trade Receivables

     Most of the Company's retail sales are cash or credit card sales, while wholesale sales are generally on account. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers of the Company and their geographic dispersion. The allowance for doubtful accounts is based on a current analysis of receivable delinquencies and historical loss experience.

Inventory

     Inventory is recorded at cost, including warehousing and freight costs, determined principally by the last-in, first-out (LIFO) method, which is not in excess of market. The Company reviews its inventory for slow-moving, obsolete or otherwise unsalable items on a regular basis throughout the year, including at the time of physical inventory counts. Write-downs are made for any estimated losses to be incurred, which have not been material, with respect to slow-moving, obsolete or otherwise unsalable inventory as such inventory is identified. Inventories valued using the LIFO method were approximately $3,926,000, $4,851,000 and $5,081,000 at October 29, 1994, October 28, 1995 and
November 2, 1996, respectively, less than the amounts of such inventories valued at current cost.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

Property, Improvements and Equipment

     Property, improvements and equipment are carried at cost less allowances for depreciation and amortization. Depreciation and amortization expense is computed primarily on a basis of the straight-line method over the estimated useful lives of the assets as follows:

        Leasehold improvements (not in excess of underlying lease
          terms).....................................................     5 to 20 years
        Furniture and fixtures.......................................     5 to 15 years
        Automobiles and trucks.......................................     3 to 10 years

     Certain long-term lease transactions have been accounted for as capital leases. The property rights recorded under direct financing leases are amortized on a straight-line basis over the lesser of the useful life or the respective terms of the leases.

Goodwill and Other Intangible Assets

     Goodwill is being amortized utilizing the straight-line method principally over periods of 40 years. Other intangible assets are being amortized over periods of expected benefit, ranging from 5 to 24 years. The carrying value of goodwill and other intangibles is reviewed continually to determine whether any impairment has occurred. This review takes into consideration the recoverability of the unamortized amounts based on a comparison of the estimated undiscounted future cash flows of the related business lines to the respective carrying value of the related assets, including goodwill and other intangibles. To the extent that the estimated undiscounted future cash flows are less than the carrying value of the assets, an impairment loss can be measured based upon various methods, including undiscounted cash flows, discounted cash flows and fair value. Based upon undiscounted cash flows, no impairment of goodwill or other intangibles was determined to exist as of November 2, 1996, and, accordingly, no measurement was required.

Deferred Income Taxes

     The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the difference between financial reporting and income tax bases of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Fair Value of Financial Instruments

     The following methods and assumptions were used by the Company in estimating its fair value of financial instruments:

          Cash equivalents, short-term investments, accounts receivable and payable, and bank line of credit: Carrying amounts reported in the Company's consolidated balance sheets based on historical cost approximate estimated fair value for these instruments, due to their short-term nature.

          The fair value of the convertible long-term debt is estimated to approximate its carrying value as of November 2, 1996 and was based on the estimated market price for this security as of that date.

Returns and Warranties

     Costs relating to merchandise returns from sales at retail stores and through distributors are not significant and are accounted for as they occur.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

Catalogs, Sale Flyers and Advertising Costs

     The direct cost of printing and mailing the Company's annual mail order catalog is deferred and amortized against mail order revenues over the year the catalog is in use. The direct cost of printing and distributing sale flyers is deferred and amortized over the life of the flyer which is generally two weeks or less. Other advertising costs are expensed as incurred. Unamortized amounts relating to the costs of the annual catalog and periodic sale flyers is immaterial at each fiscal year-end. Advertising expenses were approximately $6,184,000, $7,228,000 and $8,841,000 for fiscal 1994, 1995 and 1996, respectively.

Store Pre-Opening Costs

     Direct costs, which consist principally of rent, employee compensation and travel costs for merchandise set-up and supplies, incurred in setting up new stores for opening are deferred and amortized over the first twenty-six weeks of store operations. The amount of unamortized store pre-opening costs at October 29, 1994, October 28, 1995 and November 2, 1996, amounted to $502,000, $431,000 and $1,123,000, respectively.

Earnings Per Share

     Per share earnings is based on the weighted average number of shares of common stock and common stock equivalents outstanding and assuming all stock options issued prior to the Company's initial public offering and the stock warrant were outstanding at the beginning of each respective year. The dilutive effect of outstanding stock options and the stock warrant were determined based upon the Treasury Stock Method. Fully diluted earnings per share did not vary significantly from earnings per share as presented.

Emerging Accounting Issues

     The Company is not aware of any accounting standards which have been issued and which will require the Company to change its current accounting policies or adopt new policies, the effect of which would be material to the Company's financial statements.

2. TRANSACTIONS WITH RELATED PARTIES

     Certain investment funds (collectively referred to as "BCC Funds") managed by Butler Capital Corporation ("BCC") own a majority of the outstanding common stock of the Company. The BCC Funds held the senior and subordinated notes extinguished in October 1994, and currently hold the outstanding 7% convertible notes (see Note 4). Interest paid on such notes in fiscal 1994, 1995 and 1996 was approximately $6,960,000, $883,000 and $1,425,000, respectively.

     A company affiliated with the BCC Funds was paid a management and consulting fee of approximately $238,000 in fiscal 1994.

     The Company purchases inventory from two suppliers who are controlled by the BCC Funds. Purchases from these suppliers aggregated approximately $3,882,000, $6,254,000 and $6,228,000 for fiscal years 1994, 1995 and 1996, respectively.

3. LINE OF CREDIT

     On January 28, 1994, the Company entered into a line of credit agreement with a commercial bank through February 1, 1998. At November 2, 1996, borrowings of $3,669,000 and letters of credit totaling approximately $1,515,000 were outstanding against the line of credit. Available borrowings under the line of credit are $25,000,000 each year from November 1 through May 31 and $12,000,000 from June 1 through October 31. Interest on the outstanding borrowing varies, but is primarily payable monthly at an annual rate equal to the bank's prime rate. The interest rate on October 29, 1994, October 28, 1995 and November 2, 1996

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

was 8.25%, 8.75%, and 8.25%, respectively. In addition, the Company is required to pay commitment fees ranging from 0.375% down to 0.125% on the total credit line, less outstanding borrowing. During the period from April 15 through December 31 in each year, the Company must have borrowing less than $5,000,000 outstanding under this line of credit for a consecutive period of 45 days. The line of credit contains, among other provisions, requirements that the Company maintain a minimum current ratio, leverage ratio and fixed charge coverage ratio, and restricts the payment of cash dividends. At November 2, 1996, substantially all retained earnings were restricted from payment of cash dividends under the Company's line of credit agreement.

4. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                  OCTOBER 29,     OCTOBER 28,     NOVEMBER 2,
                                                     1994            1995            1996
                                                  -----------     -----------     -----------
    7% convertible notes......................    $16,000,000     $16,000,000     $16,000,000
    Other.....................................        388,989          17,044              --
                                                  -----------     -----------     -----------
                                                   16,388,989      16,017,044      16,000,000
    Less current portion......................        371,944          17,044              --
                                                  -----------     -----------     -----------
                                                  $16,017,045     $16,000,000     $16,000,000
                                                  ===========     ===========     ===========

     Interest on the convertible notes is payable quarterly at 7.0% per annum and the entire principal amount is due October 31, 2002. The note may be prepaid after October 14, 1999, at a premium of 2.0%, which declines by 1.0% annually on each October 14 thereafter. The holders of the convertible notes have the right, at any time prior to the close of business on October 31, 2002, to convert the principal amounts into shares of common stock at a conversion price of $19.375 per share. The conversion price of the convertible notes is subject to adjustment in certain events, including a common stock split, the issuance of securities convertible or exchangeable into common stock at less than the then fair market value of the common stock and certain mergers, consolidations or sales of stock. The convertible notes are subordinated to the principal amounts outstanding pursuant to the line of credit (see Note 3).

     As of November 2, 1996, there are no maturities of long-term debt during the next five fiscal years.

5. LEASE OBLIGATIONS

     The Company has entered into certain long-term lease agreements for the use of warehouses, certain retail store facilities and computer equipment. These leases have been accounted for as purchases of property rights and designated as capitalized leases.

     Amortization expense relating to such property rights recorded under capitalized leases was $213,000, $130,000 and $125,000 for fiscal 1994, 1995 and 1996, respectively. The net book value of property rights recorded under capital leases was $829,000, $699,000 and $926,000 at October 29, 1994, October 28, 1995
and November 2, 1996, respectively.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

     As of November 2, 1996, the debt associated with the capitalized property rights is represented by the present value of the minimum lease payments as follows:

        Fiscal year ended in:
        1997.............................................................  $  347,108
        1998.............................................................     324,648
        1999.............................................................     292,968
        2000.............................................................     292,968
        2001.............................................................     292,968
        After 2001.......................................................     735,000
                                                                           ----------
        Total minimum lease payments.....................................   2,285,660
        Less amount representing interest................................     774,663
                                                                           ----------
        Present value of minimum lease payments..........................   1,510,997
        Less current installments........................................     170,072
                                                                           ----------
                                                                           $1,340,925
                                                                           ==========

     The Company also has entered into certain noncancelable operating leases for the use of real estate, automobiles and trucks, and office equipment. Aggregate rental expense for operating leases for fiscal 1994, 1995 and 1996 was approximately $6,724,000, $7,833,000 and $9,294,000, respectively.

     The following is a summary of minimum rental commitments as of November 2, 1996, for operating leases:

                                                    AUTOMOBILE      OFFICE
            FISCAL YEAR-END         REAL ESTATE     AND TRUCKS     EQUIPMENT        TOTAL
        ------------------------    -----------     ----------     ---------     -----------
        1997....................    $ 9,479,335      $ 12,293      $  52,328     $ 9,543,956
        1998....................      8,320,110         8,195         52,328       8,380,633
        1999....................      6,822,291            --         46,280       6,868,571
        2000....................      5,288,555            --         16,544       5,305,099
        2001....................      2,927,707            --          1,972       2,929,679
        After 2001..............      6,315,729            --             --       6,315,729
                                    -----------      --------      ---------     -----------
                                    $39,153,727      $ 20,488      $ 169,452     $39,343,667
                                    ===========      ========      =========     ===========

6. CAPITAL STOCK AND STOCK OPTIONS

Capital Stock

     During October 1994, the Company completed an initial public offering for the sale of 3,565,000 shares of its common stock. The net proceeds from the offering were used to prepay both principal and prepayment premium on the outstanding Senior Notes and a portion of the outstanding Subordinated Notes. Prepayment premiums on the early extinguishment of these notes resulted in an extraordinary loss of $3,110,000, net of income tax benefit. The remaining Subordinated Notes in the amount of $16,000,000 were exchanged for notes which are convertible into the Company's common stock. At October 29, 1994, $6,703,000 of the net proceeds representing the Underwriter's exercise of their over-allotment option was receivable. This amount was received on November 2, 1994.

     The Board of Directors is authorized to issue up to an aggregate of 5,000,000 shares of preferred stock, $0.01 par value per share, in one or more series, each series to have voting preferences or other rights as determined by the Board of Directors.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

     Under the Company's stockholders' agreement, common stock acquired by a management stockholder is subject to certain restrictions on the sale or transfer of such shares.

Stock Options

     The Company has stock option arrangements with various officers, directors and other members of management which it accounts for under the provisions of APB Opinion No. 25 and related interpretations. The option prices approximated fair market value at the date of grant. The options generally vest over periods of three to seven years and must be exercised no later than ten years from the date of grant. With respect to options for 150,200 shares, their vesting period may be accelerated based upon the attainment of specified Company operating goals. Shares of common stock issuable upon exercise of stock options are subject to restrictions on transfer.

     A summary of common stock option activity through November 2, 1996 is as follows:

                                                                 FISCAL YEAR
                                                 --------------------------------------------
                                                     1994           1995            1996
                                                 ------------   -------------   -------------
    Outstanding at beginning of year...........       468,923         637,774         623,960
    Options granted............................       323,464          66,800          81,900
    Options exercised..........................            --              --         (12,406)
    Options canceled...........................      (154,613)        (80,614)        (30,771)
                                                     --------         -------         -------
    Outstanding at end of year.................       637,774         623,960         662,683
                                                     ========         =======         =======
    Range of option prices per share:
      Outstanding..............................  $3.08-$15.50   $ 3.08-$15.50   $ 3.08-$15.50
      Granted during year......................  $3.41-$15.50   $11.50-$15.50   $11.38-$14.50

     At November 2, 1996, options for 295,973 shares were exercisable. The remaining options become exercisable in fiscal years as follows: 1997 -- 90,802 shares; 1998 -- 30,916 shares; 1999 -- 25,409 shares; 2000 -- 14,000 shares;
2001 -- 156,583 shares; 2002 -- 49,000 shares.

     As of November 2, 1996, the Company has reserved 914,025 shares of common stock for issuance under stock option arrangements described above. In addition, the Company has reserved 230,523 shares of common stock for issuance under the stock warrant.

     Compensation expense charged to operating income relating to stock option grants amounts to $111,000 for fiscal 1994, $1,000 for fiscal 1995 and $0 for fiscal 1996.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

7. INCOME TAXES

     Deferred income taxes reflect the net tax effect of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                              FISCAL YEAR ENDED
                                                   ---------------------------------------
                                                   OCTOBER 29,   OCTOBER 28,   NOVEMBER 2,
                                                      1994          1995          1996
                                                   -----------   -----------   -----------
    Deferred tax liabilities:
      Differences in depreciation on property,
         improvements and equipment............    $1,789,000    $1,890,000    $1,766,000
      LIFO and uniform capitalization
         differences on inventories............       787,000     1,391,000     1,160,000
      Prepaid advertising......................       211,000       174,000       244,000
      Deferred leasing costs...................       185,000        82,000            --
      Store pre-opening costs..................       208,000       172,000       449,000
      Other....................................        10,000        10,000         9,000
                                                   ----------    ----------    ----------
    Total deferred tax liabilities.............     3,190,000     3,719,000     3,628,000
                                                   ----------    ----------    ----------
    Deferred tax assets:
      Loss on sale of discontinued operations:
         Ordinary loss.........................    $       --    $  665,000    $       --
         Capital loss carryforward.............            --       755,000       755,000
      Allowance for doubtful accounts..........       101,000        45,000        20,000
      Compensation and employee benefit
         accruals..............................       174,000       148,000        58,000
      Operating leases.........................       330,000       261,000       273,000
      Accrued profit sharing contributions.....       323,000       321,000       356,000
      Stock warrant............................       279,000       266,000       266,000
      Accrued store closing costs..............       168,000        86,000        32,000
      Capitalized property rights and lease
         obligations treated as operating
           leases for
         income tax purposes...................       126,000        97,000       234,000
      Other....................................       291,000       250,000       211,000
                                                   ----------    ----------    ----------
                                                    1,792,000     2,894,000     2,205,000
      Less valuation allowance for capital loss
         carryforward..........................            --      (755,000)     (755,000)
                                                   ----------    ----------    ----------
    Total deferred tax assets..................     1,792,000     2,139,000     1,450,000
                                                   ----------    ----------    ----------
    Net deferred tax liabilities
                                                   $1,398,000    $1,580,000    $2,178,000
                                                   ==========    ==========    ==========

     The capital loss carryforward relating to the sale of Herschel will expire in the year 2001.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

     Components of income tax expense (benefit) are as follows:

                                                              FISCAL YEAR ENDED
                                                   ----------------------------------------
                                                   OCTOBER 29,   OCTOBER 28,   NOVEMBER 2,
                                                      1994          1995           1996
                                                   -----------   -----------   ------------
    Continuing operations:
      Current:
         Federal...............................     $3,121,000   $3,768,000     $3,951,000
         State.................................        709,000    1,152,000      1,199,000
                                                    ----------   ----------     ----------
                                                     3,830,000    4,920,000      5,150,000
      Deferred.................................        367,000      800,000      1,100,000
                                                    ----------   ----------     ----------
                                                     4,197,000    5,720,000      6,250,000
    Discontinued operations:
      Current..................................       (302,000)     427,000        367,000
                                                    ----------   ----------     ----------
      Deferred.................................        (38,000)    (618,000)      (367,000)
                                                    ----------   ----------     ----------
                                                      (340,000)    (191,000)            --
                                                    ----------   ----------     ----------
    Extraordinary loss -- currently
      deductible...............................     (2,073,000)          --             --
                                                    ----------   ----------     ----------
    Total......................................     $1,784,000   $5,529,000     $6,250,000
                                                    ==========   ==========     ==========

     Total reported income tax expense differs from the tax that would have resulted by applying the statutory expected federal income tax rate to income before taxes. The reasons for these differences are as follows:

                                                                FISCAL YEAR ENDED
                                                      --------------------------------------
                                                                                   NOVEMBER
                                                      OCTOBER 29,   OCTOBER 28,       2,
                                                         1994          1995          1996
                                                      -----------   -----------   ----------
    Income tax at federal statutory rate..........    $1,057,000    $3,764,000    $5,098,000
    Increases in taxes resulting from:
      State income taxes, net of federal income
         tax effect...............................       403,000       897,000       833,000
      Goodwill amortization.......................       215,000       215,000       178,000
      Capital loss carryforward...................            --       755,000            --
      Other, net..................................       109,000       102,000       141,000
      Reduction of prior year overaccruals........            --      (204,000)           --
                                                      ----------    ----------    ----------
                                                      $1,784,000    $5,529,000    $6,250,000
                                                      ==========    ==========    ==========

8. EMPLOYMENT COMMITMENTS

     The Company has employment agreements with three officers of the Company which provide for annual salaries amounting to approximately $775,000. Upon termination of employment for death, disability or without cause, compensation may be continued for a period not to exceed two years.

9. PROFIT SHARING PLAN

     The Company has a profit sharing plan covering all employees who meet certain eligibility requirements. The plan provides for discretionary employer contributions and allows voluntary participant contributions. Company contributions are determined by its Board of Directors. The Company incurred expense in connection with the profit sharing plan of $770,000, $804,000 and $881,000 for fiscal 1994, 1995 and 1996, respectively.

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

10. DISCONTINUED OPERATIONS

     During fiscal 1996, the Company completed the sale of its wholly owned subsidiary, Herschel Corporation ("Herschel"), a manufacturer and wholesale distributor of equipment parts for use in the farming industry. Herschel has been reported as a discontinued segment of the business; accordingly, its net assets and operating results have been segregated in the consolidated financial statements. The net assets of Herschel Corporation have been classified as current at October 28, 1995 as the carrying amount approximates the selling price, plus advances to be repaid, less expenses of sale, and were realized upon closing in December 1995.

     Summarized financial information of the Company's income (loss) from discontinued operations follow:

                                                                     FISCAL YEAR ENDED
                                                                ---------------------------
                                                                OCTOBER 29,     OCTOBER 28,
                                                                   1994            1995
                                                                -----------     -----------
    Net sales.................................................  $23,312,046     $22,969,504
    Income (loss) before income taxes.........................   (1,085,217)      1,286,242
    Income taxes (credit).....................................     (340,000)        474,127
    Income (loss) from discontinued operations................     (745,217)        812,115

11. ACQUISITION

     On May 31, 1996, the Company acquired 31 retail stores and related net operating assets from Big Bear Farm Stores, Inc. ("Big Bear"), an agricultural specialty retailer, for approximately $5,650,000. The transaction was accounted for as a purchase. The purchase price was allocated based on fair value as follows:

        Inventories.....................................................  $ 8,780,000
        Accounts receivable and other assets............................      206,000
        Leaseholds and equipment........................................      517,000
        Deferred income taxes...........................................      135,000
        Goodwill........................................................    2,666,000
        Accounts payable and accrued expenses...........................   (6,654,000)
                                                                          -----------
                                                                          $ 5,650,000
                                                                          ===========

     The results of operations of Big Bear from the date of purchase to the end of fiscal year 1996 are included in the accompanying consolidated statement of income.

     Pro forma amounts, based on the assumption that the purchase occurred at the beginning of fiscal 1995, are as follows (in thousands, except per share data):

                                                                        FISCAL YEAR ENDED
                                                                   ---------------------------
                                                                   OCTOBER 28,     NOVEMBER 2,
                                                                      1995            1996
                                                                   -----------     -----------
    Net sales....................................................   $ 275,685       $ 307,847
    Net income...................................................       6,018           9,104
    Net income per share.........................................         .55             .83

                      CENTRAL TRACTOR FARM & COUNTRY, INC.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a tabulation of the unaudited quarterly results of operations for the years ended October 28, 1995 and November 2, 1996 (in thousands, except per share data):

                                                   FIRST      SECOND       THIRD      FOURTH
                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                  -------     -------     -------     -------
    Fiscal year ended October 28, 1995:
      Net sales.................................  $61,836     $59,347     $74,362     $56,158
      Gross profit..............................   17,362      18,214      22,557      16,230
      Income from continuing operations.........    1,473       2,121       4,249         342
      Income (loss) from discontinued
         operations.............................       (1)        467         187      (3,296)
      Net income (loss).........................    1,472       2,588       4,436      (2,954)
      Per share:
         Income from continuing operations......     0.13        0.19        0.39        0.03
         Income (loss) from discontinued
           operations...........................       --        0.04        0.02       (0.30)
         Net income (loss)......................     0.13        0.23        0.40       (0.27)
    Fiscal year ended November 2, 1996:
      Net sales.................................   69,967      62,989      86,169      73,895
      Gross profit..............................   18,862      19,245      25,417      22,268
      Net income................................    1,280       1,684       3,937       1,843
      Net income per share......................     0.12        0.15        0.36        0.17

     The sum of quarterly per share amounts do not necessarily equal the annual amount reported, as per share amounts are computed separately for each quarter and the full year based on respective weighted average of common and common equivalent shares outstanding.

13. SUBSEQUENT EVENT

     On November 27, 1996, the Board of Directors of the Company approved, and the Company entered into, a merger agreement (the "Merger Agreement") with J.W. Childs Equity Partners, L.P. and two of its affiliates (collectively, "Childs") that provides for the acquisition of the Company by Childs in a two-stage transaction. The Merger Agreement provides that following the acquisition by Childs of all of the Company shares held by affiliates of Butler Capital Corporation (collectively, "BCC"), an affiliate of Childs will merge with and into the Company, and Childs will acquire the remaining shares of the Company held by public stockholders for $14.25 per share in cash. The consummation of the merger is subject to the satisfaction of certain conditions including, among other things, (i) the acquisition by Childs of all of the Company's shares held by affiliates of BCC and (ii) the availability of sufficient funds to consummate the merger pursuant to commitments obtained by Childs from its prospective lenders.

     Pursuant to an agreement executed contemporaneously with the Merger Agreement between Childs and affiliates of BCC which own 64.5% of the Company's outstanding common stock, BCC's affiliates have sold 1,048,214 shares of the Company's common stock (representing 9.9% of the outstanding shares) to Childs for a cash consideration of $14.00 per share, and have agreed to sell their remaining shares to Childs for $14.00 per share in cash. The agreement also provides that such BCC affiliates will agree, immediately following the conclusion of the stock sale, to the prepayment by the Company (without payment of any prepayment premium) of all the Company's 7% convertible notes with a face amount of $16,000,000. In connection with the second purchase, certain members of management agreed to sell 146,299 shares to Childs for a cash consideration of $14.00 per share.

     While the Merger Agreement is subject to stockholder approval, it is expected that Childs will own a sufficient number of shares of Company common stock to adopt and approve the merger.

        [MAP SHOWING CT STORES LOCATIONS AND CT STORE FORMAT FLOORPLAN]

======================================================


  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    9
Use of Proceeds.......................   14
Capitalization........................   15
Pro Forma Condensed Consolidated
  Financial Data......................   16
Selected Historical and Pro Forma
  Financial Data......................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   28
Management............................   37
Security Ownership of Certain
  Beneficial Owners and Management....   42
Certain Transactions..................   44
Description of Senior Notes...........   45
Description of New Credit Facility....   69
Description of Holding Preferred
  Stock...............................   70
Underwriting..........................   80
Legal Matters.........................   81
Experts...............................   81
Available Information.................   81
Index to Financial Statements.........  F-1


======================================================

======================================================

                                      LOGO

                      CENTRAL TRACTOR FARM & COUNTRY, INC.


                          $100,000,000        % SENIOR

                                 NOTES DUE 2007

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                       NATIONSBANC CAPITAL MARKETS, INC.



                                            , 1997


======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

     Set forth below is an estimate of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the Senior Notes registered hereby, other than underwriting discounts and commissions.

    Registration Fee under Securities Act....................................  $30,303.03
    NASD Filing Fee..........................................................   10,500.00
    Blue Sky Fees and Expenses...............................................
    Legal Fees...............................................................
    Accounting Fees..........................................................
    Printing and Engraving...................................................
    Rating Agencies..........................................................
    Trustee Fees.............................................................
    Miscellaneous Fees.......................................................
                                                                               ----------
              Total..........................................................
                                                                               ==========

---------------
* All expenses are estimated except the SEC registration fee and the NASD filing fee.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any director or officer made a party to any proceeding against judgments, penalties, fines, settlements and reasonable expenses, unless it is established that (i) the act or omission of the director was material to the matter giving rise to the proceeding, and was committed in bad faith or was a result of deliberate dishonesty, (ii) director actually received an improper personal benefit or (iii) in a criminal proceeding, director had reasonable cause to believe the act or omission was unlawful. A director may not be indemnified in any proceeding charging improper personal benefit, if director was adjudged to be liable and, in a derivative action, there shall not be indemnification if the director has been adjudged liable to the corporation. A director or officer of a corporation who has been successful in the defense of any proceeding shall be indemnified against reasonable costs incurred in such defense. Indemnification may not be made unless authorized pursuant to a determination that the director has met the requisite standard of conduct.

     Paragraph 10 of the Company's Restated Certificate of Incorporation provides that the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Company or while a director or officer is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Company to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under paragraph 10 shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of paragraph 10 shall not adversely affect any right or protection of a director or officer of the Company with respect to any acts or omissions of such director or officer occurring prior to such repeal of modification.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

EXHIBIT
  NO.                                             DESCRIPTION
--------      -----------------------------------------------------------------------------------
1        --   Form of Underwriting Agreement**
3(i).1   --   Restated Certificate of Incorporation, filed as an exhibit 3(i).1 to the Company's
              Registration Statement on Form S-1 (File #33-82620) originally filed on August 9,
              1994 and incorporated herein by reference
3(i).2   --   Certificate of Merger dated October 5, 1994, filed as an exhibit 3(i).2 to the
              Company's Registration Statement on Form S-1 (File #33-82620) originally filed on
              August 9, 1994 and incorporated herein by reference
3(ii)    --   By-Laws of the Company, filed as an exhibit (3(ii) to the Company's Registration
              Statement on Form S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
4.1      --   Form of Common Stock Certificate of the Company, filed as an exhibit 4.1 to the
              Company's Registration Statement on Form S-1 (File #33-82620) originally filed on
              August 9, 1994 and incorporated herein by reference
4.2      --   Exchange Agreement dated October 14, 1994, among the Company, Mezzanine Lending
              Associates I, L.P., Mezzanine Lending Associates II, L.P., and Mezzanine Lending
              Associates III, L.P., filed as an exhibit 4.2 to the Company's Registration
              Statement on Form S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
4.3      --   Form of 7% Convertible Subordinated Note due 2002 (contained as Exhibit 2 to the
              Exchange Agreement filed as Exhibit 4.2), filed as an exhibit 4.3 to the Company's
              Registration Statement on Form S-1 (File #33-82620) originally filed on August 9,
              1994 and incorporated herein by reference
4.4      --   Form of Indenture relating to the Senior Notes**
4.5      --   Form of Senior Note**
5        --   Opinion of Sullivan & Worcester LLP**
10.1     --   Credit Agreement dated January 28, 1994 among the Company, Herschel Corporation and
              First Bank National Association, filed as an exhibit 10.1 to the Company's
              Registration Statement on Form S-1 (File #33-82620) originally filed on August 9,
              1994 and incorporated herein by reference
10.2     --   Stockholder's Agreement, dated October 14, 1994 among the Company, Mezzanine
              Lending Associates I, L.P., Mezzanine Lending Associates II, L.P., Mezzanine
              Lending Associates III, L.P. and the individual stockholders party thereto, filed as an exhibit 10.2 to the Company's Registration Statement on Form S-1 (File
              #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.3     --   Form of Stock Option Agreement of the Company with respect to options issued prior to September 14, 1994, filed as an exhibit 10.3 to the Company's Registration
              Statement on Form S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference

EXHIBIT
  NO.                                             DESCRIPTION
--------      -----------------------------------------------------------------------------------
10.4     --   1994 Stock Incentive Plan, filed as an exhibit 10.4 to the Company's Registration
              Statement on Form S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.5     --   Employment Agreement between the Company and James T. McKitrick dated as of
              September 16, 1994, filed as an exhibit 10.5 to the Company's Registration
              Statement on Form S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.6     --   Employment Agreement between the Company and Dean Longnecker dated as of September
              16, 1994, filed as an exhibit 10.6 to the Company's Registration Statement on Form
              S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.7     --   Employment Agreement between the Company and Michael London dated as of May 23,
              1994, filed as an exhibit 10.7 to the Company's Registration Statement on Form S-1
              (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.8     --   Warrant dated August 31, 1993, registered in the name of BCC Industrial Services,
              Inc., filed as an exhibit 10.8 to the Company's Registration Statement on Form S-1
              (File #33-82620) originally filed on August 9, 1994 incorporated herein by reference
10.9     --   Merger Agreement dated as of September 14, 1994 between the Company and Central
              Tractor Farm & Country, Inc., an Iowa Corporation, filed as an exhibit 10.9 to the
              Company's Registration Statement on Form S-1 (File #33-82620) originally filed on
              August 9, 1994 and incorporated herein by reference
10.10    --   1994 Directors' Stock Option Plan, filed as an exhibit 10.10 to the Company's
              Registration Statement on Form S-1 (File #33-82620) originally filed on August 9,
              1994 and incorporated herein by reference
10.11    --   First Amendment to Credit Agreement dated December 3, 1994 among the Company,
              Herschel Corporation and First Bank National Association, filed as an exhibit 10.11 to the Company's Form 10-K originally filed on January 26, 1996 and incorporated herein by reference
10.12    --   Second Amendment to Credit Agreement dated May 16, 1995 among the Company, Herschel
              Corporation and First Bank National Association, filed as an exhibit 10.12 to the
              Company's 10-K originally filed on January 26, 1996 and incorporated herein by reference
10.13    --   Third Amendment to Credit Agreement dated December 1, 1995 among the Company and
              First Bank National Association, filed as an exhibit 10.13 to the Company's 10-K originally filed on January 26, 1996 and incorporated herein by reference
10.14    --   Asset Purchase Agreement By and Between Alamo Group (USA) Inc. (the "Buyer") and
              Herschel Corporation and Central Tractor Farm and Country, Inc. (the "Sellers")
              dated December 4, 1995, filed as an exhibit 10.14 to the Company's 10-K originally filed on January 26, 1996 and incorporated herein by reference
10.15    --   Asset Purchase Agreement By and Between Central Tractor Farm & Country, Inc. (the
              "Buyer") and Big Bear Farm Stores, Inc. (the "Seller") dated May 22, 1996, filed as an exhibit 10.15 to the Company's 10-Q originally filed on September 9, 1996 and incorporated herein by reference
10.16    --   Agreement and Plan of Merger dated November 27, 1996 by and among Central Tractor
              Farm & Country, Inc., J.W. Childs Equity Partners, L.P., JWC Holdings I, Inc. and
              JWC Acquisition, I, Inc., filed as an exhibit 10.16 to the Company's 8-K originally filed on December 3, 1996 and incorporated herein by reference

EXHIBIT
  NO.                                             DESCRIPTION
--------                                          -----------
10.17    --   Securities Purchase Agreement, dated as of November 27, 1996, by and among
              Mezzanine Lending Associates I, L.P., Mezzanine Lending Associates II, L.P.,
              Mezzanine Lending Associates III, L.P., Senior Lending Associates I, L.P., BCC
              Industrial Services, JWC Acquisition, I, Inc., J.W. Childs Equity Partners, L.P.,
              Central Tractor Farm & Country, Inc. filed as an exhibit 10.20 to JWCAC's Schedule
              13D originally filed on December 9, 1996 and incorporated herein by reference

10.18    --   Letter Agreement, dated as of November 27, 1996 between JWC Acquisition I, Inc. and
              Mr. James T. McKitrick, filed as an exhibit 10.21 to JWCAC's Schedule 13D originally filed on December 9, 1996 and incorporated herein by reference

10.19    --   Letter Agreement, dated as of November 27, 1996 between JWC Acquisition I, Inc. and
              Mr. G. Dean Longnecker, filed as an exhibit 10.21 to JWCAC's Schedule 13D originally filed on December 9, 1996 and incorporated herein by reference

10.20    --   Commitment Letter, dated as of November 26, 1996, among NationsBank, N.A.,
              NationsBanc Capital Markets, Inc., J.W. Childs Equity Parnters, L.P., JWC
              Acquisition I, Inc. and JWC Holdings I, Inc., filed as an exhibit 10.23 to the
              JWCAC's Schedule 13D originally filed on December 9, 1996 and incorporated herein by reference

10.21    --   Commitment Letter, dated as of November 26, 1996, among NationsBridge, L.L.C., J.W.
              Childs Equity Parnters, L.P., JWC Acquisition I, Inc. and JWC Holdings I, Inc.,
              filed as an exhibit 10.24 to JWCAC's Schedule 13D originally filed on December 9,
              1996 and incorporated herein by reference

10.22    --   Employment Agreement between the Company and George D. Miller dated May 6, 1996*

11       --   Statement Regarding Computation of Per Share Earnings*

12       --   Schedule Regarding Computation of Ratio of Earnings to Fixed Charges*

21       --   Subsidiaries of the Company, filed as exhibit 21 to the Company's Annual Report on
              Form 10-K for the year ended November 2, 1996 and incorporated herein by reference

23.1     --   Consent of Ernst & Young LLP

23.2     --   Consent of Sullivan & Worcester LLP (included in Exhibit 5)**

23.3     --   Consent of John W. Childs*

23.4     --   Consent of Jerry D. Horn*

23.5     --   Consent of Steven G. Segal*

23.6     --   Consent of Adam L. Suttin*

23.7     --   Consent of Jeffrey B. Swartz*

23.8     --   Consent of William E. Watts*

24       --   Power of Attorney*

25       --   Statement of Eligibility of Trustee**


---------------
 * Previously filed

** To be filed by amendment.

     (b) Financial Statement Schedules.

     No Financial Statement Schedules have been presented since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (a)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Central Tractor Farm & Country, Inc. has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Des Moines, State of Iowa, on this 4th day of March, 1997.


                                          CENTRAL TRACTOR FARM & COUNTRY, INC.

                                          By: /s/     JAMES T. MCKITRICK
                                            ------------------------------------
                                               James T. McKitrick, President
                                                and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated;


           /s/ JAMES T. MCKITRICK               President and Chief            March 4, 1997
---------------------------------------------   Executive Officer, Director
             James T. McKitrick                 (Principal Executive
                                                Officer)

             /s/ DEAN LONGNECKER                Executive Vice President of    March 4, 1997
---------------------------------------------   Finance, Director
               Dean Longnecker                  (Principal Financial and
                                                Accounting Officer)

             /s/ STEVEN G. SEGAL                Director                       March 4, 1997
---------------------------------------------
               Steven G. Segal

             /s/ ADAM L. SUTTIN                 Director                       March 4, 1997
---------------------------------------------
               Adam L. Suttin

                              INDEX TO EXHIBITS


EXHIBIT
  NO.                                             DESCRIPTION
--------      -----------------------------------------------------------------------------------
1        --   Form of Underwriting Agreement**
3(i).1   --   Restated Certificate of Incorporation, filed as an exhibit 3(i).1 to the Company's
              Registration Statement on Form S-1 (File #33-82620) originally filed on August 9,
              1994 and incorporated herein by reference
3(i).2   --   Certificate of Merger dated October 5, 1994, filed as an exhibit 3(i).2 to the
              Company's Registration Statement on Form S-1 (File #33-82620) originally filed on
              August 9, 1994 and incorporated herein by reference
3(ii)    --   By-Laws of the Company, filed as an exhibit (3(ii) to the Company's Registration
              Statement on Form S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
4.1      --   Form of Common Stock Certificate of the Company, filed as an exhibit 4.1 to the
              Company's Registration Statement on Form S-1 (File #33-82620) originally filed on
              August 9, 1994 and incorporated herein by reference
4.2      --   Exchange Agreement dated October 14, 1994, among the Company, Mezzanine Lending
              Associates I, L.P., Mezzanine Lending Associates II, L.P., and Mezzanine Lending
              Associates III, L.P., filed as an exhibit 4.2 to the Company's Registration
              Statement on Form S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
4.3      --   Form of 7% Convertible Subordinated Note due 2002 (contained as Exhibit 2 to the
              Exchange Agreement filed as Exhibit 4.2), filed as an exhibit 4.3 to the Company's
              Registration Statement on Form S-1 (File #33-82620) originally filed on August 9,
              1994 and incorporated herein by reference
4.4      --   Form of Indenture relating to the Senior Notes**
4.5      --   Form of Senior Note**
5        --   Opinion of Sullivan & Worcester LLP**
10.1     --   Credit Agreement dated January 28, 1994 among the Company, Herschel Corporation and
              First Bank National Association, filed as an exhibit 10.1 to the Company's
              Registration Statement on Form S-1 (File #33-82620) originally filed on August 9,
              1994 and incorporated herein by reference
10.2     --   Stockholder's Agreement, dated October 14, 1994 among the Company, Mezzanine
              Lending Associates I, L.P., Mezzanine Lending Associates II, L.P., Mezzanine
              Lending Associates III, L.P. and the individual stockholders party thereto, filed as an exhibit 10.2 to the Company's Registration Statement on Form S-1 (File
              #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.3     --   Form of Stock Option Agreement of the Company with respect to options issued prior to September 14, 1994, filed as an exhibit 10.3 to the Company's Registration
              Statement on Form S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.4     --   1994 Stock Incentive Plan, filed as an exhibit 10.4 to the Company's Registration
              Statement on Form S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.5     --   Employment Agreement between the Company and James T. McKitrick dated as of
              September 16, 1994, filed as an exhibit 10.5 to the Company's Registration
              Statement on Form S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.6     --   Employment Agreement between the Company and Dean Longnecker dated as of September
              16, 1994, filed as an exhibit 10.6 to the Company's Registration Statement on Form
              S-1 (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.7     --   Employment Agreement between the Company and Michael London dated as of May 23,
              1994, filed as an exhibit 10.7 to the Company's Registration Statement on Form S-1
              (File #33-82620) originally filed on August 9, 1994 and incorporated herein by reference
10.8     --   Warrant dated August 31, 1993, registered in the name of BCC Industrial Services,
              Inc., filed as an exhibit 10.8 to the Company's Registration Statement on Form S-1
              (File #33-82620) originally filed on August 9, 1994 incorporated herein by reference
10.9     --   Merger Agreement dated as of September 14, 1994 between the Company and Central
              Tractor Farm & Country, Inc., an Iowa Corporation, filed as an exhibit 10.9 to the
              Company's Registration Statement on Form S-1 (File #33-82620) originally filed on
              August 9, 1994 and incorporated herein by reference
10.10    --   1994 Directors' Stock Option Plan, filed as an exhibit 10.10 to the Company's
              Registration Statement on Form S-1 (File #33-82620) originally filed on August 9,
              1994 and incorporated herein by reference
10.11    --   First Amendment to Credit Agreement dated December 3, 1994 among the Company,
              Herschel Corporation and First Bank National Association, filed as an exhibit 10.11 to the Company's Form 10-K originally filed on January 26, 1996 and incorporated herein by reference
10.12    --   Second Amendment to Credit Agreement dated May 16, 1995 among the Company, Herschel
              Corporation and First Bank National Association, filed as an exhibit 10.12 to the
              Company's 10-K originally filed on January 26, 1996 and incorporated herein by reference
10.13    --   Third Amendment to Credit Agreement dated December 1, 1995 among the Company and
              First Bank National Association, filed as an exhibit 10.13 to the Company's 10-K originally filed on January 26, 1996 and incorporated herein by reference
10.14    --   Asset Purchase Agreement By and Between Alamo Group (USA) Inc. (the "Buyer") and
              Herschel Corporation and Central Tractor Farm and Country, Inc. (the "Sellers")
              dated December 4, 1995, filed as an exhibit 10.14 to the Company's 10-K originally filed on January 26, 1996 and incorporated herein by reference
10.15    --   Asset Purchase Agreement By and Between Central Tractor Farm & Country, Inc. (the
              "Buyer") and Big Bear Farm Stores, Inc. (the "Seller") dated May 22, 1996, filed as an exhibit 10.15 to the Company's 10-Q originally filed on September 9, 1996 and incorporated herein by reference
10.16    --   Agreement and Plan of Merger dated November 27, 1996 by and among Central Tractor
              Farm & Country, Inc., J.W. Childs Equity Partners, L.P., JWC Holdings I, Inc. and
              JWC Acquisition, I, Inc., filed as an exhibit 10.16 to the Company's 8-K originally filed on December 3, 1996 and incorporated herein by reference
10.17    --   Securities Purchase Agreement, dated as of November 27, 1996, by and among
              Mezzanine Lending Associates I, L.P., Mezzanine Lending Associates II, L.P.,
              Mezzanine Lending Associates III, L.P., Senior Lending Associates I, L.P., BCC
              Industrial Services, JWC Acquisition, I, Inc., J.W. Childs Equity Partners, L.P.,
              Central Tractor Farm & Country, Inc. filed as an exhibit 10.20 to JWCAC's Schedule
              13D originally filed on December 9, 1996 and incorporated herein by reference

10.18    --   Letter Agreement, dated as of November 27, 1996 between JWC Acquisition I, Inc. and
              Mr. James T. McKitrick, filed as an exhibit 10.21 to JWCAC's Schedule 13D originally filed on December 9, 1996 and incorporated herein by reference

10.19    --   Letter Agreement, dated as of November 27, 1996 between JWC Acquisition I, Inc. and
              Mr. G. Dean Longnecker, filed as an exhibit 10.21 to JWCAC's Schedule 13D originally filed on December 9, 1996 and incorporated herein by reference

10.20    --   Commitment Letter, dated as of November 26, 1996, among NationsBank, N.A.,
              NationsBanc Capital Markets, Inc., J.W. Childs Equity Parnters, L.P., JWC
              Acquisition I, Inc. and JWC Holdings I, Inc., filed as an exhibit 10.23 to the
              JWCAC's Schedule 13D originally filed on December 9, 1996 and incorporated herein by reference

10.21    --   Commitment Letter, dated as of November 26, 1996, among NationsBridge, L.L.C., J.W.
              Childs Equity Parnters, L.P., JWC Acquisition I, Inc. and JWC Holdings I, Inc.,
              filed as an exhibit 10.24 to JWCAC's Schedule 13D originally filed on December 9,
              1996 and incorporated herein by reference

10.22    --   Employment Agreement between the Company and George D. Miller dated May 6, 1996*

11       --   Statement Regarding Computation of Per Share Earnings*

12       --   Schedule Regarding Computation of Ratio of Earnings to Fixed Charges*

21       --   Subsidiaries of the Company, filed as exhibit 21 to the Company's Annual Report on
              Form 10-K for the year ended November 2, 1996 and incorporated herein by reference

23.1     --   Consent of Ernst & Young LLP

23.2     --   Consent of Sullivan & Worcester LLP (included in Exhibit 5)**

23.3     --   Consent of John W. Childs*

23.4     --   Consent of Jerry D. Horn*

23.5     --   Consent of Steven G. Segal*

23.6     --   Consent of Adam L. Suttin*

23.7     --   Consent of Jeffrey B. Swartz*

23.8     --   Consent of William E. Watts*

24       --   Power of Attorney*

25       --   Statement of Eligibility of Trustee**

---------------
 * Previously filed

** To be filed by amendment.